CONTENT

2

Deloitte
Auditores y Consultores Limitada
RUT: 80.276.200-3
Rosario Norte 407
Las Condes, Santiago
Chile
Fono: (56-2) 2729 7000
Fax: (56-2) 2374 9177
e-mail: deloittechile@deloitte.com
www.deloitte.cl

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of

Banco Santander Chile

We have audited the accompanying consolidated financial statements of Banco Santander Chile and its subsidiaries (the "Bank"), which comprise the consolidated statements of financial position as of December 31, 2013 and 2012, and the related consolidated statements of income, statements of comprehensive income, statements of changes in equity, and statements of cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with the accounting standards and instructions issued by the Superintendency of Banks and Financial Institutions. This responsibility includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in Chile. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Bank’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Bank’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Deloitte® se refiere a Deloitte Touche Tohmatsu Limited una compañía privada limitada por garantía, de Reino Unido, y a su red de firmas miembro, cada una de las cuales es una entidad legal separada e independiente. Por favor, vea en www.deloitte.cl/acerca de la descripción detallada de la estructura legal de Deloitte Touche Tohmatsu Limited y sus firmas miembro.

Deloitte Touche Tohmatsu Limited es una compañía privada limitada por garantía constituida en Inglaterra & Gales bajo el número 07271800, y su domicilio registrado: Hill House, 1 Little New Street, London, EC4A 3TR, Reino Unido.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Banco Santander Chile and its subsidiaries as of December 31, 2013 and 2012, and the results of their operations and their cash flows for the years then ended in accordance with accounting standards and instructions issued by the Superintendency of Banks and Financial Institutions.

Emphasis on an issue

As indicated in Note 3 to the consolidated financial statements, during December 2013 the Bank sold its entire ownership in Santander Asset Management S.A. Administradora General de Fondos to SAM Investment Holdings Limited for 99.99% of total shares and to Santander Assets Management UK Holdings Limited for the remaining 0.01% of total shares, both related companies, generating a profit of Ch$78,122 million.

Other matters

The accompanying financial statements have been translated into English for the convenience of readers outside Chile.

January 20, 2014

Santiago, Chile

Mauricio Farías

Banco Santander Chile and Subsidiaries

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As of December 31,
		2013	2012
	NOTE	MCh$	MCh$

ASSETS
Cash and deposits in banks	5	1,571,810	1,250,414
Cash items in process of collection	5	604,077	520,267
Trading investments	6	287,567	338,287
Investments under resale agreements	7	17,469	6,993
Financial derivative contracts	8	1,494,018	1,293,212
Interbank loans, net	9	125,395	90,527
Loans and accounts receivable from customers, net	10	20,327,021	18,325,957
Available for sale investments	12	1,700,993	1,826,158
Held to maturity investments		-	-
Investments in associates and other companies	13	9,681	7,614
Intangible assets	14	66,703	87,347
Property, plant, and equipment	15	180,215	162,214
Current taxes	16	1,643	10,227
Deferred taxes	16	230,215	186,407
Other assets	17	400,025	655,217
TOTAL ASSETS		27.016.832	24.760.841

LIABILITIES
Deposits and other demand liabilities	18	5,620,763	4.970.019
Cash items in process of being cleared	5	276,379	284.953
Obligations under repurchase agreements	7	208,972	304.117
Time deposits and other time liabilities	18	9,675,272	9.112.213
Financial derivative contracts	8	1,300,109	1.146.161
Interbank borrowings	19	1,682,377	1.438.003
Issued debt instruments	20	5,198,658	4.571.289
Other financial liabilities	20	189,781	192.611
Current taxes	16	50,242	525
Deferred taxes	16	25,088	9.544
Provisions	22	236,232	221.089
Other liabilities	23	198,777	341.274
TOTAL LIABILITIES		24.662.650	22,591,798

EQUITY

Attributable to the Bank's shareholders:		2,325,678	2.134.778
Capital	25	891,303	891.303
Reserves	25	1,130,991	975.460
Valuation adjustments	25	(5,964)	(3.781)
Retained earnings		309,348	271.796
Retained earnings from prior years		-	-
Income for the period		441,926	388.282
Minus: Provision for mandatory dividends	25	(132,578)	(116.486)
Non-controlling interest	27	28,504	34.265
TOTAL EQUITY		2,354,182	2,169,043

TOTAL LIABILITIES AND EQUITY		27,016,832	24,760,841

Consolidated Financial Statements December 2013 / Banco Santander Chile 5

Banco Santander Chile and Subsidiaries

CONSOLIDATED STATEMENTS OF INCOME

For the years ended

		December 31,
		2013	2012
	NOTE	MCh$	MCh$

OPERATING INCOME

Interest income	28	1,871,204	1,890,953
Interest expense	28	(794,442)	(848,219)

Net interest income		1,076,762	1,042,734

Fee and commission income	29	346,120	360,467
Fee and commission expense	29	(116,284)	(102,780)

Net fee and commission income		229,836	257,687

Net loss from financial operations (net trading loss)	30	(28,613)	(64,079)
Net foreign exchange gain	31	144,726	146,378
Other operating income	36	20,508	19,758

Net operating profit before provision for loan losses		1,443,219	1,402,478

Provision for loan losses	32	(364,031)	(366,702)

NET OPERATING PROFIT		1,079,188	1,035,776

Personnel salaries and expenses	33	(308,344)	(299,904)
Administrative expenses	34	(188,191)	(175,883)
Depreciation and amortization	35	(61,074)	(56,369)
Impairment of property, plant, and equipment	35	(244)	(90)
Other operating expenses	36	(62,351)	(59,716)

Total operating expenses		(620,204)	(591,962)

OPERATING INCOME		458,984	443,814

Income from investments in associates and other companies	13	79,544	267

Income before tax		538,528	444,081

Income tax expense	16	(94,467)	(51,174)

NET INCOME FOR THE YEAR		444,061	392,907

Attributable to:
Equity holders of the Bank		441,926	388,282
Non-controlling interest	27	2,135	4,625
Earnings per share attributable to Equity holders of the Bank :
(expressed in Chilean pesos)
Basic earnings	25	2.345	2.060
Diluted earnings	25	2.345	2.060

Consolidated Financial Statements December 2013 / Banco Santander Chile 6

Banco Santander Chile and Subsidiaries

CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE INCOME

For the years ended

		December 31,
		2013	2012
	NOTE	MCh$	MCh$

NET INCOME FOR THE YEAR		444,061	392,907

OTHER COMPREHENSIVE INCOME - ITEMS WHICH MAY BE RECLASSIFIED SUBSEQUENTLY TO PROFIT OR LOSS:

Available for sale investments	12	10,857	(13,060)
Cash flow hedge	25	(13,572)	4,921

Other comprehensive income which may be reclassified subsequently to profit or loss, before tax taxes		(2,715)	(8,139)

Income tax related to items which may be reclassified subsequently to profit or loss	16	543	1,572

Other comprehensive income for the year which may be reclassified subsequently to profit or loss, net of tax		(2,172)	(6,567)

OTHER COMPREHENSIVE INCOME THAT MAY NOT BE RECLASSIFIED SUBSEQUENTLY TO PROFIT OR LOSS		-	-
TOTAL COMPREHENSIVE INCOME FOR THE YEAR		441,889	386,340

Attributable to:
Equity holders of the Bank		439,743	381,669
Non-controlling interests	27	2,146	4,671

Consolidated Financial Statements December 2013 / Banco Santander Chile 7

Banco Santander Chile and Subsidiaries

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the years ended December 31, 2013 and 2012

		RESERVES		ACCUMULATED OTHER COMPREHENSIVE INCOME			RETAINED EARNINGS
	Capital	Reserves and other retained earnings	Effects of merger of companies under common control	Available for sale investments	Cash flow hedge	Income tax effects	Retained earnings of prior years	Income for the year	Provision for mandatory dividends	Total attributable to shareholders	Non-controlling interest	Total Equity
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Equity as of December 31, 2011	891,303	804,752	(2,224)	3,077	394	(639)	-	435,084	(130,525)	2,001,222	33,801	2,035,023
Adjustment for accounting changes (IAS 19) (*)	-	(1,101)	-	-	-	-	-	-	-	(1,101)	-	(1,101)
Distribution of income from previous period	-	-	-	-	-	-	435,084	(435,084)	-	-	-	-
Equity as of January 1, 2012	891,303	803,651	(2,224)	3,077	394	(639)	435,084	-	(130,525)	2,000,121	33,801	2,033,922

Dividends distributions/ withdrawals made	-	-	-	-	-	-	(261,051)	-	130,525	(130,526)	(4,207)	(134,733)
Transfer of retained earnings to reserves	-	174,033	-	-	-	-	(174,033)	-	-	-	-	-
Provision for mandatory dividends	-	-	-	-	-	-	-	-	(116,486)	(116,486)	-	(116,486)
Subtotals	-	174,033	-	-	-	-	(435,084)	-	14,039	(247,012)	(4,207)	(251,219)
Other comprehensive income	-	-	-	(13,118)	4,921	1,584	-	-	-	(6,613)	46	(6,567)
Income for the year	-	-	-	-	-	-	-	388,282	-	388,282	4,625	392,907
Subtotals	-	-	-	(13,118)	4,921	1,584	-	388,282	-	381,669	4,671	386,340
Equity as of December 31, 2012	891,303	977,684	(2,224)	(10,041)	5,315	945	-	388,282	(116,486)	2,134,778	34,265	2,169,043

Equity as of December 31, 2012	891,303	977,684	(2,224)	(10,041)	5,315	945	-	388,282	(116,486)	2,134,778	34,265	2,169,043
Distribution of income from previous period	-	-	-	-	-	-	388,282	(388,282)	-	-	-	-
Equity as of January 1, 2013	891,303	977,684	(2,224)	(10,041)	5,315	945	388,282	-	(116,486)	2,134,778	34,265	2,169,043

Own shares transactions (1)	-	29	-	-	-	-	-	-	-	29	-	29
Dividends distributions/ withdrawals made	-	-	-	-	-	-	(232,780)	-	116,486	(116,294)	(7,907)	(124,201)
Transfer of retained earnings to reserves (*)	-	155,502	-	-	-	-	(155,502)	-	-	-	-	-
Provision for mandatory dividends	-	-	-	-	-	-	-	-	(132,578)	(132,578)	-	(132,578)
Subtotals	-	155,531	-	-	-	-	(388,282)	-	(16,092)	(248,843)	(7,907)	(256,750)
Other comprehensive income	-	-	-	10,843	(13,572)	546	-	-	-	(2,183)	11	(2,172)
Income for the year	-	-	-	-	-	-	-	441,926	-	441,926	2,135	444,061
Subtotals	-	-	-	10,843	(13,572)	546	-	441,926	-	439,743	2,146	441,889
Equity as of December 31, 2013	891,303	1,133,215	(2,224)	802	(8,257)	1,491	-	441,926	(132,578)	2,325,678	28,504	2,354,182
(1)	Corresponds to the profit on sale of own shares received in lieu of payment, see Note 03 - Significant events.

	Total attributable to Bank shareholders	Allocated to reserves	Allocated to dividends	Percentage distributed	Number of	Dividend per share
Period	MCh$	MCh$	MCh$	%	shares	(in pesos)

Year 2012 (Shareholders Meeting April 2013) (*)	387,967	155,187	232,780	60	188,446,126,794	1.235

Year 2011 (Shareholders Meeting April 2012)	435,084	174,033	261,051	60	188,446,126,794	1.385

(*) For presentation purposes, these amounts have been adjusted to reflect the requirements established by IAS 19 - Revised 'Employee Benefits'. The amount of dividends distributed in 2012, are shown as that amount approved at the time by the Shareholders meeting. See Note 02 - Accounting changes.

Consolidated Financial Statements December 2013 / Banco Santander Chile 8

Banco Santander Chile and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOW

For the years ended

		December 31,
		2013	2012
	NOTE	MCh$	MCh$

A - CASH FLOWS FROM OPERATING ACTIVITIES
CONSOLIDATED INCOME BEFORE TAX		538,528	441,081
Debits (credits) to income that do not represent cash flows
Depreciation and amortization	35	61,074	56,369
Impairment of property, plant, and equipment	15	244	90
Provision for loan losses	32	419,315	399,717
Mark to market of trading investments		(13,711)	(9,978)
Income from investments in associates and other companies	13	(1,422)	(267)
Net gain on sale of assets received in lieu of payment	36	(17,046)	(9,307)
Provision on assets received in lieu of payment	36	3,580	3,902
Net gain on sale of investments in associates and other companies	36	-	(599)
Net gain on sale of subsidiary companies	13	(78,122)	-
Net gain on sale of property, plant and equipment	36	(176)	(9,194)
Charge off of assets received in lieu of payment	36	8,796	9,180
Net interest income	28	(1,076,762)	(1,042,734)
Net fee and commission income	29	(229,836)	(257,687)
Debits (credits) to income that do not represent cash flows		38,580	18,324
Changes in deferred taxes	16	(27,721)	(32,653)
Increase/decrease in operating assets and liabilities
Decrease (increase) of loans and accounts receivables from customers, net		(1,978,593)	(1,272,687)
Decrease (increase) of financial investments		175,886	(93,372)
Decrease (increase) due to resale agreements (assets)		(10,476)	5,935
Decrease (increase) of interbank loans		(34,868)	(2,985)
Decrease (increase) of assets received or awarded in lieu of payment		4,053	45,280
Increase of debits in customers checking accounts		397,383	462,367
Increase (decrease) of time deposits and other time liabilities		563,059	195,535
Increase (decrease) of obligations with domestic banks		500	-
Increase (decrease) of other demand liabilities or time obligations		253,361	93,838
Increase (decrease) of obligations with foreign banks		244,051	(481,677)
Increase (decrease) of obligations with Central Bank of Chile		(177)	(412)
Increase (decrease) obligations under repurchase agreements		(95,145)	(240,264)
Increase (decrease) in other financial liabilities:		(2,830)	16,012
Net increase of other assets and liabilities		(421,648)	(629,131)
Redemption of letters of credit		(40,231)	(45,830)
Mortgage bond issuance		70,339	-
Senior bond issuances		664,422	623,457
Redemption of senior bonds and payments of interest		(190,719)	(507,369)
Interest received		1,905,532	1,910,729
Interest paid		(729,942)	(871,130)
Dividends received from investments in other companies	13	775	896
Fees and commissions received	29	346,120	360,467
Fees and commissions paid	29	(116,284)	(102,780)
Income tax paid	16	(94,467)	(51,174)
Total cash flow provided by (used in) operating activities		535,422	(1,018,051)

Consolidated Financial Statements December 2013 / Banco Santander Chile 9

Banco Santander Chile and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOW

For the years ended

		December 31,
		2013	2012
	NOTE	MCh$	MCh$

B - CASH FLOWS FROM INVESTMENT ACTIVITIES:
Purchases of property, plant, and equipment	15	(40,789)	(36,738)
Sales of property, plant, and equipment	15	348	6,573
Purchases of investments in associates and other companies	13	(1,440)	(61)
Sales of investments in associates and other companies	13	90,281	401
Purchases of intangible assets	14	(18,400)	(42,262)
Total cash flow provided by (used in) investment activities		30,000	(72,087)

C - CASH FLOW FROM FINANCING ACTIVITIES:
From shareholders’ financing activities		(123,036)	(396,932)
Issuance of subordinated bonds		141,043	-
Redemption of subordinated bonds and payments of interest		(31,299)	(135,881)
Dividends paid		(232,780)	(261,051)
From non-controlling interest financing activities		(7,907)	(4,207)
Dividends and/or withdrawals paid		(7,907)	(4,207)
Total cash flow used in financing activities		(130,943)	(401,139)

D – NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS DURING THE YEAR		434,479	(1,491,277)

E – EFFECTS OF FOREIGN EXCHANGE RATE FLUCTUATIONS		(20,699)	(3,664)

F - INITIAL BALANCE OF CASH AND CASH EQUIVALENTS		1,485,728	2,980,669

FINAL BALANCE OF CASH AND CASH EQUIVALENTS	5	1,899,508	1,485,728

		December 31
Reconciliation of provisions for the Consolidated Statement of Cash Flow for		2013	2012
the year		MCh$	MCh$

Provision for loan losses for cash flow purposes	32	419,315	399,717
Recovery of loans previously charged off	32	(55,284)	(33,015)
Provision for loan losses - net		364,031	366,702

Consolidated Financial Statements December 2013 / Banco Santander Chile 10

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Notes to the Consolidated Financial Statements

As of and for the years ended December 31, 2013 and 2012

CORPORATE INFORMATION

Banco Santander Chile (formerly Banco Santiago) is a corporation (limited company bank) organized under the laws of the Republic of Chile, headquartered at Bandera #140, Santiago, which provides a broad range of general banking services to its customers, from individuals to major corporations. Banco Santander Chile and its subsidiaries (collectively referred to herein as the “Bank” or “Banco Santander Chile”) offers commercial and consumer banking services, as well as other services, including factoring, collection, leasing, securities and insurance brokerage, mutual and investment fund management, and investment banking.

A Special Meeting of Shareholders of Banco Santiago was held on July 18, 2002, the minutes of which were notarized as a public deed on July 19, 2002 at the Notarial Office of Santiago before Notary Nancy de la Fuente Hernández, and it was agreed to merge Banco Santander Chile with Banco Santiago by merging the former into the latter, which acquired the former’s assets and liabilities. It was likewise agreed to dissolve Banco Santander Chile in advance and change the name of Banco Santiago to Banco Santander Chile. This change was authorized by Resolution No.79 of the Superintendency of Banks and Financial Institutions (SBIF), adopted on July 26, 2002, published in the Official Journal on August 1, 2002 and registered on page 19,992 under number 16,346 for the year 2002 in the Registry of Commerce of the Curator of Real Estate of Santiago.

In addition to the amendments to the bylaws discussed above, the bylaws have been amended on multiple occasions, the last time at the Special Shareholders Meeting of April 24, 2007, the minutes of which were notarized as a public deed on May 24, 2007 at the Notarial Office of Nancy de la Fuente Hernández. This amendment was approved pursuant to Resolution No.61 of June 6, 2007 of the Superintendency of Banks and Financial Institutions. An extract thereof and the resolution were published in the Official Journal of June 23, 2007 and registered in the Registry of Commerce for 2007 on page 24,064 under number 17,563 of the aforementioned Curator.

By means of this last amendment, Banco Santander Chile, pursuant to its bylaws and as approved by the Superintendency of Banks and Financial Institutions, may also use the names Banco Santander Santiago or Santander Santiago or Banco Santander or Santander.

Banco Santander Spain controls Banco Santander-Chile through its holdings in Teatinos Siglo XXI Inversiones Ltda. and Santander-Chile Holding S.A., which are controlled subsidiaries of Banco Santander Spain. As of December 31, 2013 Banco Santander Spain owns or controls directly and indirectly 99.5% of Santander-Chile Holding S.A. and 100% of Teatinos Siglo XXI Inversiones Ltda. This gives Banco Santander Spain control over 67.18% of the Bank’s shares.

a)	Basis of preparation

These Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). In the event of discrepancies between the accounting principles and the accounting criteria issued by the SBIF (Compendium of Accounting Standard), the latter will prevail.

For purposes of these Consolidated Financial Statements, the Bank uses certain terms and conventions for currency. “USD” refers to “U.S. dollar”, “EUR” refers to “euro”, “CNY” refers to “Chinese yuan”, “CHF” refers to “Swiss franc”, and “UF” refers to “unidad de fomento”, a national inflation-indexed unit.

The Notes to the consolidated financial statements contain additional information to that submitted in the Consolidated Statement of Financial Position, Consolidated Statement of Income, Consolidated Statement of Comprehensive Income, Consolidated Statement of Changes in Equity and Consolidated Statement of Cash Flows. The notes provide narrative descriptions and other information regarding those statements in a clear, relevant, reliable and comparable manner.

Consolidated Financial Statements December 2013 / Banco Santander Chile 11

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

b)	Basis of preparation for the Financial Statements

The Consolidated Financial Statements as of December 31, 2013 and 2012 consolidate the financial statements of the Bank entities over which the bank has control (including structured entities). Control is achieved when the Bank:

I.	Has power over the investee;
II.	Is exposed, or has rights, to variable returns from its involvement with the investee; and
III.	Has the ability to use its power to affect its returns.

The Bank reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above..

When the Bank has less than a majority of the voting rights of an investee, it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities over the investee unilaterally. The Bank considers all relevant facts and circumstances in assessing whether or not the Bank’s voting rights in an investee are sufficient to give it power, including:

•	the size of the Bank’s holding of voting rights relative to the size and dispersion of holdings of the other vote holders;
•	potential voting rights held by the Bank, other vote holders or other parties;
•	rights arising from other agreements; and
•	any additional facts and circumstances that indicate that the Bank has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders' meetings

Consolidation of a subsidiary begins when the Bank obtains control over the subsidiary and ceases when the Bank loses control over the subsidiary. Specifically, income and expenses of a subsidiary acquired or disposed of during the year are included in the Consolidated Statement of Income and in the Consolidated Statement of Other Comprehensive Income from the date the Bank gains control until the date when the Bank ceases to control the subsidiary.

Profit or loss and each component of other comprehensive income are attributed to the owners of the Bank and to the non-controlling interests. Total comprehensive income of subsidiaries is attributed to the owners of the Bank and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

When necessary, adjustments are made to the financial statements of the subsidiaries to bring their accounting policies into line with the Bank accounting policies.

All intragroup assets and liabilities, equity, income, expenses and cash flows relating to transactions between consolidated entities are eliminated in full on consolidation.

Changes in the consolidated entities ownership interests in subsidiaries that do not result in losing control over the subsidiaries are accounted for as equity transactions. The carrying amounts of the Group’s interest and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the Bank.

In addition, third parties’ shares in the Consolidated Bank’s equity are presented as “Non controlling interests” in the Consolidated Statement of Changes in Equity. Their share in the income for the year is presented as “Attributable to non-controlling interests” in the Consolidated Statement of Income

Consolidated Financial Statements December 2013 / Banco Santander Chile 12

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

The following companies are considered entities controlled by the Bank and are therefore within the scope of consolidation:

i.	Entities controlled by the Bank through participation in equity

			Percent ownership share
			As of December 31
		Place of	2013			2012
		Incorporation and	Direct	Indirect	Total	Direct	Indirect	Total
Name of the Subsidiary	Main activity	operation	%	%	%	%	%	%

Santander Corredora de Seguros Limitada	Insurance brokerage	Santiago, Chile	99.75	0.01	99.76	99.75	0.01	99.76
Santander S.A. Corredores de Bolsa	Financial instruments brokerage	Santiago, Chile	50.59	0.41	51.00	50.59	0.41	51.00
Santander Asset Management S.A. Administradora General de Fondos (*)	Third-party funds administration	Santiago, Chile	-	-	-	99.96	0.02	99.98
Santander Agente de Valores Limitada	Securities brokerage	Santiago, Chile	99.03	-	99.03	99.03	-	99.03
Santander S.A. Sociedad Securitizadora	Purchase of credits and issuance of debt instruments	Santiago, Chile	99.64	-	99.64	99.64	-	99.64
Santander Servicios de Recaudación y Pagos Limitada	Support society, making and receiving payments	Santiago, Chile	99.90	0.10	100.00	99.90	0.10	100.00

 (*) Santander Asset Management S.A. Administradora General de Fondos was sold in December 2013, see Note 03 - Significant events.

The Bank only holds complete controlling participation in Santander Servicios de Recaudación y Pagos Limitada. The detail of non-controlling participation on all the remaining subsidiaries can be seen in Note 27 - Non controlling interest.

ii.	Entities controlled by the Bank through other considerations

The following companies have been consolidated based on the determination that the Bank has control as previously defined above and in accordance with IFRS 10, Consolidated Financial Statements:

-	Santander Gestión de Recaudación y Cobranza Limitada (collection services)
-	Multinegocios S.A. (management of sales force).
-	Servicios Administrativos y Financieros Limitada (management of sales force)
-	Fiscalex Limitada (collection services)
-	Multiservicios de Negocios Limitada (call center)
-	Bansa Santander S.A. (management of repossessed assets and leasing of properties)

iii.	Associates

An associate is an entity over which the Bank has significant influence. Significant influence, in this case, is defined as the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies. An investment in an associate is accounted for using the equity method from the date on which the investee becomes an associate.

The following companies are considered “Associates” in which the Bank accounts for its participation using the equity method:

Consolidated Financial Statements December 2013 / Banco Santander Chile 13

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

			Percent ownership share
		Place of	As of December 31
		Incorporation	2013	2012
Name Subsidiaries	Main activity	and operation	%	%
Redbanc S.A.	ATM services	Santiago, Chile	33.43	33.43
Transbank S.A.	Debit and credit card services	Santiago, Chile	25.00	25.00
Centro de Compensación Automatizado	Electronic fund transfer and compensation services	Santiago, Chile	33.33	33.33
Sociedad Interbancaria de Depósito de Valores S.A.	Delivery of securities on public offer	Santiago, Chile	29.28	29.28
Cámara Compensación de Alto Valor S.A.	Payments clearing	Santiago, Chile	14.14	14.14
Administrador Financiero del Transantiago S.A.	Administration of boarding passes to public transportation	Santiago, Chile	20.00	20.00
Sociedad Nexus S.A.	Credit card processor	Santiago, Chile	12.90	12.90
Servicios de Infraestructura de Mercado OTC S.A.	Administration of the infrastructure for the financial market of derivative instruments	Santiago, Chile	11.11	-

In the case of Nexus S.A. and Cámara Compensación de Alto Valor S.A., Banco Santander Chile has a representative on the Board of Directors. According to this fact and definitions previously mentioned , the Bank has concluded that it exerts significant influence over those entities.

In July, 2013 national banks jointly created the company Servicios de Infraestructura de Mercado OTC S.A, and its objective is to offer certain services to the financial market, granting services of registration, confirmation, storage, consolidation and reconciliation of operations with derivative financial instruments. Banco Santander possesses an 11.11% equity participation (see Note 03 - Significant events and Note 13 - Investments in associates and other companies). This investee is considered an associate since, through its executives, the Bank has been actively involved in managing the company, in the process of organization and in the implementation of the functional structure of this company, resulting in significant influence over this company.

iv.	Share or rights in other companies

Entities in which the Bank has no control or significant influence are presented in this category. These holdings are shown at purchase value.

c)	Non-controlling interest

Non-controlling interest represents the portion of net income and net assets which the Bank does not own, either directly or indirectly. It is presented as “Attributable to non-controlling interest” separately in the Consolidated Statement of Income, and separately from shareholders’ equity in the Consolidated Statement of Financial Position.

In the case of entities controlled by the Bank through other considerations, income and equity are presented in full as non-controlling interest, since the Bank controls them, but does not have any ownership expressed as a percentage..

d)	Operating segments

The Bank discloses separate information for each operating segment that

i.	has been identified
ii.	exceeds the quantitative thresholds stipulated for a segment.

Operating segments with similar economic characteristics often have a similar long-term financial performance. Two or more segments can be combined only if aggregation is consistent with International Financial Reporting Standards 8 “Operating Segments” (IFRS 8) and the segments have similar economic characteristics and are similar in each of the following respects:

Consolidated Financial Statements December 2013 / Banco Santander Chile 14

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

i.	the nature of the products and services;
ii.	the nature of the production processes;
iii.	the type or class of customers that use their products and services;
iv.	the methods used to distribute their products or services; and
v.	if applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.

The Bank reports separately on each operating segment that exceeds any of the following quantitative thresholds:

i.	Its reported revenue, from both external customers and intersegment sales or transfers, is 10% or more of the combined internal and external revenue of all the operating segments.

ii.	The absolute amount of its reported profit or loss is 10% or more of the greater in absolute amount of: (i) the combined reported profit of all the operating segments that did not report a loss; (ii) the combined reported loss of all the operating segments that reported a loss.

iii.	Its assets represent 10% or more of the combined assets of all the operating segments.

Operating segments that do not meet any of the quantitative thresholds may be treated as segments to be reported, in which case the information must be disclosed separately if management believes it could be useful for the users of the Consolidated Financial Statements.

Information about other business activities of the operating segments not separately reported is combined and disclosed in the “Other segments” category.

According to the information presented, the Bank’s segments were determined under the following definitions: An operating segment is a component of an entity:

i.	that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses from transactions with other components of the same entity);
ii.	whose operating results are regularly reviewed by the entity’s chief executive officer, who makes decisions about resources allocated to the segment and assess its performance; and
iii.	for which discrete financial information is available.

e)	Functional and presentation currency

According to International Accounting Standard No.21 “The Effects of Changes in Foreign Exchange Rates” (IAS 21), the Chilean peso, which is the currency of the primary economic environment in which the Bank operates and the currency which influences its costs and revenues structure, has been defined as the Bank’s functional and presentation currency.

Accordingly, all balances and transactions denominated in currencies other than the Chilean Peso are treated as “foreign currency.”

f)	Foreign currency transactions

The Bank grants loans and accepts deposits in amounts denominated in foreign currencies, mainly the U.S. dollar. Assets and liabilities denominated in foreign currencies, held by the Bank are translated to Chilean pesos based on the market rate published by Reuters at 1:30 p.m. on the last business day of every month; the rate used was Ch$524.20 per US$1 as of December 31, 2013 (Ch$478.75 per US$1 as of December 31, 2012).

The amounts of net foreign exchange gains and losses includes recognition of the effects that exchange rate variations have on assets and liabilities denominated in foreign currencies and the profits and losses on foreign exchange spot and forward transactions undertaken by the Bank.

Consolidated Financial Statements December 2013 / Banco Santander Chile 15

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

g)	Definitions and classification of financial instruments

i.	Definitions

A “financial instrument” is any contract that gives rise to a financial asset of one entity, and a financial liability or equity instrument of another entity.

An “equity instrument” is a legal transaction that evidences a residual interest in the assets of an entity deducting all of its liabilities.

A “Financial derivative” is a financial instrument whose value changes in response to the changes in an observable market variable (such as an interest rate, a foreign exchange rate, a financial instrument’s price, or a market index, including credit ratings), whose initial investment is very small compared with other financial instruments having a similar response to changes in market factors, and which is generally settled at a future date.

“Hybrid financial instruments” are contracts that simultaneously include a non-derivative host contract together with a financial derivative, known as an embedded derivative, which is not separately transferable and has the effect that some of the cash flows of the hybrid contract vary in a way similar to a stand-alone derivative.

ii.	Classification of financial assets for measurement purposes

The financial assets are initially classified into the various categories used for management and measurement purposes.

Financial assets are included for measurement purposes in one of the following categories:

-	Trading investments portfolio (at fair value through profit and loss): This category includes the financial assets acquired for the purpose of generating a profit in the short term from fluctuations in their prices. This category includes the portfolio of trading investments and financial derivative contracts not designated as hedging instruments.

-	Available for sale investment portfolio: is comprised of debt instruments not classified as “held-to-maturity investments,” “Credit investments (loans and accounts receivable from customers or interbank loans)” or “Financial assets at fair value through profit or loss”. Available for sale (AFS) investments are initially recorded at cost, which includes transaction costs that are directly attributable to the acquisition. AFS instruments are subsequently measured at fair value, or based on appraisals made with the use of internal models when appropriate. Unrealized gains or losses stemming from changes in fair value are recorded as a debit or credit to Other Comprehensive Income under the heading “Other comprehensive income” within equity. When these investments are disposed of or become impaired, the cumulative amount of the adjustments at fair value recognized in Other Comprehensive Income is transferred to the Consolidated Statement of Income under “Net income from financial operations.”

-	Held to maturity instruments portfolio: this category includes debt securities traded on an active market, with a fixed maturity, and with fixed or determinable payments, for which the Bank has both the intent and a proven ability to hold to maturity. Held to maturity investments are recorded at their amortized cost plus interest earned, minus any impairment losses established when their carrying amount exceeds the present value of estimated future cash flows.

-	Credit investments (loans and accounts receivable from customers or interbank loans): this category includes financing granted to third parties, based on their nature, regardless of the type of borrower and the form of financing. It includes loans and accounts receivable from customers, interbank loans, and financial lease transactions in which the consolidated entities act as lessor. Loans and receivable shall be measured at amortized cost using the effective interest method.

Consolidated Financial Statements December 2013 / Banco Santander Chile 16

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

iii.	Classification of financial assets for presentation purposes

For presentation purposes, the financial assets are classified by their nature into the following line items in the consolidated financial statements:

-	Cash and deposits in banks: This line includes cash balances, checking accounts and on-demand deposits with the Central Bank of Chile and other domestic and foreign financial institutions. Amounts invested or received as overnight deposits are included in this item.

-	Cash in process of collection: : This item represents domestic transactions in the process of transfer through a central domestic clearinghouse or international transactions which may be delayed in settlement due to time differences, etc.

-	Trading investments: This item includes financial instruments held-for-trading and investments in mutual funds which must be adjusted to their fair value in the same way as instruments acquired for trading.

-	Financial derivative contracts: Financial derivative contracts with positive fair values are presented in this item. It includes both independent contracts as well as derivatives that should and can be separated from a host contract, whether they are for trading or accounting hedging, as shown in Note 8 to the Consolidated Financial Statements.

-	Trading derivatives: Includes the fair value in favor of the Bank of derivatives which do not qualify for hedge accounting, including embedded derivatives separated from hybrid financial instruments.

-	Hedging derivatives: Includes the fair value in favor of the Bank of derivatives designated as hedging instruments in hedge accounting, including the embedded derivatives separated from the hybrid financial instruments designated as hedging instruments in hedge accounting.

-	Interbank loans: This item includes the balances of transactions with domestic and foreign banks, including the Central Bank of Chile, other than those reflected in the preceding items.

-	Loans and accounts receivables from customers: These loans are non-derivative financial assets for which fixed or determined amounts are charged, that are not listed on an active market and which the Bank does not intend to sell immediately or in the short term. When the Bank is the lessor in a lease, and it substantially transfers the risks and benefits incidental to the leased asset, the transaction is presented in loans and accounts receivable from customers.

-	Investment instruments: Are classified into two categories: held-to-maturity investments, and available-for-sale investments. The held-to-maturity investment category includes only those instruments for which the Bank has the ability and intent to hold them until their maturity. The remaining investments are treated as available for sale.

iv.	Classification of financial liabilities for measurement purposes

The financial liabilities are initially classified into the various categories used for management and measurement purposes.

Financial liabilities are included, for measurement purposes, in one of the following categories:

-	Financial liabilities held for trading (at fair value through profit or loss): financial liabilities issued to generate a short-term profit from fluctuations in their prices, financial derivatives not deemed to qualify for hedge accounting and financial liabilities arising from firm commitment under repurchase agreements or those entered into under short term commitments..

-	Financial liabilities at amortized cost: financial liabilities, regardless of their type and maturity, not included in any of the aforementioned categories which arise from the borrowing activities of financial institutions.

Consolidated Financial Statements December 2013 / Banco Santander Chile 17

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

v.	Classification of financial liabilities for presentation purposes

The financial liabilities are classified by their nature into the following line items in the consolidated statements of financial position:

-	Deposits and other demand liabilities: This item includes all on-demand obligations except for term savings accounts, which are not considered on-demand instruments in view of their special characteristics. Obligations whose payment may be required during the period are deemed to be on-demand obligations. Operations which become callable the day after the closing date are not treated as on-demand obligations.

-	Cash in process of being cleared: : This item represents domestic transactions in the process of transfer through a central domestic clearinghouse or international transactions which may be delayed in settlement due to time differences, etc..

-	Obligations under repurchase agreements: This item includes the balances of sales of financial instruments under securities repurchase and loan agreements. According to actual applicable regulation, the Bank does not record instruments acquired under resale agreements in its investment portfolio, but as investments under resale agreements.

-	Time deposits and other demand liabilities: This item shows the balances of deposit transactions in which a term at the end of which they become callable has been stipulated.

-	Financial derivative contracts: This item includes financial derivative contracts with negative fair values (i.e. against the Bank), whether they are for trading or for accounting hedging purposes, as set forth in Note 8.

-	Trading derivatives: Includes the fair value against the Bank of derivatives which do not qualify for hedge accounting, including embedded derivatives separated from hybrid financial instruments.

-	Hedging derivatives: Includes the fair value against the Bank of derivatives designated as hedging instruments in hedge accounting, including the embedded derivatives separated from the hybrid financial instruments designated as hedging instruments in hedge accounting.

-	Interbank borrowings: This item includes obligations due to other domestic banks, foreign banks, or the Central Bank of Chile, which were not classified in any of the previous categories.

-	Debt instruments issued: This encompasses three items; Obligations under letters of credit, Subordinated bonds and senior bonds placed in the local and foreign market.

-	Other financial liabilities: This item includes credit obligations to persons other than domestic banks, foreign banks, or the Central Bank of Chile, for financing purposes or operations in the normal course of business.

h)	Valuation of financial assets and liabilities and recognition of fair value changes

In general, financial assets and liabilities are initially recorded at fair value which, in the absence of evidence to the contrary, is deemed to be the transaction price. Financial instruments not measured at fair value through profit or loss includes transaction costs. Subsequently, and at the end of each reporting period, they are measured pursuant to the following criteria:

i.	Valuation of financial assets

Financial assets are measured according to their fair value, gross of any transaction costs that may be incurred for their sale, except for loans and accounts receivable.

According to IFRS 13 Fair Value Measurement (effective date from January 1, 2013), “fair value” is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions (i.e. an exit price) regardless of whether that price is directly observable or estimated using another valuation technique. A fair value measurement is for a particular asset or liability. Therefore, when measuring fair value an entity shall take into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date.

Consolidated Financial Statements December 2013 / Banco Santander Chile 18

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

NOTE 01
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

The fair value measurement assumes that the transaction to sell the asset or transfer the liability takes place: (a) in the principal market for the asset or liability, or (b) in the absence of a principal market, the most advantageous for the asset or liability. When there is no observable market to provide pricing information in connection with the sale of an asset or transfer a liability at the measurement date, the fair value shall be assumed in a transaction that date, considered from the perspective of a potential market who intends to maximize value associated with the asset or liability.

For financial reporting purposes, fair value measurements are categorised into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

•	Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

•	Level 3 inputs are unobservable inputs for the asset or liability.

All derivatives are recorded in the Consolidated Statements of Financial Position at the fair value from their trade date. If their fair value is positive, they are recorded as an asset, and if their fair value is negative, they are recorded as a liability. The fair value on the trade date is deemed, in the absence of evidence to the contrary, to be the transaction price. The changes in the fair value of derivatives from the trade date are recorded in “Net income from financial operations” in the Consolidated Statement of Income.

Specifically, the fair value of financial derivatives included in the portfolios of financial assets or liabilities held for trading is deemed to be their daily quoted price. If, for exceptional reasons, the quoted price cannot be determined on a given date, the fair value is determined using similar methods to those used to measure over the counter (OTC) derivatives. The fair value of OTC derivatives is the sum of the future cash flows resulting from the instrument, discounted to present value at the date of valuation (“present value” or “theoretical close”) using valuation techniques commonly used by the financial markets: “net present value” (NPV) and option pricing models, among other methods. Also, within the fair value of derivatives are included Credit Valuation Adjustment (CVA), all with the objective that the fair value of each instrument includes the credit risk of its counterparty.

“Loans and accounts receivable from customers” and “Held-to-maturity instrument portfolio” are measured at amortized cost using the “effective interest method.” “Amortized cost” is the acquisition cost of a financial asset or liability, plus or minus, as appropriate, prepayments of principal and the cumulative amortization (recorded in the consolidated income statement) of the difference between the initial cost and the maturity amount as calculated under the effective interest rate method. For financial assets, amortized cost also includes any reductions for impairment or uncollectibility. For loans and accounts receivable designated as hedged items in fair value hedges, the changes in their fair value related to the risk or risks being hedged are recorded in “Net income from financial operations”.

The “effective interest method” is a method of calculating the amortized cost of a debt instrument and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the debt instrument , or, where appropriate, a shorter period, to the net carrying amount on initial recognition.

For fixed-rate financial instruments, the effective interest rate coincides with the contractual interest rate established on the acquisition date plus, where applicable, the fees and transaction costs that, because of their nature, are a part of the financial return. For floating-rate financial instruments, the effective interest rate coincides with the rate of return prevailing until the next benchmark interest reset date.

Consolidated Financial Statements December 2013 / Banco Santander Chile 19

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

The amounts at which the financial assets are recorded represent, in all material respects, the Bank’s maximum exposure to credit risk at each reporting date. The Bank has also received collateral and other credit enhancements to mitigate its exposure to credit risk, which consist mainly of mortgage guarantees, equity instruments and personal securities, assets leased out under leasing and rental agreements, assets acquired under repurchase agreements, securities loans and derivatives.

Income is recognized on an effective interest basis for debt instruments other than those financial assets classified as trading investments.

ii.	Valuation of financial liabilities

In general, financial liabilities are measured at amortized cost, as defined above, except for those financial liabilities designated as hedged items or hedging instruments and financial liabilities held for trading, which are measured at fair value.

iii.	Valuation techniques

Financial instruments at fair value, determined on the basis of quotations in active markets, include government debt securities, private sector debt securities, shares, short positions, and fixed-income securities issued.

In cases where price quotations cannot be observed, the Management makes its best estimate of the price that the market would set using its own internal models. In most cases, these models use data based on observable market parameters as significant inputs and, in very specific cases, they use significant inputs based on unobservable data. . Various techniques are employed to make these estimates, including the extrapolation of observable market data.

IFRS 13 defines “fair value" as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions. Fair value under IFRS 13 is an exit price regardless of whether that price is directly observable or estimated using another valuation technique.

The main techniques used as of December 31, 2013 and 2012 by the Bank’s internal models to determine the fair value of the financial instruments are as follows:

i.	In the valuation of financial instruments permitting static hedging (mainly “forwards” and “swaps”), the “present value” method is used. Estimated future cash flows are discounted using the interest rate curves of the related currencies. The interest rate curves are generally observable market data.

ii.	In the valuation of financial instruments requiring dynamic hedging (mainly structured options and other structured instruments), the Black-Scholes model is normally used. Where appropriate, observable market inputs are used to obtain factors such as the bid-offer spread, exchange rates, volatility, correlation indexes and market liquidity.

iii.	In the valuation of certain financial instruments exposed to interest rate risk, such as interest rate futures, caps and floors, the present value method (futures) and the Black-Scholes model (plain vanilla options) are used. The main inputs used in these models are observable market data, including the related interest rate curves, volatilities, correlations and exchange rates.

The fair value of the financial instruments arising from the abovementioned internal models considers contractual terms and observable market data, which include interest rates, credit risk, exchange rates, the quoted market price of shares, volatility and prepayments, among other things. These methodologies can be adjusted and evaluated, as appropriate, through the internal calculation of fair value and the subsequent comparison with the related actively traded price.

Consolidated Financial Statements December 2013 / Banco Santander Chile 20

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

iv.	Recording results

As a general rule, changes in the carrying amount of financial assets and liabilities are recorded in the Consolidated Statement of Income, distinguishing between those arising from the accrual of interest (which are recorded under interest income or interest expense as appropriate); and those arising for other reasons, which are recorded at their net amount under “Net income from financial operations”.

In the case of trading investments, the fair value adjustments, interest income, indexation and foreign exchange, are included in the Consolidated Statement of Income under “Net income from financial operations.”

Adjustments due to changes in fair value from:

“Available-for-sale financial instruments” are recorded in Other Comprehensive Income and accumulated under the heading “Other comprehensive income” within Equity.

-	When the AFS instruments are disposed of or are determined to be impaired, the amount of the fair value adjustments accumulated as “Valuation Adjustment” is reclassified to the Consolidated Statement of Income.

v.	Hedging transactions

The Bank uses financial derivatives for the following purposes:

i.	to sell to customers who request these instruments in the management of their market and credit risks,
ii.	to use these derivatives in the management of the risks of the Bank entities’ own positions and assets and liabilities (“hedging derivatives”), and
iii.	to obtain profits from changes in the price of these derivatives (“trading derivatives”).

All financial derivatives that do not qualify for hedge accounting are accounted for as “trading derivatives.”

A derivative qualifies for hedge accounting if all the following conditions are met:

1.	The derivatives hedge one of the following three types of exposure:

a.	Changes in the value of assets and liabilities due to fluctuations, among others, in inflation (UF), in the interest rate and/or exchange rate to which the position or balance to be hedged is subject (“fair value hedge”);
b.	Changes in the estimated cash flows arising from financial assets and liabilities, commitments and highly probable forecasted transactions (“cash flow hedge”);
c.	The net investment in a foreign operation (“hedge of a net investment in a foreign operation”).

2.	It is effective in offsetting exposure inherent in the hedged item or position throughout the expected term of the hedge, which means that:

a.	At the date of arrangement the hedge is expected, under normal conditions, to be highly effective (“prospective effectiveness”);
b.	There is sufficient evidence that the hedge was actually effective during the life of the hedged item or position (“retrospective effectiveness”).

3.	There must be adequate documentation evidencing the specific designation of the financial derivative to hedge certain balances or transactions and how this effective hedge was expected to be achieved and measured, provided that this is consistent with the Bank’s management of own risks.

Consolidated Financial Statements December 2013 / Banco Santander Chile 21

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

The changes in the value of financial instruments qualifying for hedge accounting are recorded as follows:

a.	In fair value hedges, the gains or losses arising on both hedging instruments and the hedged items (attributable to the type of risk being hedged) are recorded directly in the Consolidated Statement of Income.

b.	In fair value hedges of interest rate risk on a portfolio of financial instruments, gains or losses that arise in measuring hedging instruments are recorded directly in the Consolidated Statement of Income, whereas gains or losses due to changes in fair value of the hedged item (attributable to the hedged risk) are recorded in the Consolidated Statement of Income as a charge or credit, as applicable, to “Net income from financial operations”.

c.	In cash flow hedges, the effective portion of the change in value of the hedging instrument is recorded under the heading “Cash flow hedge” within the Equity component “Other comprehensive income”, until the hedged transaction occurs, thereafter being recorded in the Consolidated Statement of Income, unless the hedged transaction results in the recognition of non–financial assets or liabilities, in which case it is included in the cost of the non-financial asset or liability.

d.	The differences in valuation of the hedging instrument corresponding to the ineffective portion of the cash flow hedging transactions are recorded directly in the Consolidated Statement of Income under “Net income from financial operations . ”.

Hedge accounting is discontinued in a fair value hedge when the Bank revokes the hedging relationship, when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer qualifies for hedge accounting. The fair value adjustment to the carrying amount of the hedged item arising from the hedged risk is amortized to profit or loss from that date.

When cash flow hedges are discontinued, any cumulative gain or loss of the hedging instrument recognized in other comprehensive income under “Valuation adjustments” (from the period when the hedge was effective) remains recorded in equity until the hedged transaction occurs, at which time it is recorded in the Consolidated Statement of Income, unless the transaction, in the case of a forecast transaction cash flow hedge, is no longer expected to occur, in which case any cumulative profit or loss is recorded immediately in the Consolidated Statement of Income.

vi.	Derivatives embedded in hybrid financial instruments

Derivatives embedded in other financial instruments or in other host contracts are accounted for separately as derivatives if their risks and characteristics are not closely related to those of the host contracts, provided that the host contracts are not classified as “Other financial assets (liabilities) at fair value through profit or loss” or as “Trading investments portfolio.”

vii.	Offsetting of financial instruments

Financial asset and liability balances are offset, i.e., reported in the Consolidated Statements of Financial Position at their net amount, only if there is a legally enforceable right to offset the recorded amounts and an intent either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

viii.	Derecognition of financial assets and liabilities

The accounting treatment of transfers of financial assets depends on the extent and the manner in which the risks and rewards associated with the transferred assets are transferred to third parties:

i.	If the Bank transfers substantially all the risks and rewards to third parties, as in the case of unconditional sales of financial assets, sales under repurchase agreements at fair value at the date of repurchase, sales of financial assets with a purchased call option or written put option deeply out of the money, utilization of assets in which the assignor does not retain subordinated debt nor grants any credit enhancement to the new holders, and other similar cases, the transferred financial asset is removed from the Consolidated Statements of Financial Position.

Consolidated Financial Statements December 2013 / Banco Santander Chile 22

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

ii.	If the Bank retains substantially all the risks and rewards associated with the transferred financial asset, as in the case of sales of financial assets under repurchase agreements to repurchase at a fixed price or at the sale price plus interest, securities lending agreements under which the borrower undertakes to return the same or similar assets, and other similar cases, the transferred financial asset is not removed from the Consolidated Statements of Financial Position and continues to be measured by the same criteria as those used before the transfer. However, the following items are recorded:

-	An associated financial liability for an amount equal to the consideration received; this liability is subsequently measured at amortized cost.
-	The income from the transferred asset as well as the expenses associated with the liability contracted.

iii.	If the Bank neither transfers nor substantially retains all the risks and rewards associated with the transferred financial asset—as in the case of sales of financial assets with a purchased call option or written put option that is not deeply in or out of the money, securitization of assets in which the transferor retains a subordinated debt or other type of credit enhancement for a portion of the transferred asset, and other similar cases— the following distinction is made:

a.	If the transferor does not retain control over the transferred financial asset: the asset is removed from the Consolidated Statements of Financial Position and any rights or obligations retained or created in the transfer are recorded.

b.	If the transferor retains control over the transferred financial asset: it continues to be recorded in the Consolidated Statements of Financial Position for an amount equal to its exposure to changes in value and a financial liability associated with the transferred financial asset is recorded. The net carrying amount of the transferred asset and the associated liability is the amortized cost of the rights and obligations retained if the transferred asset is measured at amortized cost. If the rights and obligations are retained, the asset is measured at fair value.

Accordingly, financial assets are only removed from the Consolidated Statements of Financial Position when the rights over the cash flows they generate have terminated or when all the inherent risks and rewards of ownership have been substantially transferred to third parties. Similarly, financial liabilities are only derecognized from the Consolidated Statements of Financial Position when the obligations specified in the contract are discharged or cancelled or the contract has matured.

i)	Recognizing income and expenses

The most significant criteria used by the Bank to recognize its revenues and expenses are summarized as follows:

i.	Interest revenue, interest expense, and similar items

Interest revenue and expense are recorded on an accrual basis using the effective interest method.

However, when a given operation or transaction is past due by 90 days or more, when it originated from a refinancing or renegotiation, or when the Bank believes that the debtor poses a high risk of default, the interest and inflation adjustments pertaining to these transactions are not recorded directly in the Consolidated Statement of Income unless they have been actually received.

This interest and inflation adjustments are generally referred to as “suspended” and are recorded in memo accounts. This interest is recognized as income, when collected.

The resumption of interest income recognition of previously impaired loans only occurs when such loans became current (i.e., payments were received such that the loans are contractually past-due for less than 90 days) or they are no longer classified under the C3, C4, D1 or D2 categories (for loans individually evaluated for impairment).

Dividends received from companies classified as “Investments in other companies” are recorded as income when the right to receive them arises.

Consolidated Financial Statements December 2013 / Banco Santander Chile 23

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

ii.	Commissions, fees, and similar items

Fee and commission income and expenses are recognized in the Consolidated Statement of Income using criteria that vary according to their nature. The main criteria are:

-	Fee and commission income and expenses relating to financial assets and liabilities which are measured at fair value through profit or loss are recognized when they are earned.
-	Those arising from transactions or services that are performed over a period of time are recognized over the life of these transactions or services.
-	Those relating to services provided in a single act are recognized when the single act is performed.

iv.	Loan arrangement fees

Fees that arise as a result of the origination of a loan, mainly application and analysis-related fees, are deferred and recognized. in the Consolidated Statement of Income over the term of the loan.

j)	Impairment

i.	Financial assets:

A financial asset, other than that at fair value through profit and loss, is evaluated on each financial statement filing date to determine whether objective evidence of impairment exists.

A financial asset or group of financial assets will be impaired if, and only if, objective evidence of impairment exists as a result of one or more events that occurred after initial recognition of the asset (“event causing the loss”), and this event or events causing the loss have an impact on the estimated future cash flows of a financial asset or group of financial assets.

An impairment loss relating to financial assets recorded at amortized cost is calculated as the difference between the recorded amount of the asset and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate.

An impairment loss relating to a financial asset available for sale is calculated based on a significant or prolonged decline in its fair value.

Individually significant financial assets are individually tested to determine their impairment. The remaining financial assets are evaluated collectively in groups that share similar credit risk characteristics.

All impairment losses are recorded in income. Any impairment loss relating to a financial asset available for sale previously recorded in equity is transferred to profit or loss.

The reversal of an impairment loss occurs only if it can be objectively related to an event occurring after the initial impairment loss was recorded. The reversal of an impairment loss shall not exceed the carrying amount that would have been determined if no impairment loss has been recognized for the asset in prior years. The reversal is recorded in income with the exception of available for sale financial assets; any reversal is recorded in other comprehensive income.

ii.	Non-financial assets:

The Bank’s non-financial assets, excluding investment properties, are reviewed at reporting date to determine whether they show signs of impairment (i.e. its carrying amount exceeds its recoverable amount). If such evidence exists, the amount to be recovered from the assets is then estimated.

Consolidated Financial Statements December 2013 / Banco Santander Chile 24

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

In connection to other assets, impairment losses recorded in prior periods are assessed at each reporting date in search of any indication that the loss has decreased or disappeared and should be reversed. An impairment loss shall be reversed only if it does not exceed the carrying amount of loss for impairment recognized for the asset in prior years.

k)	Property, plant, and equipment

This category includes the amount of buildings, land, furniture, vehicles, computer hardware and other fixtures owned by the consolidated entities or acquired under finance leases. Assets are classified according to their use as follows:

i.	Property, plant and equipment for own use

Property, plant and equipment for own use (including, among other things, tangible assets received by the consolidated entities in full or partial satisfaction of financial assets representing accounts receivable from third parties which are intended to be held for continuing own use and tangible assets acquired under finance leases) are presented at acquisition cost less the related accumulated depreciation and, if applicable, any impairment losses (net carrying amount higher than recoverable amount).

Depreciation is calculated using the straight line method over the acquisition cost of assets less their residual value, assuming that the land on which buildings and other structures stand has an indefinite life and, therefore, is not subject to depreciation.

The Bank must apply the following useful lives for the tangible assets that comprise its assets:

ITEM	Useful life (Months)

Land	-
Paintings and works of art	-
Assets retired for disposal	-
Carpets and curtains	36
Computers and hardware	36
Vehicles	36
Computational systems and software	36
ATM’s	60
Machines and equipment in general	60
Office furniture	60
Telephone and communication systems	60
Security systems	60
Rights over telephone lines	60
Air conditioning systems	84
Installations in general	120
Security systems (acquisitions up to October 2002)	120
Buildings	1,200

The consolidated entities assess at each reporting date whether there is any indication that the carrying amount of any of their tangible assets’ exceeds its recoverable amount. If this is the case, the carrying amount of the asset is reduced to its recoverable amount and future depreciation charges are adjusted in proportion to the revised carrying amount and to the new remaining useful life, if the useful life needs to be revised.

Similarly, if there is an indication of a recovery in the value of a tangible asset, the consolidated entities record the reversal of the impairment loss recorded in prior periods and adjust the future depreciation charges accordingly. In no circumstance may the reversal of an impairment loss on an asset increase its carrying value above the one it would have had if no impairment losses had been recorded in prior years.

Consolidated Financial Statements December 2013 / Banco Santander Chile 25

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

The estimated useful lives of the items of property, plant and equipment held for own use are reviewed at least at the end of each reporting period to detect significant changes therein. If changes are detected, the useful lives of the assets are adjusted by correcting the depreciation charge to be recorded in the Consolidated Statement of Income in future years on the basis of the new useful lives.

Maintenance expenses relating to tangible assets (property, plant and equipment) held for own use are recorded as an expense in the period in which they are incurred.

ii.	Assets leased out under operating leases

The criteria used to record the acquisition cost of assets leased out under operating leases, to calculate their depreciation and their respective estimated useful lives, and to record the impairment losses thereof, are consistent with those described in relation to property, plant and equipment held for own use.

l)	Leasing

i.	Finance leases

Finance leases are leases that substantially transfer all the risks and rewards incidental to ownership of the leased asset to the lessee.

When the consolidated entities act as the lessor of an asset, the sum of the present value of the lease payments receivable from the lessee, including the exercise price of the lessee’s purchase option at the end of the lease term, which is equivalent to one additional lease payment and so is reasonably certain to be exercised, is recognized as lending to third parties and is therefore included under “Loans and accounts receivables from customers” in the Consolidated Statements of Financial Position.

When the consolidated entities act as lessees, they show the cost of the leased assets in the Consolidated Statements of Financial Position based on the nature of the leased asset, and simultaneously record a liability for the same amount (which is the lower of the fair value of the leased asset and the sum of the present value of the lease payments payable to the lessor plus, if appropriate, the exercise of the purchase option). The depreciation policy for these assets is consistent with that for property, plant and equipment for own use.

In both cases, the finance income and finance expenses arising from these contracts are credited and debited, respectively, to “Interest income” and “Interest expense” in the Consolidated Statement of Income so as to achieve a constant rate of return over the lease term.

ii.	Operating leases

In operating leases, ownership of the leased asset and substantially all the risks and rewards incidental thereto remain with the lessor.

When the consolidated entities act as the lessor, they present the acquisition cost of the leased assets under "Property, plant and equipment”. The depreciation policy for these assets is consistent with that for similar items of property, plant and equipment held for own use and revenues from operating leases is recorded on a straight line basis under “Other operating income” in the Consolidated Statement of Income.

When the consolidated entities act as the lessees, the lease expenses, including any incentives granted by the lessor, are charged on a straight line basis to “Administrative and other expenses” in the Consolidated Statement of Income.

iii.	Sale and leaseback transactions

For sale at fair value and operating leasebacks, the profit or loss generated is recorded at the time of sale except in the case of excess of proceeds over fair value, which difference is amortized over the period of use of the asset. In the case of finance leasebacks, the profit or loss generated is amortized over the lease term.

Consolidated Financial Statements December 2013 / Banco Santander Chile 26

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

m)	Factored receivables

Factored receivables are valued at the amount disbursed by the Bank in exchange of invoices or other commercial instruments representing the credit which the transferor assigns to the Bank. The price difference between the amounts disbursed and the actual face value of the credits is recorded as interest income in the Consolidated Statement of Income by the effective interest method over the financing period.

When the assignment of these instruments involves no recourse the assignor, the Bank assumes the risk..

n)	Intangible assets

Intangible assets are identified as non-monetary assets (separately identifiable from other assets) without physical substance which arise as a result of a legal transaction (contractual terms) or are developed internally by the consolidated entities. They are assets whose cost can be estimated reliably and from which the consolidated entities have control and consider it probable that future economic benefits will be generated.

Intangible assets are recorded initially at acquisition or production cost and are subsequently measured at cost less any accumulated amortization and any accumulated impairment losses.

Internally developed computer software

Internally developed computer software is recorded as an intangible asset if, among other requirements (basically the Bank’s ability to use or sell it), it can be identified and its ability to generate future economic benefits can be demonstrated. The estimated useful life for software is 3 years.

Intangible assets are amortized on a straight-line basis over their estimated useful life; which has been defined as 36 months.

Expenditure on research activities is recorded as an expense in the year in which it is incurred and cannot be subsequently capitalized.

o)	Cash and cash equivalents

For the preparation of the cash flow statement, the indirect method was used, beginning with the Bank’s consolidated pre-tax income and incorporating non-cash transactions, as well as income and expenses associated with cash flows, which are classified as investment or financing activities.

For the preparation of the cash flow statement, the following items are considered:

i.	Cash flows: Inflows and outflows of cash and cash equivalents, such as deposits with the Central Bank of Chile, deposits in domestic banks, and deposits in foreign banks.
ii.	Operationing activities: Normal activities performed by banks and other activities that cannot be classified as investing or financing activities.
iii.	Investing activities: The acquisition, sale, or disposal by other means of long-term assets and other investments not included in cash and cash equivalents.
iv.	Financing activities: Activities that result in changes in the size and composition of the equity and liabilities that are not operating activities.

Consolidated Financial Statements December 2013 / Banco Santander Chile 27

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

p)	Allowances for Loan Losses

The Bank has established allowances to cover probable losses on loans and account receivables from customers in accordance with instructions issued by Superintendency of Banks and Financial Institutions and models and risk assessment as approved by the Board of Directors.

The Bank has developed models to determine allowances and provisions for loan losses according to the type of portfolio or operations. Loans and accounts receivables from customers are divided into three categories:

i.	Consumer loans,
ii.	Mortgage loans, and
iii.	Commercial loans.

The Bank performs an assessment of the risk associated with loans and accounts receivable from customers to determine their allowance for loan losses as described below:

-	Individual assessment - represents the case where the Bank assesses a debtor as individually significant, or when he/she cannot be classified within a group of financial assets with similar credit risk characteristics, due to their size, complexity or level of exposure.

-	Group assessment - A group assessment is relevant for analyzing a large number of operations with small individual balances from individuals or small-size companies. The Bank groups debtors with similar credit risk characteristics giving to each group a default probability and recovery rate based on a historical analysis.

The models used to determine credit risk allowances are described as follows:

I.	Allowances for individual assessment

An individual assessment of commercial debtors is necessary in the case of companies which, due to their size, complexity or level of exposure regarding the entity, must be known and analyzed in detail according to the SBIF.

For the purposes of establishing its provisions, the Bank assigns to each debtor, for both loans and contingent loans, a risk category, after assigning him/her to one of the portfolio categories: Normal, Substandard and Impaired. Risk factors used on the assignment are: industry or sector of the borrower, owners or managers of the borrower, their financial position and payment ability, and payment behavior.

The portfolio categories and their definitions are as follows:

i.	Normal Compliance Portfolio, which corresponds to debtors with a payment ability that allows them to comply with their obligations and commitments and which is not likely to change, based on their current economic and financial position. The classifications assigned to this portfolio are categories from A1 to A6.

ii.	Substandard Portfolio, includes debtors with financial difficulties or a significant worsening of their payment ability and about which exist reasonable doubts about the full payment of principal and interest within the agreed terms, showing some doubt as to fulfillment of their short-term financial obligations. The classifications assigned to this portfolio are categories from B1 to B4.

iii.	Impaired Portfolio, includes debtors and their loans from which payment is considered remote since they show deteriorated or null payment ability, with signs of a possible bankruptcy, who required a forced debt restructuring or any debtor who has been in default for over 90 days in his payment of interest or capital, are included in this portfolio. The classifications assigned to this portfolio are categories from C1 to C6.

Consolidated Financial Statements December 2013 / Banco Santander Chile 28

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

Normal Compliance and Substandard Portfolios

As part of individual debtor analysis, the Bank classifies debtors in the following categories, assigning them a percentage for probability of default and loss given default, which result in the expected loss percentages.

Type of Portfolio	Debtor’s Category	Probability of Non- Performance (%)	Severity (%)	Expected Loss (%)
	A1	0.04	90.0	0.03600
	A2	0.10	82.5	0.08250
Normal portfolio	A3	0.25	87.5	0.21875
	A4	2.00	87.5	1.75000
	A5	4.75	90.0	4.27500
	A6	10.00	90.0	9.00000
	B1	15.00	92.5	13.87500
Substandard Portfolio	B2	22.00	92.5	20.35000
	B3	33.00	97.5	32.17500
	B4	45.00	97.5	43.87500

At the beginning, the Bank determines credit exposure, which includes the book value of loans and accounts receivable from customers plus contingent loans, minus any amount that would be recovered through guarantees execution. To the net exposure amount determined, the respective expected loss percentage is applied.

Impaired Portfolio

The allowance to impaired portfolio for the calculated, starting with the determination of the expected loss rate, deducting any amount that would be recovered through guarantee execution and the present value of recoveries through collection actions, net of related expenses.

Once expected loss range is determined, related allowance percentage is applied over the exposure amount, which includes loans plus contingent loans related to a debtor.

The allowance percentages applied over exposure are as follows:

Classification	Estimated range of loss	Allowance
C1	Up to 3%	2%
C2	More than 3% and up to 20%	10%
C3	More than 20% and up to 30%	25%
C4	More than 30% and up to 50%	40%
C5	More than 50% and up to 80%	65%
C6	More than 80%	90%

Consolidated Financial Statements December 2013 / Banco Santander Chile 29

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

II.	Allowances for group assessment

The collective assessment is relevant to address a large number of smaller balance loans related to individuals and small-size companies.

Levels of required allowances have been established by the Bank, in accordance with loan losses methodology by classifying and grouping the loan portfolio based on similar credit risk characteristic indicative of debtor’s ability to pay all amounts due according to the contractual terms. The Bank uses models based on debtors’ characteristics, payment history, outstanding loans, and overdue loans, among others.

The Bank uses methodologies to establish credit risk, based on internally developed models to estimate the allowances for the group-evaluated portfolio, which include non-individually commercial significant loans, mortgage and consumer loans (including installment loans, credit cards and overdraft lines). This methodology allows the Bank to independently identify the portfolio behavior and establish the required allowance to cover losses arising during the year.

Customers are classified according to their internal and external characteristics, using customer- specific portfolio models to differentiate each portfolio’s risk in an appropriate manner. This is known as the allocation profile method.

The allocation profile method is based on a statistical construction model that establishes a relation through logistic regression between variables such as default, payment behavior outside the Bank, and socio-demographic data, among others, and a response variable which determines the client’s risk, in this case is 90 days or more of non-performance. Afterwards, common profiles are established and assigned a Probability of Non-Performance (PNP) and a recovery rate based on a historical analysis known as Severity (SEV).

Therefore, once the customers have been profiled and assigned a PNP and a SEV relating to the loan’s profile, the exposure at default (EXP) is calculated. This exposure includes the book value of the loans and accounts receivable from the customer, plus contingent loans, minus any amount that would be recovered by guarantee execution (for credits other than consumer loans).

Changes in accounting estimates

In 2012, and as a response to the ongoing improvement and monitoring process of the allowance models, the Bank updated its allowance model for consumer loans. Until June 2012, estimated loss rates in said model were established by the historical behavior of net charge-offs of recoveries for each risk profile. It is important to mention that this method only considered historical debt data for each specific profile and did not include the use of any other statistical information. Since June 2012, loss rate has been estimated with the product of the Probability of Default (PD) and Loss Given Default (LGD); established according to the historical behavior of the different profiles and based on a duly based historical analysis. These changes generated an effect on the income of Ch$24,753 million. The effect of these improvements was considered as a change of estimate, following International Accounting Standards No. 8 “Accounting Policies, Changes in Accounting Estimates and Errors”; therefore, the effect was reported on the Consolidated Statement of Income.

III.	Additional Provisions

According to SBIF rules, banks are allowed to establish provisions over the limits described below to protect themselves from the risk of non-predictable economical fluctuations that could affect the macroeconomical environment or the situation of a specific economical sector.

According to Chapter B-1, No. 10, from the SBIF Compendium of Accounting Standards, these provisions will be recorded in liabilities, similar to provisions for contingent loans.

As of December 31 2013 and 2012, the Bank has not established provisions for these concepts.

Consolidated Financial Statements December 2013 / Banco Santander Chile 30

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

IV.	Charge-offs

As a general rule, charge-offs should be done when the contract rights over cash flow expire. In the case of loans and account receivable from customers, even if the above rights have not expired, the Bank will charge-off these amounts in accordance with Title II of Chapter B-2 of the Compendium of Accounting Standards (SBIF).

These charge-offs consist of derecognition from the Consolidated Statements of Financial Position of the corresponding loans operations in its entirety, and, therefore, include portions not past-due of a loan in the case of installments loans or leasing operations (no partial charge-offs exists).

Charge-offs are always recorded within provision for loan losses through the Consolidated Statement of Income in accordance with Chapter B-1 of the Compendium of Accounting Standards (SBIF), no matter what causes the charge-off. Subsequent payments obtained from charged-off loans will be recognized in the Consolidated Statement of Income as a recovery of loans previously charged-off.

Loan and accounts receivable charge-offs are recorded for overdue, past due, and current installments based on the time periods expired since reaching overdue status, as described below:

Type of loan	Term

Consumer loans with or without collateral	6 months
Other transactions without collateral	24 months
Commercial loans with collateral	36 months
Mortgage loans	48 months
Consumer leasing	6 months
Other non-mortgage leasing transactions	12 months
Mortgage leasing (household and business)	36 months

Any renegotiation of an already charged-off loan will not give rise to income—as long as the operation is still in an impaired status—and the effective payments received are accounted for as a recovery from loans previously charged-off.

Renegotiated loans will be recognized as an asset if they are no longer accounted for as impaired, generating a recovery from loan previously charged-off.

V.	Recovery of loans previously charged off and accounts receivable from customers

Recovery of previously charged-off loans and accounts receivable from customers, are recorded in the Consolidated Statement of Income as a deduction from provisions for loan losses.

q)	Provisions, contingent assets, and contingent liabilities

Provisions are liabilities of uncertain timing or amount. These provisions are recognized in the Consolidated Statements of Financial Position when the Bank:

i.	has a present obligation (legal or constructive) as a result of past events, and
ii.	To the date of these financial statements, it is probable that an outflow of resources will be required to settle these obligations and the amount of these resources can be readily measured.

Contingent assets or contingent liabilities are any potential rights or obligations arising from past events whose existence will be confirmed only by the occurrence or non-occurrence if one or more uncertain future events that are not wholly under control of the Bank.

Consolidated Financial Statements December 2013 / Banco Santander Chile 31

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

The following are classified as contingent in the supplementary information:

i.	Guarantees and bonds: Encompasses guarantees, bonds, and standby letters of credit referred to on Chapter 8-10 of the Updated Regulations Compendium. It also includes payment guarantees from factoring transactions in accordance with Chapter 8-38 of said Compendium.

ii.	Confirmed foreign letters of credit: Encompasses letters of credit confirmed by the Bank.

iii.	Documentary letters of credit: Includes documentary letters of credit issued by the Bank, which have not yet been negotiated.

iv.	Documented guarantees: Guarantees with promissory notes referred to on Chapter 8-11 of the Updated Regulations Compendium.

v.	Interbank guarantee: Guarantee letters issued according to the provisions of Title II of Chapter 8-12 of the Updated Regulations Compendium.

vi.	Unrestricted credit lines: The unused amount of credit lines that allow customers to draw without prior approval by the Bank (for example, using credit cards or overdrafts in checking accounts).

vii.	Other credit commitments: Amounts not yet lent under committed loans, which must be disbursed at an agreed future date when events contractually agreed upon with the customer occur, such as in the case of lines of credit linked to the progress of a construction or similar projects.

viii.	Other contingent credits: It includes any other kind of commitment by the Bank which may exist and give rise to lending when certain future events occur. In general, this includes unusual transactions such as pledges made to secure the payment of loans among third parties or derivative contracts made by third parties that may result in a payment obligation and are not covered by deposits.

The consolidated annual accounts reflect all significant provisions for which it is estimated that the probability of having to meet the obligation is more likely than not.

Provisions are quantified using the best available information on the consequences of the event giving rise to them and are reviewed and adjusted at the end of each year and are used to address the specific liabilities for which they were originally recognized. Partial or total reversals are recorded when such liabilities cease to exist or decrease.

Provisions are classified according to the obligation covered as follows:

-	Provision for employee salaries and expenses.
-	Provision for mandatory dividends
-	Provisions for contingent credit risks
-	Provisions for contingencies

r)	Deferred income taxes and other deferred taxes

The Bank records, when appropriate, deferred tax assets and liabilities for the estimated future tax effects attributable to differences between the carrying amount of assets and liabilities and their tax bases. The measurement of deferred tax assets and liabilities is based on the tax rate, according to the applicable tax laws, using the tax rate that applies to the period when the deferred asset and liability will be settled.. The future effects of changes in tax legislation or tax rates are recorded in deferred taxes beginning on the date on which the law approving such changes is published.

Consolidated Financial Statements December 2013 / Banco Santander Chile 32

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

s)	Use of estimates

The preparation of the financial statements requires Management to make estimates and assumptions that affect the application of the accounting policies and the reported amounts of assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

In certain cases, generally accepted accounting policies require that assets or liabilities be recorded or disclosed at their fair values. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When available, quoted market prices in active markets have been used as the basis for measurement. Where quoted market prices in active markets are not available, the Bank has estimated such values based on the best information available, including the use of internal valuation models and other valuation techniques.

The Bank has established allowances to cover incurred losses in accordance with regulations issued by the Superintendency of Banks and Financial Institutions. These regulations require that, to estimate the allowances, they must be regularly evaluated taking into consideration factors such as changes in the nature and volume of the loan portfolio, trends in forecasted portfolio quality, credit quality and economic conditions that may adversely affect the borrowers’ ability to pay. Increases in the allowances for loan losses are reflected as “Allowance for loan losses” in the Consolidated Statement of Income. Loans are charged-off when Management determines that a loan or a portion thereof is uncollectible. Charge-offs are recorded as a reduction of the allowance for loan losses.

The relevant estimates and assumptions are regularly reviewed by the Bank’s Management to quantify certain assets, liabilities, revenues, expenses, and commitments. Revised accounting estimates are recorded in the period in which the estimate is revised. .

These estimates, made on the basis of the best available information, mainly refer to:

-	Impairment losses of certain assets (Notes 8, 9, 10, and 35)
-	The useful lives of tangible and intangible assets (Notes 14, 15, and 35)
-	The fair value of assets and liabilities (Notes 6, 7,8, 12, and 39)
-	Commitments and contingencies (Note 24)
-	Current and deferred taxes (Note 16)

t)	Non-current assets held for sale

Non-current assets (or a group which includes assets and liabilities for disposal) expected to be recovered mainly through sales rather than through continued use, are classified as held for sale. Immediately prior to this classification, assets (or elements of a disposable group) are re-measured in accordance with the Bank’s policies. The assets (or disposal group) are measured at the lower of carrying amount or fair value minus cost of sales.

As of December 31, 2013 and 2012, the Bank has not classified any non-current assets as held for sale.

Assets received or awarded in lieu of payment

Assets received or awarded in lieu of payment of loans and accounts receivable from clients are recognized at their fair value (as determined by an independent appraisal). A price is agreed upon by the parties through negotiation, or, when the parties do not reach an agreement, at the amount at which the Bank is awarded those assets at a judicial auction. In the both cases, an independent appraisal is performed. Any excess of the fair value over the outstanding loan balance, less costs to sell of the collateral, is returned to the client.

Consolidated Financial Statements December 2013 / Banco Santander Chile 33

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

These assets are subsequently adjusted to their net recoverable amount less cost to sale (assuming a forced sale). The difference between the fair value of the asset and the estimated net recoverable amount less costs to sell is charged to net income for the period, under “Other operating expenses”. The result obtained in the sale of the asset is subsequently recorded under “Other operating income”.

Independent appraisals are obtained at least every 18 months and fair values are adjusted accordingly. No adjustments have been made between appraisals considering the stability of the real estate market in Chile during past years and the expected stability of the real estate market in the coming years.

At least once a year, the Bank performs the necessary analysis to update these assets’ costs to sell. According to the Bank’s survey, as of December 31, 2013 the average cost to sell was estimated at 5.7% of the appraised value (4.5% as of December 31, 2012).

u)	Earnings per share

Basic earnings per share are determined by dividing the net income attributable to the Bank shareholders for the period by the weighted average number of shares outstanding during the year.

Diluted earnings per share are determined in the same way as basic earnings, but the weighted average number of outstanding shares is adjusted to take into account the potential diluting effect of stock options, warrants, and convertible debt.

As of December 31, 2013 and 2012 the Bank did not have any instruments that generated diluting effects over equity.

v)	Temporary acquisition (assignment) of assets

Purchases (sales) of financial assets under non-optional resale (repurchase) agreements at a fixed price (“repos”) are recorded in the Consolidated Statements of Financial Position based on the nature of the debtor (creditor) under “Deposits in the Central Bank of Chile,” “Deposits in financial institutions” or “Loans and accounts receivable from customers” (“Central Bank of Chile deposits,” “Deposits from financial institutions” or “Customer deposits”).

Differences between the purchase and sale prices are recorded as financial interest over the term of the contract.

w)	Assets under management and investment funds managed by the Bank

Assets owned by third parties and managed by certain companies that are within the Bank’s scope of consolidation (Santander Asset Management S.A., Administradora General de Fondos and Santander S.A. Sociedad Securitizadora), are not included in the Consolidated Statements of Financial Position. Management fees for this activity are included in “Fee and commission income” item income in the Consolidated Statement of Income.

x)	Provision for mandatory dividends

As of December 31, 2013 and 2012 the Bank recorded an asset (provision) for mandatory dividends. This provision is made pursuant to Article 79 of the Corporations Act, which is in accordance with the Bank’s internal policy, pursuant to which at least 30% of net income for the period is distributed, except in the case of a contrary resolution adopted at the respective shareholders’ meeting by unanimous vote of the outstanding shares. This provision is recorded, as a deducting item, under the “Retained earnings – provisions for mandatory dividends” line of the Consolidated Statement of Changes in Equity.with offset to Provisions.

Consolidated Financial Statements December 2013 / Banco Santander Chile 34

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

y)	Employee benefits

i.	Post-employment benefits – Defined Benefit Plan:

According to current collective labor agreements and other agreements, Grupo Santander Chile has an additional benefit available to its principal executives, consisting of a pension plan whose purpose is to endow them with funds for a better supplementary pension upon their retirement.

Features of the Plan:

The main features of the Post-Employment Benefits Plan promoted by the Santander Chile Group are:

a.	Aimed at the Group’s management
b.	The general requisite to apply for this benefit is that the employee must be carrying out his/her duties when turning 60 years old.
c.	The Santander Group will take on insurance (pension fund) on your behalf that it will pay (contribution) periodically.
d.	The Santander Group will be responsible for granting the benefits directly.

For determine the present value of the defined benefit obligation and the current service cost, the method of projected unit credit is used.

Components of defined benefit cost include:

-	current service cost and any past service cost, which are recognized in profit or loss for the period;
-	net interest on the liability (asset) for net defined benefit, which is recognized in profit or loss for the period;
-	new liability (asset) measurements for net defined benefit include: (a) actuarial gains and losses; (b) the performance of the plan assets and; (c) changes in the effect of the asset ceiling, which are recognized in other comprehensive income.

The liability (asset) for net defined benefit is the deficit or surplus, determined as the difference between the present value of the defined benefit obligation minus the fair value of plan assets.

Plan assets comprise the insurance policies taken out by the Group with a third party that is not a related party. These assets are held by an entity legally separated from the Group and exist solely to pay benefits to employees.

The Bank presents the present service cost and the net interest of the Personnel wages and expenses on the Consolidated Financial Statements of Income. Given the structure of the plan, this does not generate actuarial gains and losses, the performance plan is established and fixed during the period, so that there are no changes in the asset ceiling. Given the above, there are no recognized amounts in other comprehensive income.

The liability for post-employment benefits recognized in the Consolidated Statement of Financial represents the deficit or surplus in the defined benefit plans of the Bank. Any surplus resulting from the calculation is limited to the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions.

When employees leave the plan before meeting the requirements to be eligible for the benefit, contributions made by the Group are reduced.

Consolidated Financial Statements December 2013 / Banco Santander Chile 35

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

ii.	Severance Provision:

Severance for years of employment are recorded only when they actually occur or upon the availability of a formal and detailed plan in which the fundamental modifications to be made are identified, provided that such plan has already started to be implemented or its principal features have been publicly announced, or objective facts about its execution are known.

iii.	Share-based compensation:

The allocation of equity instruments to executives of the Bank and its Subsidiaries as a form of compensation for their services, when those instruments are provided at the end of a specific period of employment, is recorded as an expense in the Consolidated Statement of Income under the “Personnel expenses” item, as the relevant executives provide their services over the course of the period.

These benefits do not generate diluting effects, since they are based on shares of Banco Santander S.A. (the parent company of Banco Santander Chile, headquartered in Spain).

z)	Reclassification of items

Banco Santander Chile reclassifies items in the Financial Statements to present more clear and relevant information.

These reclassifications have no significant impact on the current Consolidated Financial Statements.

aa)	New accounting standards

i.	New and revised standards affecting amounts reported and/or disclosures in the financial statements:

In the current year, the Bank has applied a number of new revised IFRSs issued by the international Accounting Standard Boar (IASB) as well as accounting standards as issued by the both the SBIF that are mandatory effective for an accounting period that begins on or after 1 January 2013. These standards have been fully incorporate by the Bank and are detailed as follows:

1.	Accounting Regulations Issued by the SBIF

Circular Letter No. 3548 - On March 19, 2013 the SBIF issued this circular letter to match the name used in the instructions to the newest amendments to IAS 1 replacing “Income Statement” and “Other Comprehensive Income” by “Statement of Financial Position” and “Statement of other Comprehensive Income for the period”. Management has applied this circular letter in these Financial Statements.

2.	New and revised IFRS standards effective in current year

Amendment to IAS 12, Income Taxes – On December 20, 2010 the IASB published Deferred Taxes: Recovery of Underlying Assets – Modifications to IAS 12. The modifications establish an exemption to the IAS 12 general principle that the measurement of assets and liabilities by deferred taxes should reflect the tax consequences that would continue the way the entity expects to recover the book value of an asset. The exemption applies specifically to assets and liabilities by deferred taxes originating from investment properties measured using the fair value model from IAS 40 and investment properties acquired in a business combination, if this is afterwards measured using the IAS 40 fair value model. The modification incorporates the assumption that the current value of the investment property will be recovered when sold, except when the property is depreciable and kept within a business model that aims at consuming substantially all economic benefits through time rather than through sale. These modifications should be back applied demanding a back re issuance of all assets and liabilities by differed taxes within the reach of this modification, including those initially recorded in a business combination. These amendments did not have an impact on our consolidated financial statements.

Amendment to IFRS 1, First Time Adoption of international financial reporting standards IFRS – On December 20, 2010 the IASB published certain modifications to IFRS 1, specifically:

Consolidated Financial Statements December 2013 / Banco Santander Chile 36

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

(i) Elimination of Set Dates for First Time Adopters - These modifications help first time adopters of IFRS by replacing the back application date of the un-record of financial assets and liabilities of ‘January 1, 2004’ with the ‘transition date to IFRS’. In this way, first time IFRS adopters do not have to apply the un-record requirements of IAS 39 retrospectively to a previous date and free adopters to recalculate profit and losses of ‘day 1’ over transactions that took place before the transition date to IFRS.

(ii) Severe hyperinflation – These modifications provide guidelines for entities coming from a sever hyperinflation, allowing them at the date of transaction of entities, to measure all assets and liabilities held before the normalization of functional currency date to fair value on the transition to IFRS date and use that fair value as the attributed cost for those assets and liabilities in the statements of opening financial position under IFRS. Entities using this exemption will have to describe the circumstances of how and why their functional currency was subjected to sever hyperinflation and the circumstances that led to end those conditions.

These modifications will be mandatorily applied for yearly periods beginning on or after July 1, 2012. Early implementation is permitted. The implementation of this amendment did not have an impact on the Bank’s Consolidated Financial Statements since we are already preparing our Statements according to IFRS.

IFRS 10, Consolidated Financial Statements - IFRS 10 replaces the parts of IAS 27 Consolidated and Separate Financial Statements that deal with consolidated financial statements and SIC-12 Consolidation – Special Purpose Entities. IFRS 10 changes the definition of control such that an investor has control over an investee when a) it has power over the investee, b) it is exposed, or has rights, to variable returns from its involvement with the investee and c) has the ability to use its power to affect its returns. All three of these criteria must be met for an investor to have control over an investee. Previously, control was defined as the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Additional guidance has been included in IFRS 10 to explain when an investor has control over an investee. Some guidance included in IFRS 10 that deals with whether or not an investor that owns less than 50% of the voting rights in an investee has control over the investee is relevant to the Bank. The implementation of this standard did not have a significant impact on our consolidated financial statements.

IFRS 11, Joint Arrangements — IFRS 11 replaces IAS 31 Interests in Joint Ventures, and the guidance contained in a related interpretation, SIC-13 Jointly Controlled Entities – Non-Monetary Contributions by Venturers, has been incorporated in IAS 28 (as revised in 2011). IFRS 11 deals with how a joint arrangement of which two or more parties have joint control should be classified and accounted for. Under IFRS 11, there are only two types of joint arrangements – joint operations and joint ventures. The classification of joint arrangements under IFRS 11 is determined based on the rights and obligations of parties to the joint arrangements by considering the structure, the legal form of the arrangements, the contractual terms agreed by the parties to the arrangement, and, when relevant, other facts and circumstances. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint operators) have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint venturers) have rights to the net assets of the arrangement. Previously, IAS 31 contemplated three types of joint arrangements – jointly controlled entities, jointly controlled operations and jointly controlled assets. The classification of joint arrangements under IAS 31 was primarily determined based on the legal form of the arrangement (e.g. a joint arrangement that was established through a separate entity was accounted for as a jointly controlled entity).

The initial and subsequent accounting of joint ventures and joint operations is different. Investments in joint ventures are accounted for using the equity method (proportionate consolidation is no longer allowed). Investments in joint operations are accounted for such that each joint operator recognises its assets (including its share of any assets jointly held), its liabilities (including its share of any liabilities incurred jointly), its revenue (including its share of revenue from the sale of the output by the joint operation) and its expenses (including its share of any expenses incurred jointly). Each joint operator accounts for the assets and liabilities, as well as revenues and expenses, relating to its interest in the joint operation in accordance with the applicable Standards. The implementation of this standard did not have a significant impact on our consolidated financial statements.

IFRS 12, Disclosure of Interests in Other Entities - On May 12, 2011, the IASB issued IFRS 12 Disclosure of Interests in Other Entities, which requires further disclosures related to interests in subsidiaries, joint agreements, associates and/or unconsolidated structured entities. IFRS 12 establishes disclosure objectives and specifies minimum disclosures that an entity should provide to fulfill those objectives. An entity should disclose information that allows users of its financial statements evaluate the nature and risks associated with interests in other entities and the effects of those interests on its financial statements. The disclosure requirements are extensive and represent and effort that could require gathering the necessary information. The implementation of this standard did not have a significant impact on our consolidated financial statements.

Consolidated Financial Statements December 2013 / Banco Santander Chile 37

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

IFRS 13, Fair Value Measurement - IFRS 13 establishes a single source of guidance for fair value measurements and disclosures about fair value measurements. The scope of IFRS 13 is broad; the fair value measurement requirements of IFRS 13 apply to both financial instrument items and non-financial instrument items for which other IFRSs require or permit fair value measurements and disclosures about fair value measurements, except for share-based payment transactions that are within the scope of IFRS 2 Share-based Payment, leasing transactions that are within the scope of IAS 17 Leases, and measurements that have some similarities to fair value but are not fair value (e.g. net realisable value for the purposes of measuring inventories or value in use for impairment assessment purposes).

IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions. Fair value under IFRS 13 is an exit price regardless of whether that price is directly observable or estimated using another valuation technique. Also, IFRS 13 includes extensive disclosure requirements.

IFRS 13 requires prospective application from 1 January 2013. In addition, specific transitional provisions were given to entities such that they need not apply the disclosure requirements set out in the Standard in comparative information provided for periods before the initial application of the Standard. This standard was applied by the Bank in all matters that are not in conflict with the provisions of Chapter 7-12 "Fair value of financial instruments" issued by SBIF regarding the determination of fair value and IAS 39 (2009) "Financial Instruments: Recognition and Measurement.

Amendment to IAS 1 - Presentation of Items of Other Comprehensive Income - The amendments introduce new terminology, whose use is not mandatory, for the statement of comprehensive income and income statement. Under the amendments to IAS 1, the ‘statement of comprehensive income’ is renamed as the ‘statement of profit or loss and other comprehensive income’ [and the ‘income statement’ is renamed as the ‘statement of profit or loss’]. The amendments to IAS 1 retain the option to present profit or loss and other comprehensive income in either a single statement or in two separate but consecutive statements. However, the amendments to IAS 1 require items of other comprehensive income to be grouped into two categories in the other comprehensive income section: (a) items that will not be reclassified subsequently to profit or loss and (b) items that may be reclassified subsequently to profit or loss when specific conditions are met. Income tax on items of other comprehensive income is required to be allocated on the same basis – the amendments do not change the option to present items of other comprehensive income either before tax or net of tax. The amendments have been applied retrospectively, and hence the presentation of items of other comprehensive income has been modified to reflect the changes. Other than the above mentioned presentation changes, the application of the amendments to IAS 1 does not result in any impact on profit or loss, other comprehensive income and total comprehensive income.

Amendment to IAS 19 - Employee Benefits - IAS 19 (as revised in 2011) changes the accounting for defined benefit plans and termination benefits. The most significant change relates to the accounting for changes in defined benefit obligations and plan assets. The amendments require the recognition of changes in defined benefit obligations and in the fair value of plan assets when they occur, and hence eliminate the ‘corridor approach’ permitted under the previous version of IAS 19 and accelerate the recognition of past service costs. All actuarial gains and losses are recognized immediately through other comprehensive income in order for the net pension asset or liability recognised in the consolidated statement of financial position to reflect the full value of the plan deficit or surplus. Furthermore, the interest cost and expected return on plan assets used in the previous version of IAS 19 are replaced with a ‘net interest’ amount under IAS 19 (as revised in 2011), which is calculated by applying the discount rate to the net defined benefit liability or asset. These changes have had an impact on the amounts recognized in profit or loss and other comprehensive income in prior years (see Note 2 – Accounting changes). In addition, IAS 19 (as revised in 2011) introduces certain changes in the presentation of the defined benefit cost including more extensive disclosures.

Specific transitional provisions are applicable to first-time application of IAS 19 (as revised in 2011). The Bank applied this amendment, in accordance with IAS 8 - Accounting Policies Changes. The effect of this application is shown in detail on Note 02 - Accounting changes, on these Consolidated Financial Statements.

Annual Improvements and International Standards to Financial Information – On May 17, 2012 the IASB issued “Annual Improvements to IFRS: 2009-2011 Cycle”, incorporating amendments to five standards.

-	IFRS 1 - First-time adoption of standards Related to the relative implementation of the IFRS 1and loan costs.
-	IAS 1 - Presentation of Financial Statements: Clarification on the requirements for comparative information.
-	IAS 16 - Property, Plant and Equipment: Regarding the classification of the auxiliary equipment.
-	IAS 32 - Financial Instruments: Presentation: On the tax effect of distributions to holders of equity instruments.
-	IAS 34 - Interim Financial Reporting: Interim financial reporting and segmented information for total assets and liabilities.

Consolidated Financial Statements December 2013 / Banco Santander Chile 38

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

The amendments to the IFRS, cycle 2009-2011, are effective for annual periods beginning on or after January 1, 2013, although early application is permitted. These amendments did not have a material impact on our consolidated financial statements.

IAS 27 (2011), Separated Financial Statements - IAS 27 Consolidated and Separated Financial Statements was modified by IFRS 10 but keeps the current guidelines for separated financial statements. These amendments did not have a material impact on our consolidated financial statements.

IAS 28 (2011) - Investments in Associates and Joint Ventures - IAS 28 Investments in Associates was modified to conform the changes related to the issuing of IFRS 10 and IFRS 11. These amendments did not have a material impact on our consolidated financial statements.

Amendment to IFRS 10 - Consolidated Financial Statements, IFRS 11 - Joint Agreements and IFRS 12 - Disclosure of Interests in Other Entities - Transition Guidance - On June 28, 2012, the IASB published Consolidated Financial Statements, Joint Agreements and Disclosure of interests in Other Entities (amendments to IFRS 10, IFRS 11 and IFRS 12). Amendments are meant to lighten up the transition from IFRS 10, IFRS 11 and IFRS 12 by "limiting the requirement to provide comparative information adjusted only for the immediately preceding year comparative." Also, the amendments to IFRS 11 and IFRS 12 eliminate the requirement of providing comparative information for the periods prior to the immediately following year. The effective date of these amendments is for annual periods beginning on or after January 1, 2013, in line with the effective dates of IFRS 10, IFRS 11 and IFRS 12. Management believes that this amendment will be adopted in the consolidated financial statements of the Bank for the period beginning on January 1, 2014. These amendments did not have a material impact on our consolidated financial statements.

Amendment to IFRS 7 Disclosures - Offsetting Financial Assets and Financial Liabilities - The Bank has applied the amendments to IFRS 7 Disclosures – Offsetting Financial Assets and Financial Liabilities for the first time in the current year. The amendments to IFRS 7 require entities to disclose information about rights of offset and related arrangements (such as collateral posting requirements) for financial instruments under an enforceable master netting agreement or similar arrangement.

The amendments have been applied retrospectively. The application of the amendments has had no material impact on the disclosures or on the amounts recognised in the consolidated financial statements.

IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine - On October 19, 2012, the IFRS Interpretations Committee published IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine (“IFRIC 20”). IFRIC 20 applies for all type of natural resources extracted by using the surface mine process. Individual costs of the stripping activity that improve the access to minerals must be recognized as non-current asset (“stripping activity asset”) when certain criteria are met; while the costs of normal continuous stripping activities must be recording following IAS 2 - Inventories. The stripping activity asset must be initially measured at the lower cost and, later, at lower cost or revalued amount minus depreciation or amortization and impairment losses. The interpretation is effective for yearly periods beginning on or after January 1, 2013. Early application is permitted. The amendment did not have an impact on our financial statements since its business activities do not consider the mining of natural resources.

ii.	New accounting regulations and instructions issued by the SBIF and new and revised IFRSs in issue but not yet effective.

As of the date of issuance of these consolidated financial statements new IFRS had been issued by the IASB as well as accounting standards by the SBIF that were not enforced as of December 31, 2013.

1.	Accounting Regulations issued by the SBIF

As of December 31, 2013 there are no new Accounting Regulations issued by the SBIF to be implemented.

2.	New and revised IFRS standards issued by the IASB

IFRS 9, Financial Instruments – On November 12, 2009 the IASB issued IFRS 9, Financial Instruments. This regulation incorporates new requirements for the classification and measurement of financial assets and it is effective for yearly periods beginning on or after January 1, 2013. Early application is permitted. IFRS 9 specifies how an entity should classify and measure its financial assets. It requires that all financial assets be classified in their entirely on the basis of the entity’s business model for the management of financial assets and the features of the financial assets agreement cash flows.

Consolidated Financial Statements December 2013 / Banco Santander Chile 39

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

Financial assets are measured whether by amortized cost or fair value. Only financial assets classified as measured to amortize cost will be tested for Impairment. On October 28, 2010, the IFRS issued a revised version of IFRS 9, Financial Instruments. The revised Standard keeps the requirements for classification and measurement of financial assets published on November 2009 but it adds guidelines on classification and measurement of financial liabilities. As part of the restructuring of IFRS 9, the IASB has also reproduced the guidelines on un-record of financial instruments and related implementation guidelines from IAS 39 to IFRS 9. These new guidelines constitute the first stage of the IASB project to replace IAS 39. The other stages, impairment and hedge accounting, have not been finished yet.

The guidelines included in IFRS 9 about the classification and measurement of financial assets have not changed from those established in IAS 39. In other words, financial liabilities will continue to be measured whether by amortized cost or fair value with change in income. The concept of bifurcation of embedded derivatives in a contract by financial asset has not change either. Financial liabilities held for trade will continue to be measured at fair value with changes in profit and loss, and all other financial assets will be measured at amortized cost unless the fair value option is applied using currently existing criteria in IAS 39.

Notwithstanding the latter, there are two differences with regards to IAS 39:

•	The presentation of effects from changes in fair value attributable to a liability’s credit risk; and
•	The elimination of the cost exemption for liability derivatives to be settled by giving non traded equity instruments.

On December 16, 2012 the IASB issued Mandatory Implementation Date of IFRS 9 and Transition Disclosures, deferring the effective date versions of both 2009 and 2010 for annual periods beginning on or after 01 January 2015. Prior to the amendments, the application of IFRS 9 was mandatory for annual periods beginning on or after 2013. Modifications change the requirements for the transition from IAS 39 Financial Instruments: Recognition and Measurement to IFRS 9. In addition, the amendments also modify IFRS 7 Financial Instruments: Disclosures, to add certain requirements in the reporting period including the enforcement date of IFRS 9.

Amendments are effective for yearly periods beginning on or after January 1, 2015; early application is permitted. Management, pursuant to SBIF requirements, will not early adopt this standard. Moreover, it will not be applied until the SBIF establishes it as mandatory for all banks.

Amendments to IFRS 10, IFRS 12 and IAS 27 Investment Entities - The amendments to IFRS 10 define an investment entity and require a reporting entity that meets the definition of an investment entity not to consolidate its subsidiaries but instead to measure its subsidiaries at fair value through profit or loss in its consolidated and separate financial statements.

To qualify as an investment entity, a reporting entity is required to:

•	obtain funds from one or more investors for the purpose of providing them with professional investment management services;
•	commit to its investor(s) that its business purpose is to invest funds solely for returns from capital appreciation, investment income, or both; and
•	measure and evaluate performance of substantially all of its investments on a fair value basis.

Consequential amendments have been made to IFRS 12 and IAS 27 to introduce new disclosure requirements for investment entities. Management believes that this amendment will be adopted in the consolidated financial statements of the Bank for the period beginning on January 1, 2014.

Investment entities – Amendments to IFRS 10 – Consolidated Financial Statements; IFRS 12 – Disclosures of Interests in Other Entities and IAS 27 – Separated Financial Statements - On October 31, 2012, the IASB issued “Investment entities (amendments to IFRS 10, IFRS 12 and IAS 27)”, providing an exception to the consolidation of subsidiaries under IFRS 10 Consolidated Financial Statements for entities that follow the definition of “investment entity”, as well as some investment funds. Instead, said entities will measure their investments in subsidiaries at fair value through profit and loss, pursuant to IFRS 9 Financial Instruments or IAS 39 Financial Instruments: Recognition and Measurement.

Amendments also require additional disclosure about whether the entity is considered an investment entity, details of non-consolidated subsidiaries, the nature of the relationship and certain transactions between the investment entity and its subsidiaries. On the other hand, amendments force an investment entity to account for its investment in a subsidiary in the same way in the consolidated financial statements as well as in its individual financial statements (or just provide individual financial statements if all subsidiaries are not consolidated). These modifications will be effective for yearly periods beginning on or after January 1, 2014. In-advance enforcement is allowed. Early application permitted. Management believes this new regulation will be adopted in the Bank’s Consolidated Financial Statements for the period beginning on January 1, 2013. Management is currently evaluating the possible impact this might have. The Bank’s management is assessing the potential impact of the adoption of these modifications.

Consolidated Financial Statements December 2013 / Banco Santander Chile 40

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

Amendments to IAS 32 Offsetting Financial Assets and Financial Liabilities

The amendments to IAS 32 clarify the requirements relating to the offset of financial assets and financial liabilities. Specifically, the amendments clarify the meaning of ‘currently has a legally enforceable right of set-off’ and ‘simultaneous realisation and settlement. The Bank’s management is assessing the potential impact of the adoption of these modifications.

IFRIC 21 - Levies – On May 20, 2013 the IASB issued this interpretation addressing the accounting for a liability to pay a levy if such liability is within the IAS 37. It also addresses the accounting for a liability to pay a levy which amount and maturity is true. For the purposes of this Interpretation, a levy is an outflow of resources embodying economic benefits imposed by governments to entities according to legislation (laws and regulations). This is different from the outflow of resources within the reach of IAS 12 Income Tax, and fines or other penalties imposed for breaches of the legislation. An entity shall apply these modifications retrospectively for annual periods beginning on or after January 1, 2014. Earlier application permitted. If an entity applies this Interpretation for prior periods shall disclose this fact. Changes in accounting policies resulting from the application of this Interpretation shall be accounted for retrospectively in accordance with IAS 8 - Accounting policies, changes in accounting estimates and errors. The Bank’s management is assessing the potential impact of the adoption of these modifications.

Amendment IAS 36, Impairment of the Assets – On May 29, 2013 the IASB issued Recoverable Amount Disclosures for Non-Financial Assets. The objective of this amendment is to harmonize the disclosure requirements about fair value without the disposal costs and value in use, when present value techniques are used to measure the recoverable amount of assets that are considered value impaired, requiring an entity to disclose the discount rates that have been used to determine the recoverable amount of assets that are considered value impaired .. An entity shall apply these modifications retrospectively for annual periods beginning on or after January 1, 2014. In-advance enforcement is allowed. An entity shall not apply these modifications to periods (including comparative periods) in which IFRS 13 is not applied. The Bank’s management is assessing the potential impact of the adoption of these modifications.

Amendment IAS 39, Financial instruments: recognition and measurement – On June, 27, 2013 the IASB issued the amendment Novation of Derivatives and Continuation of Hedge Accounting, establishing that a derived contract novation with a central counterparty (clearing house) would generate a hedged interruption, derecognition of the original derivative and the recognition of the new derivative contract novated. While product novation laws or regulations do not qualify for derecognition and therefore hedge accounting will not be interrupted (if requirements are met). The effective date of application for annual periods beginning on January 1, 2014, may be applied in advance. An entity shall apply the amendment retrospectively in accordance with IAS 8 - Accounting policies, changes in accounting estimates and errors. The Bank’s management is assessing the potential impact of the adoption of these modifications.

IFRS 9 - Financial Instruments – Coverage and Amendments accounting for IFRS 9, IFRS 7 and IAS 39 – On November 19, IASB issued this amendment which includes a new coverage accounting general model. It is more closely aligned with risk management, providing more useful information to users of financial statements. Moreover, the requirements relating to the fair value option for financial liabilities were changed to address own credit risk. This improvement requires that the effects of changes in credit risk of liability should not affect the income of the period unless the liabilities are hold for trading. Early adoption of this amendment is allowed without the application of the other requirements of IFRS 9. Additionally, it conditions the effective date of entry into force to the end of the draft IFRS 9, allowing equally to be adopted. The Bank’s management is assessing the potential impact of the adoption of these modifications regarding IFRS 7 and IAS 39, given that those regarding IFRS 9 shall not be applied to the financial statements of the Bank by express provision of SBIF.

Amendment IAS 19 – Defined benefit plans: employee contributions – On November 21, 2013 the IASB issued these modifications establishing the treatment for employee or third party contributions when accounting for the defined benefit plans. Therefore, if the amount of the contributions is independent of the number of years of service, it allows an entity to recognize these contributions as a reduction in service costs in the period in which the related service is rendered, instead of attributing contributions to periods of service, and if the amount of the contribution depends on the number of years of service, an entity to attribute these contributions to periods of service is required, using the same method of allocation required by paragraph 70 of the IAS 19, for gross proceeds (that is, using the contribution plan formula or a linear basis). These modifications apply for annual periods starting as of July 1, 2014 retroactively, as stated by IAS 8 - Accounting policies changes in accounting estimates and errors. Earlier application permitted. The Bank’s management is assessing the potential impact of the adoption of these modifications.

Consolidated Financial Statements December 2013 / Banco Santander Chile 41

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

Annual modifications, cycle 2010-2012 – On December 12, 2013 this document covering seven standards was issued:

-	IFRS 2 - Share-based Payments: It modifies the definition of 'concession consolidation condition (irrevocability)' y 'market conditions' and adds the definition of 'execution conditions' and ' service condition' (which was a part of the definition of the concession consolidation condition).
-	IFRS 3 - Business Combinations: it states that the contingent considerations classified as assets or liabilities must be measure to fair value on each report date.
-	NIFRS 8 - Operating Segments: it required that and entity reveals the judgments made by the administration regarding the implementations of the criteria for the operating segments aggregation and it states that the entity must only provide reconciliation between all the assets of the reportable segment and the entity's assets if the previous ones are reported regularly.
-	IFRS 13 - Fair value measurement: it states that the issuing of IFRS 13 and the modification of IFRS 9 and IAS 39 did not eliminate the possibility of measuring the accounts receivable and pay in the short term those that lack an established interest rate on the invoice amount without discounting if the effect of such action is intangible.
-	IAS 16 - Property, plant and equipment: it states that when a property, plant and equipment element is revaluated, the gross carrying value is adjusted consistently with the revaluation of the carrying value.
-	IAS 24 - Related party disclosures: it states that an entity providing administration personnel services key to the informing entity or to the parent of the reporting entity, this is a related party of the reporting entity.
-	IAS 38 - Intangibles: it states that when an intangible element is revaluated, the gross carrying value is adjusted consistently with the revaluation of the carrying value.

IFRS annual modifications, 2010-2012 cycle, must be implemented for annual periods starting on or after July 1, 2014. Early application permitted. The Bank’s management is assessing the potential impact of the adoption of these modifications.

Annual modifications, cycle 2011-2013 – On December 12, 2013 this document covering four standards was issued:

-	IFRS 1 - First-time Adoption: It states that an entity, on its first financial statements under IFRS, has the possibility of choosing between applying an existing and currently effective IFRS, and applying a new or revised IFRS which is not currently mandatory, provided earlier application is permitted. It is required that the entity applies the same version of the IFRS throughout the periods covered by the first financial statements according to IFRS.
-	IFRS 3 - Business Combinations: It states that the IFRS 3 excludes from its scope the accounting for the formation of a joint agreement on the financial statements of the joint arrangement itself.
-	IFRS 13 - Fair Value Measurement: It states that the scope of the exception of portfolio defined in paragraph 52 of IFRS 13, includes all contracts included under the scope of 'IAS 39 - Financial Instruments: Recognition and measurement' and 'IFRS 9 - Financial Instruments', regardless of whether they conform to the definition of financial assets or financial liabilities as set out in 'IAS 32 - Financial Instruments: Presentation'.
-	IAS 40 - Investment Property: It states that if a certain transaction complies with the definition of a business combination -as defined by IFRS 3 -Business Combinations- and of investment properties -as defined by IAS 40 Investment Property-, it needs to implement both norms independently and separately.

IFRS annual modifications, 2011-2013 cycle, must be implemented for annual periods beginning on or after July 1, 2014. Earlier application permitted. The Bank’s management is assessing the potential impact of the adoption of these modifications.

Consolidated Financial Statements December 2013 / Banco Santander Chile 42

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

NOTE 02

ACCOUNTING CHANGES

IAS 19 – “Employee Benefits Revised” was implemented as of January 1, 2013. Regarding the Pension Plan (Defined benefits), the main change of the new version of the IAS 19 is the inability to defer the costs of 'past services' of the defined benefit plans, they have to be recognized within income at the moment of formalizing the plan and when it is modified. The amendments require an accounting change that must be applied retroactively following IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors”.

The required adjustments to comply with the IAS 19 - Employee Benefits amendments within the Consolidated Financial Statements as of December 31, 2012 are as follows:

Consolidated Statement of Financial	Closing balance as of December 31,			Adjusted balance as of December 31,
Position	2012	Adjustments		2012
	MCh$	MCh$		MCh$
Asset
Deferred taxes	186,210	197		186,407
Other assets	656,200	(983	)(*)	655,217
Total Assets	842,410	(786)		841,624

Liabilities
Provisions	220,993	96		221,089
Total Liabilities	220,993	96		221,089

Equity
Reserves	976,561	(1,101	)(**)	975,460
Income for the period	387,967	315	(***)	388,282
Minus: Provision for mandatory dividends	(116,390)	(96)		(116,486)
Total Equity	1,248,138	(882)		1,247,256

(*) Corresponds to decrease in deferred past service costs

(**) Corresponds to the effect, net of taxes, on pension plans that was deferred as of December 31, 2011

(***) Corresponds to an effect on income for the period

The adjustments required by the IAS 19 modifications as of January 1, 2012 are as follows:

Consolidated Statement of Financial	Closing balance as of January 1,			Adjusted balance as of January 1,
Position	2012	Adjustments		2012
	MCh$	MCh$		MCh$
Assets
Deferred taxes	147,754	276		148,030
Other assets	546,470	(1,377	)(*)	545,093
Total Assets	694,224	(1,101)		693,123

Equity
Reserves	802,528	(1,101	)(**)	801,427
Total Equity	802,528	(1,101)		801,427

(*) Corresponds to decrease in pension plan for deferred pension plan

(**) Corresponds to pension plans amount pending of deferral as of December 31, 2011 (net of income tax)

Consolidated Financial Statements December 2013 / Banco Santander Chile 43

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

NOTE 02

ACCOUNTING CHANGES, continued

The recasted Consolidated Statements with modifications required by IAS 19 - Employee Benefits are as follows:

	Closing balance as of December 31,	IAS 19	Adjusted balance as of December 31,
	2012	adjustments	2012
	MCh$	MCh$	MCh$
ASSETS
Cash and deposits in banks	1,250,414	-	1,250,414
Cash items in process of collection	520,267	-	520,267
Trading investments	338,287	-	338,287
Investments under resale agreements	6,993	-	6,993
Financial derivative contracts	1,293,212	-	1,293,212
Interbank loans, net	90,527	-	90,527
Loans and accounts receivable from customers	18,325,957	-	18,325,957
Available for sale investments	1,826,158	-	1,826,158
Held to maturity investments	-	-	-
Investments in associates and other companies	7,614	-	7,614
Intangible assets	87,347	-	87,347
Property, plant, and equipment	162,214	-	162,214
Current taxes	10,227	-	10,227
Deferred taxes	186,210	197	186,407
Other assets	656,200	(983)	655,217
TOTAL ASSETS	24.761.627	(786)	24,760,841

LIABILITIES
Deposits and other demand liabilities	4,970,019	-	4,970,019
Cash items in process of being cleared	284,953	-	284,953
Obligations under repurchase agreements	304,117	-	304,117
Time deposits and other time liabilities	9,112,213	-	9,112,213
Financial derivative contracts	1,146,161	-	1,146,161
Interbank borrowings	1,438,003	-	1,438,003
Issued debt instruments	4,571,289	-	4,571,289
Other financial liabilities	192,611	-	192,611
Current taxes	525	-	525
Deferred taxes	9,544	-	9,544
Provisions	220,993	96	221,089
Other liabilities	341,274	-	341,274

TOTAL LIABILITIES	22.591.702	96	22,591,798

EQUITY

Attributable to the Bank's shareholders:	2,135,660	(882)	2,134,778
Capital	891,303	-	891,303
Reserves	976,561	(1,101)	975,460
Valuation adjustments	(3,781)	-	(3,781)
Retained earnings	271,577	219	271,796
Retained earnings of prior years	-	-	-
Income for the period	387,967	315	388,282
Minus: Provision for mandatory dividends	(116,390)	(96)	(116,486)
Non-controlling interest	34,265	-	34,265

TOTAL EQUITY	2.169.925	(882)	2,169,043

TOTAL LIABILITIES AND EQUITY	24.761.627	(786)	24,760,841

Consolidated Financial Statements December 2013 / Banco Santander Chile 44

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

NOTE 02

ACCOUNTING CHANGES, continued

The necessary reclassifications made to the Income Statement for comparative purposes along with adjustments required by IAS 19 as of December 31, 2012 are detailed below:

	Closing balance as of December 31		IAS 19	Adjusted balance as of December 31
	2012	Reclassification	adjustments	2012
	MCh$	MCh$	MCh$	MCh$

OPERATING INCOME

Interest income	1,890,953	-	-	1,890,953
Interest expense	(848,219)	-	-	(848,219)
Net interest income	1,042,734	-	-	1,042,734

Fee and commission income (1)	360,427	40	-	360,467
Fees and commissions expense (1)	(89,855)	(12,925)	-	(102,780)

Net fee and commission income	270,572	(12,885)	-	257,687

Net income from financial operations	(64,079)	-	-	(64,079)
Foreign exchange profit (loss), net	146,378	-	-	146,378
Other operating income	19,758	-	-	19,758

Net operating profit before provision for loan losses	1,415,363	(12,885)	-	1,402,478

Provisions for loan losses	(366,702)	-	-	(366,702)

NET OPERATING PROFIT	1,048,661	(12,885)	-	1,035,776

Personnel salaries and expenses	(300,298)	-	394	(299,904)
Administrative expenses (1)	(183,379)	7,496	-	(175,883)
Depreciation and amortization	(56,369)	-	-	(56,369)
Impairment	(90)	-	-	(90)
Other operational expenses (1)	(65,105)	5,389	-	(59,716)

TOTAL OPERATIONAL EXPENSES	(605,241)	12,885	394	(591,962)

OPERATING INCOME	443,420	-	394	443,814

Income from investments in associates and other companies	267	-	-	267

Income before tax	443,687	-	394	444,081

Income tax expense	(51,095)	-	(79)	(51,174)

NET INCOME FOR THE PERIOD	392,592	-	315	392,907

Attributable to:
Bank shareholders	387,967	-	-	388,282
Non-controlling interest	4,625	-	-	4,625

Earnings per share attributable to Bank shareholders: (expressed in Chilean pesos)
Basic earnings	2.059	-	0.001	2.060
Diluted earnings	2.059	-	0.001	2.060

(1)	Reclassifications implemented during 2013 and retroactively applied for comparability purposes. These reclassifications did not modify net income for the year.

Consolidated Financial Statements December 2013 / Banco Santander Chile 45

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

NOTE 03

SIGNIFICANT EVENTS

As of December 31, 2013, the following significant events have occurred and had an impact on the Bank’s operations on the Consolidated Financial Statements.

a) The Board

At the Ordinary Board Meeting No. 446 on August 20, 2013, Mr. Jesús María Zabalza Lotina presented his resignation as First Vice-president. During this session, the Board appointed Mr. Oscar von Chrismar Carvajal as Vice-president and Mr. Juan Pedro Santa María Pérez as General Director of the Bank.

Use of profit and distribution of dividends

The Ordinary Shareholders’ Meeting of Banco Santander Chile was held on April 29, 2013, chaired by Mr. Mauricio Larraín Garcés (Chairman), and attended by Jesús María Zabalza Lotina (First Vice President), Oscar von Chrismar Carvajal (Second Vice President), Víctor Arbulú Crousillat, Lisandro Serrano Spoerer, Marco Colodro Hadjes, Vittorio Corbo Lioi, Carlos Olivos Marchant, Roberto Méndez Torres, Lucía Santa Cruz Sutil, Roberto Zahler Mayanz, Juan Pedro Santa María Pérez, and Raimundo Monge Zegers (Alternate Director). Also, the CEO Claudio Melandri Hinojosa and CAO Felipe Contreras Fajardo attended the meeting.

According to the information presented during said meeting, the net profit of the 2012 period (named as Profit attributable to Bank shareholders in the financial statements) was MCh$387,967. The distribution of 60% of such profit was approved. Such percentage divided by the number of shares issued is equivalent to a dividend of CLP 1,235 per share payable as of April 30, 2013.

b) Issuance of bonds - year 2013

In 2013, the Bank issued bonds for CHF 300,000,000, UF 4,000,000, USD 250,000,000 and a mortgage bond for UF 300,000,000. The loan detail for 2013 is included in Note 20.

b.1)	Senior bonds year 2013

Series	Amount		Term	Issuing Rate	Date of Issue	Maturity date
CHF floating bond	CHF	150,000,000	4 years	Libor (3 months) + 100 bp	03-28-2013	03-28-2017
Bond	CHF	150,000,000	6 years	1.75 per annum simple	09-26-2013	09-26-2019
Total	CHF	300,000,000
Bond	UF	2,000,000	10 years	3.5 per annum simple	11-28-2013	01-01-2023
Bond	UF	2,000,000	10 years	3.5 per annum simple	11-28-2013	09-01-2023
Total	UF	4,000,000
USD floating bond	USD	250,000,000	5 years	Libor (3 months) + 100 bp	06-07-2013	06-07-2018
Total	USD	250,000,000

b.2)	Mortgage bonds year 2013

Series	Amount		Term	Interest Rate	Date of Issue	Maturity date
Mortgage bond (*)	UF	3,000,000	15 years	3.2 per annum simple	08-01-2013	07-01-2028
Total	UF	3,000,000

(*)Two placements were made, each for UF 1,500,000. The first placement was made on August 1, 2013 and the second on November 20, 2013.

Consolidated Financial Statements December 2013 / Banco Santander Chile 46

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

NOTE 03

SIGNIFICANT EVENTS, continued:

b.3)	Subordinated bonds year 2013

In 2013, the Bank did not issued subordinated bonds.

b.4)	Bonds repurchase

In 2013, the Bank made the following bond repurchases:

Date	Type	Amount

05-22-2013	Subordinated	USD	45,556,000
06-16-2013	Subordinated	USD	2,230,000
06-26-2013	Senior	CLP	29,245,000,000
07-01-2013	Senior	CLP	20,000,000,000

c)	Selling of the subsidiary Santander Asset Management S.A. Administradora General de Fondos

On December, 2013 our subsidiary Santander Asset Management S.A Administradora General de Fondos was sold through a formal offer of purchase received in May 2013. The sale price was Ch$90,281 million for 100% of the shares. 99.99% were acquired by SAM Investment Holdings Limited and the remaining 0.01% by Santander Asset Management UK Holdings Limited. This operation generated MCh$78,122 of profit recorded within Income from investments in other companies. Additionally, the entities entered into a management service agreement for a 10-year period.

This transaction was revised by independent external evaluators who were of the opinion that the price for the offer was reasonable in consideration of their fair value appraisals. The Audit Committee and the Board of Directors ratified the appraiser’s opinion. On December 5, 2013 an Extraordinary Shareholders’ meeting was held. The offer was accepted and thus, on December 6, 2013 the SBIF was informed of this transaction.

d)	La Polar blended bonds swap

In June 2013 the Bank decided to accept the option offered by the company La Polar S.A. to exchange outstanding debt and the option acceptance was communicated to the Chilean Superintendency of Securities and Insurance on June 7, 2013. This swap transaction offered the creditors of the senior and junior debt to opt for the replacement of their credit for F (senior) and G (junior) series bonds. The bonds received for this operation were originally classified as “Trading investments”. In 2013, the Bank sold all the bonds received for said swap. The net effect recorded within Income from financial operations associated to this operation was Ch$272 million loss.

e)	Reception of own shares in lieu of payment

In December 2013, the Bank received 26,241,318 of its own shares in lieu of payment. The value of the shares was 757,586,851 pesos (28.87 pesos per share). Those shares were sold in the stock market during the same month, generating a price difference of Ch$29 million, which was recorded within Equity, as a reserve increase.

Consolidated Financial Statements December 2013 / Banco Santander Chile 47

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

NOTE 03

SIGNIFICANT EVENTS, continued:

f) Constitution of “Servicios de Infraestructura de Mercado OTC S.A.”

On July 19, 2013, Banco Santander made a contribution of 1,439,574,238 pesos to participate in the company "Servicios de Infraestructura de Mercado OTC S.A.", equivalent to 1,111 shares and 1,295,746.3890 pesos each, representing 11.11% ownership.

This company`s objective is to manage infrastructure for the financial market, providing registration, confirmation, storage, consolidation and conciliation services for financial derivatives transactions, as well as granting related or complementary services.

g) Merger by absorption of Santander Servicios de Recaudación y Pagos Limitada

On December 17, 2013, at an Extraordinary Board of Directors meeting, a proposal for consultation was made to merge the subsidiary Santander Servicios de Recaudación y Pagos Ltda. during 2014. The Board approved the merger and commissioned the CEO to present the merger to the SBIF for authorization and for legal procedures to formalize properly.

Consolidated Financial Statements December 2013 / Banco Santander Chile 48

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

NOTE 04

OPERATING SEGMENTS

The Bank manages and measures the performance of its operations by operating segment. The information disclosed in this note is not necessarily comparable to that of other financial institutions, since it is based on management’s internal information system by segment.

Inter-segment transactions are conducted under normal arm’s length commercial terms and conditions. Each segment’s assets, liabilities, and income include items directly attributable to the segment to which they can be allocated on a reasonable basis.

To achieve the strategic objectives adopted by management and adapt to changing market conditions, the Bank makes changes in its organization from time to time, which in turn have a greater or lesser impact on how it is managed or administered. Hence, this disclosure furnishes information on how the Bank is managed as of December 31, 2013. The prior year segment information presented herein has been recast to reflect the change in segment mentioned in the following paragraph..

During the second term of 2013, commercial banking operations were streamlined to better meet market requirements. The Institutions segment was incorporated into the Companies segment resulting in such pre-existing segments being reported to the Chief Operating Decision Maker as one.

The Bank has the following operating segments:

Individuals and PYME (Middle Market entities)

Individuals

a.	Santander Banefe

Serves individuals with monthly incomes from Ch$150,000 pesos to Ch$400,000 pesos, who receive services through Santander Banefe. This segment gives customers a variety of services, including consumer loans, credit cards, auto loans, mortgage loans, debit cards, savings products, mutual funds, and insurance brokerage.

b.	Commercial banking

Serves individuals with monthly incomes over Ch$400,000 pesos. This segment gives customers a variety of services, including consumer loans, credit cards, auto loans, commercial loans, foreign exchange, mortgage loans, debit cards, checking accounts, savings products, mutual funds, stockbrokerage, and insurance brokerage.

Small and mid-sized companies (PYMEs)

Considers small companies with annual sales lower than Ch$1,200 million. This segment gives customers a variety of products, including commercial loans, government-guaranteed loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, savings products, mutual funds, and insurance brokerage.

Companies and institutions

Associated

The Companies segment includes the Companies, Real Estate and Large Corporations sub segments:

a.	Companies

Considers companies with annual sales over Ch$1,200 million up to Ch$10,000 million. This segment provides a wide variety of products, including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, transactional services, treasury services, financial consulting, savings products, mutual funds, and insurance brokerage.

Consolidated Financial Statements December 2013 / Banco Santander Chile 49

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

NOTE 04

OPERATING SEGMENTS, continued

b.	Real estate

This segment includes all the companies engaged in the real estate industry who carry out projects to sell properties to third parties and all builders with annual sales exceeding Ch$800 million with no ceiling. These clients are offered not only the traditional banking services but also specialized services to finance projects, chiefly residential, with the aim of expanding sales of mortgage loans.

c.	Large Corporations

Considers companies with annual sales exceeding Ch$10.000 million. This segment provides a wide variety of products, including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, transactional services, treasury services, financial consulting, investment, savings products, mutual funds, and insurance.

Institutional

Serves institutions such as universities, government entities, local and regional governments. This segment provides a wide variety of products, including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, transactional services, treasury services, savings products, mutual funds, and insurance.

Global Banking and Markets

The Global Banking and Markets segment is comprised of:

a.	Corporate

Foreign and domestic multinational companies with sales over MCh$10.000. This segment provides a wide variety of products, including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, transactional services, treasury services, financial consulting, investments, savings products, mutual funds, and insurance brokerage.

b.	Treasury

The Treasury Division provides sophisticated financial products, mainly to companies in the Wholesale Banking area and the Companies segment. These include products such as short-term financing and fund raising, brokerage services, derivatives, securitization, and other tailor-made products. The Treasury area may act as brokers to transactions and also manages the Bank’s investment portfolio.

Corporate Activities (“Other”)

This segment includes Financial Management, which develops global management functions, involving the parent company’s structural interest risk and liquidity risk. Liquidity risk is managed mainly through debt issuances. This segment also manages the Bank’s personal funds, capital allocation by unit, and the financing of investments made. The foregoing usually results in a negative contribution to income.

In addition, this segment encompasses all the intra-segment income and all the activities not assigned to a given segment or product with customers.

The segments’ accounting policies are the same as those described in the summary of accounting policies. The Bank earns most of its income in the form of interest income, fee and commission income and income from financial operations. To evaluate a segment’s financial performance and make decisions regarding the resources to be assigned to segments, the Chief Operating Decision Maker (CODM) bases his assessment on the segment's interest income, fee and commission income, and expenses.

Consolidated Financial Statements December 2013 / Banco Santander Chile 50

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

NOTE 04

OPERATING SEGMENTS, continued

Below are the tables showing the Bank’s results by operating segment, for the years ended December 31, 2013 and 2012 in addition to the corresponding balances of loans and accounts receivable from customers:

	As of December 31, 2013
	Loans and accounts receivable from customers (1)	Net fee for interests and inflation adjustments	Net income for commissions	ROF (2)	Provisions for loan losses	Support expenses (3)	Segment’s net contribution
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Segments
Individuals	10,437,701	605,374	149,144	8,732	(214,006)	(350,543)	198,701
Santander Banefe	727,452	99,182	25,648	1,614	(56,309)	(52,370)	17,765
Commercial Banking	9,710,249	506,192	123,496	7,118	(157,697)	(298,173)	180,936
Small and mid-sized companies (PYMEs)	3,223,215	260,856	37,641	4,798	(101,187)	(79,633)	122,475
Individuals + PYME	13,660,916	866,230	186,785	13,530	(315,193)	(430,176)	321,176

Associated	4,678,243	163,466	26,634	13,674	(32,642)	(53,939)	117,193
Associated	1,757,586	73,906	14,020	7,457	(19,982)	(27,947)	47,454
Large Corporations	1,923,810	62,953	9,026	5,930	(8,292)	(19,937)	49,680
Real estate	996,847	26,607	3,588	287	(4,368)	(6,055)	20,059
Institutional	353,509	30,283	2,615	562	317	(15,889)	17,888
Companies and institutions	5,031,752	193,749	29,249	14,236	(32,325)	(69,828)	135,081

Commercial Banking	18,692,668	1,059,979	216,034	27,766	(347,518)	(500,004)	456,257

Global Banking and Markets	2,219,045	72,932	18,022	42,393	(16,904)	(37,728)	78,715
Corporate	2,219,045	63,036	16,295	687	(16,904)	(19,802)	43,312
Treasury	-	9,896	1,727	41,706	-	(17,926)	35,403
Other	149,048	(56,149)	(4,220)	45,954	391	(20,121)	(34,145)

Total	21,060,761	1,076,762	229,836	116,113	(364,031)	(557,853)	500,827

Other operating income							20.508
Other operating expenses							(62,351)
Income from investments in other companies							79,544
Income tax							(94,467)
Net income for the year							444,061

(1) Corresponds to loans and accounts receivable from customers, net, without deducting their allowances for loan losses.

(2) Corresponds to the sum of the net income from financial operations and the foreign exchange profit.

(3) Corresponds to the sum of personnel salaries and expenses, administrative expenses, depreciation, amortization, and impairment.

Consolidated Financial Statements December 2013 / Banco Santander Chile 51

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2013 AND 2012

NOTE 04

OPERATING SEGMENTS, continued

Operating segments according to the new segmentation criteria are as follows:

	As of December 31, 2012 (*)
	Loans and accounts receivable from customers (1)	Net fee for interests and inflation adjustments	Net income for commissions	ROF (2)	Provisions for loan losses	Support expenses (3)	Segment’s net contribution
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Segments
Individuals	9,672,222	622,465	162,914	9,901	(266,850)	(335,863)	192,567
Santander Banefe	730,362	123,043	26,357	1,288	(73,882)	(44.301)	32,505
Commercial Banking	8,941,860	499,422	136,557	8,613	(192,968)	(291,562)	160,062
Small and mid-sized companies (PYMEs)	2,890,251	233,622	38,115	5,009	(80,144)	(76,560)	120,042
Individuals + PYME	12,562,473	856,087	201,029	14,910	(346,994)	(412,423)	312,609

Associated	4,058,693	148,177	25,903	11,062	(24,186)	(50,375)	110,581
Associated	1,626,606	70,747	13,885	5,118	(21,531)	(26,672)	41,547
Large Corporations	1,661,837	56,086	8,722	5,623	(3,361)	(17,958)	49,112
Real estate	770,250	21,344	3,296	321	706	(5,745)	19,922
Institutional	355,518	28,472	2,470	615	(346)	(15,297)	15,914
Company and institutions	4,414,211	176,649	28,373	11,677	(24,532)	(65,672)	126,495

Commercial Banking	16,976,684	1,032,736	229,402	26,587	(371,526)	(478,095)	439,104

Global Banking and Markets	1,863,595	50,477	19,159	52,277	5,546	(35,476)	91,983
Corporate	1,863,595	57,822	16,832	763	5.546	(17,564)	63,399
Treasury	-	(7,345)	2,327	51,514	-	(17,912)	28,584
Other	126,373	(40,479)	9,126	3,435	(722)	(18,675)	(47,315)

Total	18,966,652	1,042,734	257,687	82,299	(366,702)	(532,246)	483,772

Other operating income							19.758
Other operating expenses							(59,716)
Income from investments in other companies							267
Income tax							(51,174)
Net income for the year							392,907

(1) Corresponds to loans and accounts receivable from customers, net without deducting their allowances for loan losses.

(2) Corresponds to the sum of the net income from financial operations and the foreign exchange profit.

(3) Corresponds to the sum of personnel salaries and expenses, administrative expenses, depreciation, amortization, and impairment.

(*) Adjusted for comparative purposes, as previously described in Note 02.

Consolidated Financial Statements December 2013 / Banco Santander Chile 52

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2013 AND 2012

NOTE 05

CASH AND CASH EQUIVALENTS

a)	The detail of the balances included under cash and cash equivalents is as follows:

	As of December 31
	2013	2012
	MCh$	MCh$

Cash and deposits in banks
Cash	551,136	435,687
Deposits in the Central Bank of Chile	797,363	520,031
Deposits in domestic banks	81	4,057
Deposits in foreign banks	223,230	290,639
Subtotals – Cash and deposits in banks	1,571,810	1,250,414

Cash in process of collection, net	327,698	235,314

Cash and cash equivalents	1,899,508	1,485,728

The level of funds in cash and at the Central Bank of Chile, which are included in the “Deposits in the Central Bank of Chile” line, reflects regulations governing the reserves that the Bank must maintain on average each month.

b)	Cash in process of collection and in process of being cleared:

Cash items in process of collection and in process of being cleared represent domestic transactions in the process of transfer through a central domestic clearinghouse or international transactions which may be delayed in settlement due to time differences. These transactions are as follows:

	As of December 31,
	2013	2012
	MCh$	MCh$

Assets
Documents held by other banks (documents to be cleared)	289,723	238,714
Funds receivable	314,354	281,553
Subtotal	604,077	520,267
Liabilities
Funds payable	276,379	284,953
Subtotal	276,379	284,953

Cash in process of collection, net	327,698	235,314

Consolidated Financial Statements December 2013 / Banco Santander Chile 53

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2013 AND 2012

NOTE 06

TRADING INVESTMENTS

The detail of instruments deemed as financial trading investments is as follows:

	As of December 31,
	2013	2012
	MCh$	MCh$

Chilean Central Bank and Government securities
Chilean Central Bank Bonds	75,577	267,008
Chilean Central Bank Notes	100	3,397
Other Chilean Central Bank and Government securities	189,962	48,160
Subtotal	265.639	318,565

Other Chilean securities
Time deposits in Chilean financial institutions	-	3,531
Mortgage finance bonds of Chilean financial institutions	-	-
Chilean financial institution bonds	10,042	-
Chilean corporate bonds	2,229	-
Other Chilean securities	-	-
Subtotal	12,271	3,531

Foreign financial securities
Foreign Central Banks and Government securities	-	-
Other foreign financial instruments	-	-
Subtotal	-	-

Investments in mutual funds
Funds managed by related entities	9,657	16,191
Funds managed by others	-	-
Subtotal	9,657	16,191

Total	287,567	338,287

As of December 31, 2013 and 2012, there were no securities sold under contracts to resell to clients and financial institutions.

Consolidated Financial Statements December 2013 / Banco Santander Chile 54

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2013 AND 2012

NOTE 07

INVESTMENTS UNDER RESALE AGREEMENTS AND OBLIGATIONS UNDER REPURCHASE AGREEMENTS

a)	Rights arising from resale agreements

The Bank purchases financial instruments agreeing to resell them at a future date. As of December 31, 2013 and 2012, rights associated with instruments acquired under contracts to resell are as follows:

As of December 31,
	2013				2012
	From 1 day and less than 3 months	More than 3 months and less than 1 year	More than 1 year	Total	From 1 day and less than 3 months	More than 3 months and less than 1 year	More than 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Securities from the Chilean Government and the Chilean Central Bank
Chilean Central Bank Bonds	-	-	-	-	6,993	-	-	6,993
Chilean Central Bank Notes	-	-	-	-	-	-	-	-
Other securities from the Government and the Chilean Central Bank	17,469	-	-	17,469	-	-	-	-
Subtotal	17,469	-	-	17,469	6,993	-	-	6,993
Instruments from other domestic institutions domestic institutions:
Time deposits in Chilean financial institutions	-	-	-	-	-	-	-	-
Mortgage finance bonds of Chilean financial institutions	-	-	-	-	-	-	-	-
Chilean financial institution bonds	-	-	-	-	-	-	-	-
Chilean corporate bonds	-	-	-	-	-	-	-	-
Other Chilean securities	-	-	-	-	-	-	-	-
Subtotal	-	-	-	-	-	-	-	-
Foreign financial securities:
Foreign government or central banks securities central banks securities	-	-	-	-	-	-	-	-
Other foreign financial instruments	-	-	-	-	-	-	-	-
Subtotal	-	-	-	-	-	-	-	-
Investments in mutual funds:
Funds managed by related entities	-	-	-	-	-	-	-	-
Funds managed by others	-	-	-	-	-	-	-	-
Subtotal	-	-	-	-	-	-	-	-

Total	17,469	-	-	17,469	6,993	-	-	6,993

Consolidated Financial Statements December 2013 / Banco Santander Chile 55

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2013 AND 2012

NOTE 07

INVESTMENTS UNDER RESALE AGREEMENTS AND OBLIGATIONS UNDER REPURCHASE AGREEMENTS, continued:

b)	Obligations arising from repurchase agreements

The Bank raises funds by selling financial instruments and committing itself to buy them back at future dates, plus interest at a predetermined rate. As of December 31, 2013 and 2012, obligations related to instruments sold under repurchase agreements are as follows:

	As of December 31,
	2013				2012
	From 1 day to less than 3 months	More than 3 months and less than 1 year	More than 1 year	Total	From 1 day to less than 3 months	More than 3 months and less than 1 year	More than 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Securities from Chilean Government and the Chilean Central Bank
Chilean Central Bank Bonds	66,937	-	-	66,937	155,869	-	-	155,869
Chilean Central Bank Notes	22	-	-	22	33	-	-	33
Other securities from the Government and the Chilean Central Bank	23,879	-	-	23,879	-	-	-	-
Subtotal	90,838	-	-	90,838	155,902	-	-	155,902
Instruments from other domestic institutions:
Time deposits in Chilean financial institutions	112,743	5,391	-	118,134	144,935	3,280	-	148,215
Mortgage finance bonds of Chilean financial institutions	-	-	-	-	-	-	-	-
Chilean financial institution bonds	-	-	-	-	-	-	-	-
Chilean corporate bonds	-	-	-	-	-	-	-	-
Other Chilean securities	-	-	-	-	-	-	-	-
Subtotal	112,743	5,391	-	118,134	144,935	3,280	-	148,215
Foreign financial securities:
Foreign government or central banks securities	-	-	-	-	-	-	-	-
Other foreign financial instruments	-	-	-	-	-	-	-	-
Subtotal	-	-	-	-	-	-	-	-
Investments in mutual funds:
Funds managed by related entities	-	-	-	-	-	-	-	-
Funds managed by others	-	-	-	-	-	-	-	-
Subtotal	-	-	-	-	-	-	-	-

Total	203,581	5,391	-	208,972	300,837	3,280	-	304,117

Consolidated Financial Statements December 2013 / Banco Santander Chile 56

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2013 AND 2012

NOTE 07

INVESTMENTS UNDER RESALE AGREEMENTS AND OBLIGATIONS UNDER REPURCHASE AGREEMENTS, continued:

c) Below is the detail by portfolio of collateral associated with repurchase agreements as of December 31, 2013 and 2012, valued at fair value:

	As of December 31,
	2013			2012
	Available for sale portfolio	Trading portfolio	Total	Available for sale portfolio	Trading portfolio	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Chilean Central Bank and Government securities:
Chilean Central Bank Bonds	66,933	-	66,933	156,307	-	156,307
Chilean Central Bank Notes	22	-	22	33	-	33
Other securities from the Government and the Chilean Central Bank	23,863	-	23,863	-	-	-
Subtotal	90,818	-	90,818	156,340	-	156,340
Other Chilean securities:
Time deposits in Chilean financial institutions	118,195	-	118,195	148,277	-	148,277
Mortgage finance bonds of Chilean financial institutions	-	-	-	-	-	-
Chilean financial institution bonds	-	-	-	-	-	-
Chilean corporate bonds	-	-	-	-	-	-
Other Chilean securities	-	-	-	-	-	-
Subtotal	118,195	-	118,195	148,277	-	148,277
Foreign financial securities:
Foreign Central Banks and Government securities	-	-	-	-	-	-
Other foreign financial instruments	-	-	-	-	-	-
Subtotal	-	-	-	-	-	-
Investments in mutual funds:
Funds managed by related entities	-	-	-	-	-	-
Funds managed by others	-	-	-	-	-	-
Subtotal	-	-	-	-	-	-

Total	209,013	-	209,013	304,617	-	304,617

Consolidated Financial Statements December 2013 / Banco Santander Chile 57

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2013 AND 2012

NOTE 08

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING

a)	As of December 31, 2013 and 2012 the Bank holds the following portfolio of derivative instruments:

	As of December 31, 2013
	Notional amount				Fair value
	Up to 3 months	More than 3 months to 1 year	More than 1 year	Total	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Fair value hedge derivatives
Currency forwards	-	-	-	-	-	-
Interest rate swaps	-	55,000	375,599	430,599	9,951	1,020
Cross currency swaps	-	233,824	899,293	1,133,117	63,528	1,754
Call currency options	-	-	-	-	-	-
Call interest rate options	-	-	-	-	-	-
Put currency options	-	-	-	-	-	-
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-
Subtotal	-	288,824	1,274,892	1,563,716	73,479	2,774

Cash flow hedge derivatives
Currency forwards	-	-	-	-	-	-
Interest rate swaps	-	-	-	-	-	-
Cross currency swaps	522,451	937,529	661,676	2,121,656	60,453	13,927
Call currency options	-	-	-	-	-	-
Call interest rate options	-	-	-	-	-	-
Put currency options	-	-	-	-	-	-
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-
Subtotal	522,451	937,529	661,676	2,121,656	60,453	13,927

Trading derivatives
Currency forwards	14,972,304	9,801,554	1,749,378	26,523,236	198,130	188,745
Interest rate swaps	4,526,349	11,332,697	25,005,852	40,864,898	241,528	243,326
Cross currency swaps	1,634,855	3,927,402	14,246,746	19,809,003	915,099	847,821
Call currency options	443,944	42,805	5,557	492,306	1,327	2,403
Call interest rate options	-	7,031	-	7,031	-	-
Put currency options	428,638	38,450	2,936	470,024	3,831	1,108
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	54,777	-	-	54,777	171	5
Subtotal	22,060,867	25,149,939	41,010,469	88,221,275	1,360,086	1,283,408

Total	22,583,318	26,376,292	42,947,037	91,906,647	1,494,018	1,300,109

Consolidated Financial Statements December 2013 / Banco Santander Chile 58

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2013 AND 2012

NOTE 08

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

	As of December 31, 2012
	Notional amount				Fair value
	Up to 3 months	More than 3 months to 1 year	More than 1 year	Total	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Fair value hedge derivatives
Currency forwards	-	-	-	-	-	-
Interest rate swaps	95,200	397,092	395,471	887,763	12,647	4,054
Cross currency swaps	25,396	14,975	671,942	712,313	12,716	4,361
Call currency options	-	-	-	-	-	-
Call interest rate options	-	-	-	-	-	-
Put currency options	-	-	-	-	-	-
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-
Subtotal	120,596	412,067	1,067,413	1,600,076	25,363	8,415

Cash flow hedge derivatives
Currency forwards	13,704	-	-	13,704	-	298
Interest rate swaps	-	-	-	-	-	-
Cross currency swaps	268,693	666,668	689,045	1,624,406	1,851	52,589
Call currency options	-	-	-	-	-	-
Call interest rate options	-	-	-	-	-	-
Put currency options	-	-	-	-	-	-
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-
Subtotal	282,397	666,668	689,045	1,638,110	1,851	52,887

Trading derivatives
Currency forwards	17,560,012	7,109,216	563,301	25,232,529	159,624	187,304
Interest rate swaps	4,578,678	9,882,478	13,752,690	28,213,846	204,800	230,380
Cross currency swaps	1,126,961	3,215,654	11,639,636	15,982,251	899,174	665,100
Call currency options	413,452	8,032	-	421,484	567	1,485
Call interest rate options	3,917	14,458	12,481	30,856	24	20
Put currency options	402,234	1,928	-	404,162	1,777	516
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	19,415	-	-	19,415	32	54
Subtotal	24,104,669	20,231,766	25,968,108	70,304,543	1,265,998	1,084,859

Total	24,507,662	21,310,501	27,724,566	73,542,729	1,293,212	1,146,161

Consolidated Financial Statements December 2013 / Banco Santander Chile 59

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2013 AND 2012

NOTE 08

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

b)	Hedge Accounting

Fair Value Hedge:

The Bank uses cross-currency swaps, interest rate swaps, and call money swaps to hedge its exposure to changes in fair value of hedged items attributable to interest rates. The aforementioned hedging instruments change the effective cost of long-term issuances from a fixed interest rate to a variable interest rate.

Below is a detail of the hedged elements and hedge instruments under fair value hedges as of December 31, 2013 and 2012, classified by term to maturity:

	As of December 31, 2013
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Hedged item
Loans and accounts receivables from customers:
Mortgage loan	12,213	-	-	-	12,213
Available for sale investments:
Yankee Bond	-	-	-	28,308	28,308
Mortgage finance bonds	-	-	-	3,652	3,652
Time deposits and other demand liabilities:
Time deposits	55,000	-	-	27,971	82,971
Debt instruments issued:
Senior bonds	-	335,805	109,497	769,659	1,214,961
Subordinated bonds	104,840	-	-	-	104,840
Interbank borrowings:
Interbank loans	116,771	-	-	-	116,771
Total	288,824	335,805	109,497	829,590	1,563,716
Hedging instrument:
Cross currency swaps	233,824	178,545	109,497	611,251	1,133,117
Interest rate swaps	55,000	157,260	-	218,339	430,599
Total	288,824	335,805	109,497	829,590	1,563,716

Consolidated Financial Statements December 2013 / Banco Santander Chile 60

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2013 AND 2012

NOTE 08

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

	As of December 31, 2012
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Hedged item
Available for sale investments:
Senior bonds	10,295	-	-	25,000	35,295
Yankee Bond	-	-	-	4,791	4,791
Mortgage finance bonds	-	-	-	3,995	3,995
Time deposits and other demand liabilities:
Time deposits	497,368	-	-	27,409	524,777
Debt instruments issued:
Senior bonds	-	300,769	4,568	557,226	862,563
Subordinated bonds	-	143,655	-	-	143,655
Other financial liabilities:
Short-term loans	25,000	-	-	-	25,000
Total	532,663	444,424	4,568	618,421	1,600,076
Hedging instrument:
Cross currency swaps	40,371	300,769	4,568	366,605	712,313
Interest rate swaps	492,292	143,655	-	251,816	887,763
Total	532,663	444,424	4,568	618,421	1,600,076

Cash flow hedges:

The Bank uses cross currency swaps to hedge the risk from variability of cash flows attributable to changes in the interest rates of bonds and interbank loans at a variable rate. To cover the inflation risk in some items, both forwards as well as currency swaps are used.

Below is the nominal amount of the hedged items as of December 31, 2013 and 2012, and the period when the cash flows will be generated:

	As of December 31, 2013
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Loans and accounts receivables from customers:
Mortgage loan	21,623	69,502	-	-	91,125
Available for sale investments:
Yankee Bond	-	-	-	118,577	118,577
Chilean Central Bank Bonds	-	22,958	-	18,084	41,042
Time deposits	379,331	11,328	-	-	390,659
Debt instruments issued:
Senior bonds (variable rate)	288,310	102,062	219,567	-	609,939
Senior bonds (fixed rate)	43,189	-	-	-	43,189
Interbank borrowings:
Interbank loans	727,527	99,598	-	-	827,125
Total	1,459,980	305,448	219,567	136,661	2,121,656
Hedging instrument:
Cross currency swaps	1,459,980	305,448	219,567	136,661	2,121,656
Total	1,459,980	305,448	219,567	136,661	2,121,656

Consolidated Financial Statements December 2013 / Banco Santander Chile 61

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2013 AND 2012

NOTE 08

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

	As of December 31, 2012
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Loans and accounts receivables from customers:
Mortgage loans	-	44,649	-	-	44,649
Available for sale investments:
Senior bonds	-	-	-	28,265	28,265
Time deposits	33,502	11,328	-	-	44,830
Time deposits and other demand liabilities:
Time deposits	51,008	-	-	-	51,008
Debt instruments issued:
Senior bonds (variable rate)	52,780	239,425	93,232	-	385,437
Senior bonds (fixed rate)	57,102	106,942	-	-	164,044
Interbank borrowings:
Interbank loans	754,673	165,204	-	-	919,877
Total	949,065	567,548	93,232	28,265	1,638,110

Hedging instrument:
Cross currency swaps	935,361	567,548	93,232	28,265	1,624,406
Currency forwards	13,704	-	-	-	13,704
Total	949,065	567,548	93,232	28,265	1,638,110

Below is an estimate of the periods in which flows are expected to be produced:

b.1) Forecasted cash flows for interest rate risk:

	As of December 31, 2013
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Inflows	21,532	10,870	4,102	1,614	38,118
Outflows	(12,180)	(10,667)	(6,107)	-	(28,954)
Net flows	9,352	203	(2,005)	1,614	9,164

Hedging instrument
Inflows	12,180	10,667	6,107	-	28,954
Outflows (*)	(21,532)	(10,870)	(4,102)	(1,614)	(38,118)
Net flows	(9,352)	(203)	2,005	(1,614)	(9,164)

(*)Only includes cash flow forecast portion of the hedge instruments used to cover interest rate risk.

Consolidated Financial Statements December 2013 / Banco Santander Chile 62

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2013 AND 2012

NOTE 08

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

	As of December 31, 2012
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Inflows	3,084	-	-	-	3,084
Outflows	(16,759)	(6,515)	(577)	-	(23,851)
Net flows	(13,675)	(6,515)	(577)	-	(20,767)

Hedging instrument
Inflows	16,759	6,515	577	-	23,851
Outflows	(3,084)	-	-	-	(3,084)
Net flows	13,675	6,515	577	-	20,767

(*)Only includes cash flow forecast portion of the hedge instruments used to cover interest rate risk.

b.2) Forecasted cash flows for inflation risk:

	As of December 31, 2013
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Inflows	104,730	10,861	-	-	115,591
Outflows	(425)	(927)	(1,783)	(1,709)	(4,844)
Net flows	104,305	9,934	(1,783)	(1,709)	110,747

Hedging instrument
Inflows	425	927	1,783	1,709	4,844
Outflows	(104,730)	(10,861)	-	-	(115,591)
Net flows	(104,305)	(9,934)	1,783	1,709	(110,747)

	As of December 31, 2012
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Inflows	24,089	20,802	-	-	44,891
Outflows	(2,938)	(2,658)	(2,301)	(2,991)	(10,888)
Net flows	21,151	18,144	(2,301)	(2,991)	34,003

Hedging instrument
Inflows	2,938	2,658	2,301	2,991	10,888
Outflows	(24,089)	(20,802)	-	-	(44,891)
Net flows	(21,151)	(18,144)	2,301	2,991	(34,003)

Consolidated Financial Statements December 2013 / Banco Santander Chile 63

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2013 AND 2012

NOTE 08

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

b.3) Forecasted cash flows for interest rate risk:

	As of December 31, 2013
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Inflows	-	-	-	-	-
Outflows	(64,772)	-	-	-	(64,772)
Net flows	(64,772)	-	-	-	(64,772)

Hedging instrument
Inflows	64,772	-	-	-	64,772
Outflows	-	-	-	-	-
Net flows	64,772	-	-	-	64,772

	As of December 31, 2012
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Inflows	-	-	-	-	-
Outflows	(1,825)	(64,772)	-	-	(66,597)
Net flows	(1,825)	(64,772)	-	-	(66,597)

Hedging instrument
Inflows	1,825	64,772	-	-	66,597
Outflows	-	-	-	-	-
Net flows	1,825	64,772	-	-	(66,597)

c)	The accumulated effect of the mark to market adjustmnet of cash flow hedges validation produced by hedge instruments used in hedged cash flow was recorded in the Consolidated Statement of Changes in Equity -specifically within Other comprehensive income, as of December 31, 2013 and 2013, is as follows:

	As of December 31,
	2013	2012
Hedged item	MCh$	MCh$

Interbank loans	(3,809)	2,943
Time deposits and other time liabilities	-	(551)
Issued debt instruments	(723)	3,349
Available for sale investments	(3,744)	(560)
Loans and accounts receivable from customers	19	134
Net flows	(8,257)	5,315

Consolidated Financial Statements December 2013 / Banco Santander Chile 64

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2013 AND 2012

NOTE 08

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

Since the inflows and outflows for both the hedged element and the hedging instrument mirror each other, the hedges are nearly 100% effective, which means that the fluctuations of fair value attributable to risk components are almost completely offset. As of December 31, 2013 and 2012, Ch$152 million and Ch$46 million respectively, were recognized in income.

During the period, the Bank did not have any cash flow hedges of forecast transactions.

d)	Below is a presentation of income generated by cash flow hedges amount that were reclassified from other comprehensive income to the period's income:

	For the year ended December 31,
	2013	2012
	MCh$	MCh$

Bond hedging derivatives	(33)	(863)
Interbank loans hedging derivatives	1,550	1,458

Cash flow hedge net income	1,517	595
See Note 25 - Equity, letter d)

e)	Net investment hedges in foreign operations:

As of December 31, 2013 and 2012, the Bank does not have any foreign net investment hedges in its hedge accounting portfolio.

Consolidated Financial Statements December 2013 / Banco Santander Chile 65

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2013 AND 2012

NOTE 09

INTERBANK LOANS

a)	At the end of the 2013 and 2012 reporting periods, the balances in the “Interbank loans” item are as follows:

As of December 31,
	2013 MCh$	2012 MCh$

Domestic banks
Loans and advances to banks	-	-
Deposits in the Central Bank of Chile - not available	-	-
Non-transferable Chilean Central Bank Bonds	-	-
Other Central Bank of Chile loans	-	-
Interbank loans	66	27
Overdrafts in checking accounts	-	-
Non-transferable domestic bank loans	-	-
Other domestic bank loans	-	-
Allowances and impairment for domestic bank loans	-	-

Foreign Interbank Loans
Interbank loans - Foreign	125,383	90,546
Overdrafts in checking accounts	-	-
Non-transferable foreign bank deposits	-	-
Other foreign bank loans	-	-
Provisions and impairment for foreign bank loans	(54)	(46)

Total	125,395	90,527

b)	The amount in each period for provisions and impairment of interbank loans is shown below:

	As of December 31
	2013			2012
	Domestic banks	Foreign banks	Total	Domestic banks	Foreign banks	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balance as of January 1	-	46	46	1	146	147
Charge-offs	-	-	-	-	-	-
Provisions established	-	127	127	-	299	299
Provisions release	-	(119)	(119)	(1)	(399)	(400)

Total	-	54	54	-	46	46

Consolidated Financial Statements December 2013 / Banco Santander Chile 66

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2013 AND 2012

NOTE 10

LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS

a)	Loans and accounts receivable from customers

As of December 31, 2013 and 2012, the composition of the loan portfolio is as follows:

	Assets before allowances				Provisions established
	Normal portfolio	Substandard Portfolio	Impaired portfolio	Total	Individual allowances	Group allowances	Total	Assets net balance
As of December 31, 2013	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans
Commercial loans	6,993,770	246,661	557,251	7,797,682	123,354	81,478	204,832	7,592,850
Foreign trade loans	1,731,328	47,164	61,842	1,840,334	50,574	878	51,452	1,788,882
Checking accounts debtors	264,957	3,176	11,524	279,657	3,513	4,755	8,268	271,389
Factoring transactions	310,228	2,613	3,273	316,114	4,305	617	4,922	311,192
Leasing transactions	1,235,369	73,819	40,626	1,349,814	13,739	5,016	18,755	1,331,059
Other loans and account receivable	99,524	617	18,510	118,651	4,745	7,426	12,171	106,480
Subtotal	10,635,176	374,050	693,026	11,702,252	200,230	100,170	300,400	11,401,852

Mortgage loans
Loans with mortgage finance bonds	69,273	-	3,024	72,297	-	470	470	71,827
Mortgage mutual loans	69,742	-	2,091	71,833	-	380	380	71,453
Other mortgage mutual loans	5,163,396	-	318,286	5,481,682	-	42,456	42,456	5,439,226
Subtotal	5,302,411	-	323,401	5,625,812	-	43,306	43,306	5,582,506

Consumer loans
Installment consumer loans	1,847,289	-	320,832	2,168,121	-	221,723	221,723	1,946,398
Credit card balances	1,212,134	-	23,747	1,235,881	-	37,300	37,300	1,198,581
Leasing transactions	3,383	-	68	3,451	-	68	68	3,383
Other consumer loans	195,030	-	4,765	199,795	-	5,494	5,494	194,301
Subtotal	3,257,836	-	349,412	3,607,248	-	264,585	264,585	3,342,663

Total	19,195,423	374,050	1,365,839	20,935,312	200,230	408,061	608,291	20,327,021

Consolidated Financial Statements December 2013 / Banco Santander Chile 67

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2013 AND 2012

NOTE 10

LOANS AND ACCOUNTS RECEIVABLES FROM CUSTOMERS, continued

	Assets before allowances				Provisions established
	Normal portfolio	Substandard Portfolio	Impaired portfolio	Total	Individual allowances	Group allowances	Total	Assets Net balance
As of December 31, 2012	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans
Commercial loans	6,585,063	187,762	543,592	7,316,417	108,184	83,690	191,874	7,124,543
Foreign trade loans	1,220,303	28,085	22,035	1,270,423	26,306	921	27,227	1,243,196
Checking accounts debtors	191,714	3,692	9,949	205,355	1,709	2,519	4,228	201,127
Factoring transactions	317,837	869	3,536	322,242	3,538	784	4,322	317,920
Leasing transactions	1,168,825	66,724	42,006	1,277,555	14,985	5,987	20,972	1,256,583
Other loans and account receivable	78,506	765	17,758	97,029	213	2,037	2,250	94,779
Subtotal	9,562,248	287,897	638,876	10,489,021	154,935	95,938	250,873	10,238,148

Mortgage loans
Loans with mortgage finance bonds	88,643	-	3,561	92,204	-	493	493	91,711
Mortgage mutual loans	43,690	-	2,415	46,105	-	936	936	45,169
Other mortgage mutual loans	4,910,218	-	223,054	5,133,272	-	34,561	34,561	5,098,711
Subtotal	5,042,551	-	229,030	5,271,581	-	35,990	35,990	5,235,591

Consumer loans
Installment consumer loans	1,502,346	-	355,311	1,857,657	-	218,474	218,474	1,639,183
Credit card balances	1,023,776	-	30,697	1,054,473	-	38,719	38,719	1,015,754
Leasing transactions	3,433	-	255	3,688	-	160	160	3,528
Other consumer loans	192,937	-	6,722	199,659	-	5,906	5,906	193,753
Subtotal	2,722,492	-	392,985	3,115,477	-	263,259	263,259	2,852,218

Total	17,327,291	287,897	1,260,891	18,876,079	154,935	395,187	550,122	18,325,957

Consolidated Financial Statements December 2013 / Banco Santander Chile 68

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2013 AND 2012

NOTE 10

LOANS AND ACCOUNTS RECEIVABLES FROM CUSTOMERS, continued

b)	Portfolio characteristics:

As of December 31, 2013 and 2012, the portfolio before allowances is as follows, by customer’s economic activity:

	Domestic loans (*)		Foreign interbank loans (**)		Total loans		Distribution percentage
	As of December 31		As of December 31,		As of December 31,		As of December 31,
	2013	2012	2013	2012	2013	2012	2013	2012
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	%	%
Commercial loans
Manufacturing	1,216,914	1,014,777	-	-	1,216,914	1,014,777	5.78	5.35
Mining	464,865	292,217	-	-	464,865	292,217	2.21	1.54
Electricity, gas, and water	222,110	337,269	-	-	222,110	337,269	1.05	1.78
Agriculture and livestock	806,092	770,558	-	-	806,092	770,558	3.83	4.06
Forest	183,716	120,002	-	-	183,716	120,002	0.87	0.63
Fishing	265,917	188,803	-	-	265,917	188,803	1.26	1.00
Transport	721,931	511,407	-	-	721,931	511,407	3.43	2.70
Communications	249,499	179,544	-	-	249,499	179,544	1.18	0.95
Construction	1,337,791	1,130,194	-	-	1,337,791	1,130,194	6.35	5.96
Commerce	2,578,979	2,396,428	125,383	90,546	2,704,362	2,486,974	12.84	13.11
Services	447,861	400,716	-	-	447,861	400,716	2.13	2.11
Other	3,206,643	3,147,133	-	-	3,206,643	3,147,133	15.23	16.59

Subtotal	11,702,318	10,489,048	125,383	90,546	11,827,701	10,579,594	56.16	55.78

Mortgage loans	5,625,812	5,271,581	-	-	5,625,812	5,271,581	26.71	27.79

Consumer loans	3,607,248	3,115,477	-	-	3,607,248	3,115,477	17.13	16.43

Total	20,935,378	18,876,106	125,383	90,546	21,060,761	18,966,652	100.00	100.00

(**)	Includes domestic interbank loans for Ch$66 million as of December 31, 2013 (Ch$27 million as of December 31, 2012), see Note 9.

(**)	Includes foreign interbank loans for Ch$125,383 million as of December 31, 2013 (Ch$90,546 million as of December 31, 2012), see Note 9.

Consolidated Financial Statements December 2013 / Banco Santander Chile 69

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2013 AND 2012

NOTE 10

LOANS AND ACCOUNTS RECEIVABLES FROM CUSTOMERS, continued

c)	Impaired Portfolio (*)

i)	As of December 31, 2013 and 2012, the impaired portfolio is as follows:

	As of December 31,
	2013				2012
	Commercial	Mortgage	Consumer	Total	Commercial	Mortgage	Consumer	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Individual impaired portfolio	317,534	-	-	317,534	298,868	-	-	298,868
Non-performing loans	364,890	155,688	92,723	613,301	320,461	159,802	117,504	597,767
Other impaired portfolio	122,464	167,713	256,689	546,866	96,793	69,228	275,481	441,502
Total	804,888	323,401	349,412	1,477,701	716,122	229,030	392,985	1,338,137

(*) Impaired portfolio includes loans classified as substandard in groups B3 and B4, as well as the impaired portfolio.

ii)	The impaired portfolio with or without guarantee as of December 31, 2013 and 2012 is as follows:

	As of December 31,
	2013				2012
	Commercial	Mortgage	Consumer	Total	Commercial	Mortgage	Consumer	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Secured debt	385,712	302,219	49,051	736,982	377,169	208,616	51,549	637,334
Unsecured debt	419,176	21,182	300,361	740,719	338,953	20,414	341,436	700,803
Total	804,888	323,401	349,412	1,477,701	716,122	229,030	392,985	1,338,137

iii)	The portfolio of non-performing loans as of December 31, 2013 and 2012 is as follows:

	As of December 31,
	2013				2012
	Commercial	Mortgage	Consumer	Total	Commercial	Mortgage	Consumer	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Secured debt	151,494	136,768	7,241	295,503	154,675	143,814	8,293	306,782
Unsecured debt	213,396	18,920	85,482	317,798	165,786	15,988	109,211	290,985
Total	364,890	155,688	92,723	613,301	320,461	159,802	117,504	597,767

Consolidated Financial Statements December 2013 / Banco Santander Chile 70

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2013 AND 2012

NOTE 10

LOANS AND ACCOUNTS RECEIVABLES FROM CUSTOMERS, continued

d)	Allowances

The changes in allowance balances during 2013 and 2012 are as follows:

	Commercial loans		Mortgage loans	Consumer loans
	Individual	Group	Group	Group	Total
Activity during 2013	MCh$	MCh$	MCh$	MCh$	MCh$

Balance as of December 31, 2012	154,935	95,938	35,990	263,259	550,122
Allowances established	85,628	36,724	21,314	155,921	299,587
Allowances release	(22,014)	(11,151)	(9,216)	(35,482)	(77,863)
Released allowances by charge-off	(18,319)	(21,341)	(4,782)	(119,113)	(163,555)
Balances as of December 31, 2013	200,230	100,170	43,306	264,585	608,291

	Commercial loans		Mortgage loans	Consumer loans
	Individual	Group	Group	Group	Total
Activity during 2012	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of December 31, 2011	147,917	97,115	35,633	243,022	523,687
Allowances established	48,745	31,772	10,741	239,607	330,865
Allowances release	(20,716)	(16,624)	(7,449)	(38,471)	(83,260)
Charge-off released allowances	(21,011)	(16,325)	(2,935)	(180,899)	(221,170)
Balances as of December 31, 2012	154,935	95,938	35,990	263,259	550,122

In addition to credit risk provisions, there are provisions held for:

i)	Country risk to cover the risk taken when holding or commiting resources with any foreign country. These allowances are established according to country risk classifications as set for Chapter 7-13 of the Updated Compilation of Rules issued by the SBIF. The balances of allowances as of December 31, 2013 and 2012 are Ch$470 million and Ch$88 million, respectively.

ii)	According to SBIF's regulations (Compendium of Accounting Standards), the Bank has established allowances related to unused balances of credit lines with free disposal and contingent loans. The balances of allowances as of December 31, 2013 and 2012 are Ch$18,767 million and Ch$17,850 million, respectively.

e)	Allowances established on customers and interbank loans

The following chart shows the balance of allowances established, associated with credits granted to customers and banks:

	As of December 31
	2013	2012

Customers loans	299,587	330,865
Interbank loans	127	299
Total	299,714	331,164

Consolidated Financial Statements December 2013 / Banco Santander Chile 71

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2013 AND 2012

NOTE 10

LOANS AND ACCOUNTS RECEIVABLES FROM CUSTOMERS, continued

f)	Portfolio by its Impaired and non-impaired status.

	As of December 31, 2013
	Non-impaired				Impaired				Portfolio total
	Commercial	Mortgage	Consumer	Total non impaired	Commercial	Mortgage	Consumer	Total impaired	Commercial	Mortgage	Consumer	Total portfolio
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Current portfolio	10,665,404	5,017,319	3,071,977	18,754,700	335,382	102,214	151,804	589,400	11,000,786	5,119,533	3,223,781	19,344,100
Overdue for 1-29 days	142,613	103,335	122,088	368,036	34,715	23,111	57,693	115,519	177,328	126,446	179,781	483,555
Overdue for 30-89 days	89,347	181,757	63,771	334,875	74,863	51,143	54,202	180,208	164,210	232,900	117,973	515,083
Overdue for 90 days or more	-	-	-	-	359,928	146,933	85,713	592,574	359,928	146,933	85,713	592,574

Total portfolio before allowances	10,897,364	5,302,411	3,257,836	19,457,611	804,888	323,401	349,412	1,477,701	11,702,252	5,625,812	3,607,248	20,935,312

Overdue loans (less than 90 days) presented as portfolio percentage	2.13%	5.38%	5.70%	3,61%	13.61%	22.96%	32.02%	20.01%	2.92%	6.39%	8.25%	4,77%

Overdue loans (90 days or more) presented as portfolio percentage.	-	-	-	-	44.72%	45.43%	24.53%	40.10%	3.08%	2,61%	2.38%	2,83%

Consolidated Financial Statements December 2013 / Banco Santander Chile 72

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2013 AND 2012

NOTE 10

LOANS AND ACCOUNTS RECEIVABLES FROM CUSTOMERS, continued

g)	Portfolio by its Impaired and non-impaired status, continued.

	As of December 31, 2012
	Non-impaired				Impaired				Portfolio total
	Commercial	Mortgage	Consumer	Total non impaired	Commercial	Mortgage	Consumer	Total impaired	Commercial	Mortgage	Consumer	Total portfolio
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Current portfolio	9,500,231	4,725,955	2,511,869	16,738,055	273,481	43,502	160,480	477,463	9,773,712	4,769,457	2,672,349	17,215,518
Overdue for 1-29 days	195,667	202,142	132,475	530,284	63,868	18,391	60,055	142,314	259,535	220,533	192,530	672,598
Overdue for 30-89 days	77,001	114,454	78,148	269,603	75,659	34,240	68,316	178,215	152,660	148,694	146,464	447,818
Overdue for 90 days or more	-	-	-	-	303,114	132,897	104,134	540,145	303,114	132,897	104,134	540,145

Total portfolio before allowances	9,772,899	5,042,551	2,722,492	17,537,942	716,122	229,030	392,985	1,338,137	10,489,021	5,271,581	3,115,477	18,876,079

Overdue loans (less than 90 days) presented as portfolio percentage	2.79%	6.28%	7.74%	4.56%	19.48%	22.98%	32.67%	23.95%	3.93%	7.00%	10.88%	5.94%

Overdue loans (90 days or more) presented as portfolio percentage	-	-	-	-	42.33%	58.03%	26.50%	40.37%	2.89%	2.52%	3.34%	2.86%

Consolidated Financial Statements December 2013 / Banco Santander Chile 73

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2013 AND 2012

NOTE 11

LOAN PURCHASES AND SALES

a)	Sale of portfolios

In 2013 and 2012 the following loan trading operations were conducted:

	For the year ended December 31, 2013
	Book value	Selling price	Income from financial operations	Provisions on Credit risk	Net income total
	MCh$	MCh$	MCh$	MCh$	MCh$

Sale of Charged-off loans (1)	-	70	70	-	70
Sale of Charged-off loans (1)	-	1,548	1,548	-	1,548
Sale of Current loans (2)	109	23	(86)	38	(48)
Sale of Current loans (2)	4,827	6,590	1,763	-	1,763
Charged-off portfolio (*)	-	-	(118)	-	(118)
Total	4,936	8,231	3,177	38	3,215

(*) Difference in selling price of charged-off portfolios from previous years is Ch$118 million loss.

	For the year ended December 31, 2012
	Book value	Selling price	Income from financial operations	Reserve fund	Net income Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Sale of Charged-off loans (1)	-	2,608	2,608	(518)	2,090
Sale of Current loans (2)	17,808	18,587	779	-	779
Sale of Current loans (2)	5,689	7,655	1,966	-	1,966
Total	23,497	28,850	5,353	(518)	4,835

(1)	Sale of charged-off loans

In 2013, Banco Santander Chile signed an agreement to sell charged-off consumer loans to Matic Kart S.A (March) and to Vantrust (September). Details are as follows:

	Portfolio nominal value	Selling price
Date	MCh$	MCh$

03-01-2013 (a)	2,035	70
09-27-2013 (b)	72,915	1,548
Total	74,950	1,618

a)	Sale of allowance portfolio previously charged-off. The total sale of the portfolio was Ch$81 million. However, there was a refund for Ch$11 million in June, 2013 generating a net profit of Ch$70 million which was recorded as gains from sales of charged-off portfolio.

b)	Sale of allowance portfolio previously charged-off. The total sale of the portfolio was Ch$1,839 million. However, there was a refund for Ch$291 million generating a net profit of Ch$$1,548 million which was recorded as gains from sales of charged-off portfolio.

Consolidated Financial Statements December 2013 / Banco Santander Chile 74

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2013 AND 2012

NOTE 11

LOAN PURCHASES AND SALES, continued:

In 2012, Banco Santander Chile signed an agreement to sell loans previously charged-off to Fondo de Inversiones Cantábrico. These were the sales:

	Portfolio nominal value	Selling price
Date	MCh$	MCh$

01-24-2012	13,130	853
02-21-2012	13,357	868
03-20-2012	13,638	887
Total	40,125	2,608

The income from these transactions was Ch$ 2,090 million. This amount was recorded as income from sale of loans previously charged-off within "Income from financial operations”. See Note 30.

(2)	Sale of current loans

In 2013, Banco Santander Chile signed an agreement to sell current consumer loans to Matic Kart S.A and to the Chilean Government. Details of these transactions are as follows:

	Portfolio nominal value	Selling price
Date	MCh$	MCh$

03-01-2013 (a)	109	23
12-27-2013 (b)	4,827	6,590
Total	4,936	6,613

a)	Sale of current portfolio totaled Ch$ 109 million, the effect on income was approximately Ch$ 23 million.

b)	Sale of current portfolio for Ch$4,827 million. The portfolio was sold for Ch$6,590 million, generating a profit for Ch$1,763 million.

In 2012, Banco Santander Chile signed an agreement to sell current mortgage loans to Metlife Chile Seguros de Vida S.A. Details of these transactions are as follows:

	Portfolio nominal value	Selling price
Date	MCh$	MCh$

01-19-2012 (a)	9,032	9,349
02-02-2012 (a)	7,849	8,250
08-13-2012 (a)	927	988
12-27-2012 (b)	5,689	7,655
Total	23,497	26,242

(a)	The income from mortgage loan portfolio sale was Ch$779 million, which was recorded within Income from Financial Operations. See Note 30.
(b)	The income from mortgage loan portfolio sale was Ch$1,966 million, which was recorded within Income from Financial Operations. See Note 30.

Consolidated Financial Statements December 2013 / Banco Santander Chile 75

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2013 AND 2012

NOTE 11

LOAN PURCHASES AND SALES, continued:

b)	Loan purchase

i.	In 2012, there were no purchases of loans.
ii.	In September 2013, the following loan purchase transactions were performed:

On September 12, 2013, the Bank purchased a loan portfolio from Corpbanca for Ch$24,317 million. Loans purchased correspond to loans granted to Sociedad Nacional de Oleoductos S.A for Ch$10,741 million; and to Colbún for Ch$13,576 million. Total loans purchase amount Ch$24,238 million.

Additionally, on December 27, 2013, loans granted by Corpbanca to Falabella were purchased for Ch$18,350 million.

Consolidated Financial Statements December 2013 / Banco Santander Chile 76

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2013 AND 2012

NOTE 12

AVAILABLE FOR SALE INVESTMENTS

As of December 31, 2013 and 2012, the detail of the instruments deemed as available for sale investments is as follows:

	As of December 31
	2013	2012
	MCh$	MCh$

Chilean Central Bank and Government securities
Chilean Central Bank Bonds	364,821	712,278
Chilean Central Bank Notes	1,078	8,270
Other Chilean Central Bank and Government securities	146,295	296,010
Subtotal	512,194	1,016,558
Other Chilean securities
Time deposits in Chilean financial institutions	1,011,354	756,136
Mortgage finance bonds of Chilean financial institutions	33,856	37,319
Chilean financial institution bonds	-	-
Chilean corporate bonds	-	-
Other Chilean securities	-	321
Subtotal	1,045,210	793,776
Foreign financial securities
Foreign Central Banks and Government securities	143,589	-
Other foreign financial securities	-	15,824
Subtotal	143,589	15,824

Total	1,700,993	1,826,158

As of December 31, 2012 and 2013, the line item Chilean Central Bank and Government securities item includes securities sold with repurchase agreements to clients and financial institutions for Ch$ 90,818 million and Ch$ 156,340 million, respectively.

As of December 31, 2013 and 2012, the line item Other National Institutions Securities includes securities sold to customers and financial institutions under repurchase agreements totaling Ch$ 118,195 million and Ch$ 148,277 million, respectively.

As of December 31, 2013 available for sale investments included a net unrealized profit of Ch$ 840 million, recorded as a “Valuation adjustment” in Equity, distributed between a profit of Ch$ 802 million attributable to Bank shareholders and a profit of Ch$ 38 million attributable to non-controlling interest.

As of December 31, 2012 available for sale investments included a net unrealized loss of Ch$ 10,017 million, recorded as a “Valuation adjustment” in Equity, distributed between a loss of Ch$ 10,041 million attributable to Bank shareholders and a profit of Ch$ 24 million attributable to non-controlling interest.

Consolidated Financial Statements December 2013 / Banco Santander Chile 77

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2013 AND 2012

NOTE 12
AVAILABLE FOR SALE INVESTMENTS, continued

Gross profits and losses realized on the sale of available for sale instruments as of December 31, 2013 and 2012, are as follows:

	As of December 31
	2013	2012
	MCh$	MCh$

Sale of available for sale investments generating realized profits	3,826,358	4,886,706
Realized profits	9,326	2,574
Sale of available for sale investments generating realized losses	388,401	665,779
Realized losses	1,098	503

The Bank evaluated those instruments with unrealized losses as of December 31, 2013 and 2012 and concluded they were only temporary impairments. This review consisted of evaluating the economic reasons for any declines, the credit ratings of the securities’ issuers, and the Bank’s intention and ability to hold the securities until the unrealized loss is recovered. Based on this analysis, the Bank believes that there were no other than temporary impairments in its investment portfolio, since most of the decline in fair value of these securities was caused by market conditions which the Bank considers to be temporary. All of the instruments that have unrealized losses as of December 31, 2013 and 2012, were in a continuous unrealized loss position for less than one year.

Consolidated Financial Statements December 2013 / Banco Santander Chile 78

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2013 AND 2012

NOTE 12

AVAILABLE FOR SALE INVESTMENTS, continued

The following charts show the available for sale investments unrealized profit and loss, as of December 31, 2013 and 2012.

As of December 31, 2013:

	Under 12 months				Over 12 months				Total
	Amortized cost	Fair value	Unrealized profit	Unrealized loss	Amortized cost	Fair value	Unrealized profit	Unrealized loss	Amortized cost	Fair value	Unrealized profit	Unrealized loss
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Chilean Central Bank and Government securities
Chilean Central Bank Bonds	363,708	364,821	1,708	(595)	-	-	-	-	363,708	364,821	1,708	(595)
Chilean Central Bank Notes	1,088	1,078	-	(10)	-	-	-	-	1,088	1,078	-	(10)
Other Chilean Central Bank and Government securities	145,870	146,295	596	(171)	-	-	-	-	145,870	146,295	596	(171)
Subtotal	510,666	512,194	2,304	(776)					510,666	512,194	2,304	(776)

Other Chilean securities					-	-	-	-
Time deposits in Chilean financial institutions	1,009,661	1,011,354	1,811	(118)	-	-	-	-	1,009,661	1,011,354	1,811	(118)
Mortgage finance bonds of Chilean financial institutions	34,154	33,856	108	(406)	-	-	-	-	34,154	33,856	108	(406)
Chilean financial institution bonds	-	-	-	-	-	-	-	-	-	-	-	-
Chilean corporate bonds	-	-	-	-	-	-	-	-	-	-	-	-
Other Chilean securities	-	-	-	-	-	-	-	-	-	-	-	-
Subtotals	1,043,815	1,045,210	1,919	(524)					1,043,815	1,045,210	1,919	(524)

Foreign financial securities					-	-	-	-
Foreign Central Banks and Government securities	145,672	143,589	-	(2,083)	-	-	-	-	145,672	143,589	-	(2,083)
Other foreign financial securities					-	-	-	-
Subtotal	145,672	143,589	-	(2,083)					145,672	143,589	-	(2,083)
					-	-	-	-
Total	1,700,153	1,700,993	4,223	(3,383)	-	-	-	-	1,700,153	1,700,993	4,223	(3,383)

Consolidated Financial Statements December 2013 / Banco Santander Chile 79

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2013 AND 2012

NOTE 12

AVAILABLE FOR SALE INVESTMENTS, continued

As of December 31, 2012:

	Under 12 months				Over 12 months				Total
	Amortized cost	Fair value	Unrealized profit	Unrealized loss	Amortized cost	Fair value	Unrealized profit	Unrealized loss	Amortized cost	Fair value	Unrealized profit	Unrealized loss
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Chilean Central Bank and Government securities
Chilean Central Bank Bonds	720,198	712,278	362	(8,282)	-	-	-	-	720,198	712,278	362	(8,282)
Chilean Central Bank Notes	8,408	8,270	-	(138)	-	-	-	-	8,408	8,270	-	(138)
Other Chilean Central Bank and Government instruments	297,863	296,010	521	(2,374)	-	-	-	-	297,863	296,010	521	(2,374)
Subtotals	1,026,469	1,016,558	883	(10,794)	-	-	-	-	1,026,469	1,016,558	883	(10,794)

Other Chilean securities
Time deposits in Chilean financial institutions	755,903	756,136	498	(265)	-	-	-	-	755,903	756,136	498	(265)
Mortgage finance bonds of Chilean financial institutions	37,925	37,319	71	(677)	-	-	-	-	37,925	37,319	71	(677)
Chilean financial institution bonds	-	-	-	-	-	-	-	-	-	-	-	-
Chilean corporate bonds	-	-	-	-	-	-	-	-	-	-	-	-
Other Chilean securities	320	321	1	-	-	-	-	-	320	321	1	-
Subtotals	794,148	793,776	570	(942)	-	-	-	-	794,148	793,776	570	(942)

Foreign financial securities
Foreign Central Banks and Government securities	-	-	-	-	-	-	-	-	-	-	-	-
Other foreign financial securities	15,558	15,824	266	-	-	-	-	-	15,558	15,824	266	-
Subtotals	15,558	15,824	266	-	-	-	-	-	15,558	15,824	266	-

Total	1,836,175	1,826,158	1,719	(11,736)	-	-	-	-	1,836,175	1,826,158	1,719	(11,736)

Consolidated Financial Statements December 2013 / Banco Santander Chile 80

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2013 AND 2012

NOTE 13

INVESTMENTS IN ASSOCIATES AND OTHER COMPANIES

a)	The Consolidated Statements of Financial Position reflect investments in other companies amounting to Ch$ 9,681 million as of December 31, 2013, and Ch$ 7,614 million, as of December 31, 2012, as shown in the following table:

			Investment
	Ownership interest As of December 31		Investment value As of December 31,		Profit and loss As of December 31,
	2013	2012	2013	2012	2013	2012
	%	%	MCh$	MCh$	MCh$	MCh$
Company
Redbanc S.A. (1)	33.43	33.43	1,513	1,374	139	(199)
Transbank S.A. (2)	25.00	25.00	1,309	1,607	9	306
Centro de Compensación Automatizado	33.33	33.33	673	548	125	116
Sociedad Interbancaria de Depósito de Valores S.A.	29.28	29.28	585	501	112	86
Cámara de Compensación de Alto Valor S.A. (4)	14.14	14.14	673	678	63	114
Administrador Financiero del Transantiago S.A. (3)	20.00	20.00	1,947	1,215	732	(527)
Sociedad Nexus S.A.	12.90	12.90	972	1,106	145	278
Servicios de Infraestructura de Mercado OTC S.A. (5)	11.11	-	1,424	-	(16)	-
Subtotal			9,096	7,029	1,309	174
Shares or rights in other companies
Bladex			136	136	16	13
Stock Exchanges			417	417	97	80
Others			32	32	-	-
Subtotal			9,681	7,614	1,422	267
Selling of Santander Asset Management S.A. Administradora General de Fondos (6)			-	-	78,122	-

Total			9,681	7,614	79,544	267

(1)	Losses arising from these investments were mainly due to the charge-off of Accounts receivable from Banco Estado which had to make a payment for brand usage under arbitration procedures. On May 31, 2012, the arbitrating judge decided that the payment did not comply with the contract between Redbank and Banco Estado, and Redbanc charged-off that payment, with an effect on income of Ch$ 1,176 million.

(2)	In July 2012, Banco Santander Chile sold 3,628,154 shares from the Sociedad de apoyo Transbank S.A, decreasing its share from 32.71% to 25%. The transaction amount was Ch$1,000 million and the book value of such investment was Ch$401 million, generating a profit of Ch$599 million recorded as other income. See Note 36.

(3)	Losses arising from this investment were mainly due to the end of the renegotiation process with the Ministry of Transport and Telecommunications of our current service contract. The Bank signed a complementary contract of “Mutual Termination of Contract” for “Providing of complementary financial administration services of the Santiago Public Transportation System resources”. As a result, Administrador Financiero del Transantiago S.A. had to adjust its income, charging Ch$ 7,177 million against 2012 income.

(4)	In August 2012, Banco Santander Chile bought 144 shares from Sociedad Operadora de la Cámara de Compensación de pagos de Alto Valor S.A through Banco Scotiabank Chile, increasing its ownership from 12.65% to 14.14%. The purchase of such shares was for Ch$61 million.

(5)	In July 2013, Banco Santander Chile bought 1,111 shares from Servicios de Infraestructura de Mercado OTC for Ch$1,440 million.

(6)	In December 2013, the subsidiary Santander Asset Management S.A General de Fondos was sold for Ch$90,281 million. This generated profit of Ch$78,122 million which was included within income from investments in associates and other companies.

b)	Investments in associates and other companies do not have market prices.

Consolidated Financial Statements December 2013 / Banco Santander Chile 81

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2013 AND 2012

NOTE 13

INVESTMENTS IN ASSOCIATES AND OTHER COMPANIES, continued

c)	Summary of financial information of associates as of and for the years ended December 31, 2013 and 2012:

	As of December 31,
	2013				2012
	Assets	Liabilities	Equity	Net income	Assets	Liabilities	Equity	Net income
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Centro de Compensación Automatizado	2,994	1,012	1,606	376	2,014	405	1,263	346
Redbanc S.A.	18,023	13,622	3,984	417	15,973	11,863	4,706	(596)
Transbank S.A.	483,004	477,772	5,196	36	316,881	310,576	5,076	1,224
Sociedad Interbancaria de Depósito de Valores S.A.	2,113	20	1,711	382	1,714	4	1,415	295
Sociedad Nexus S.A.	13,309	6,112	6,075	1,122	14,439	8,027	4,256	2,156
Servicios de Infraestructura de Mercado OTC S.A.	14,608	3,188	11,560	(140)	-	-	-	-
Administrador Financiero del Transantiago S.A.	63,981	54,244	6,076	3,661	81,017	74,940	8,714	(2,637)
Cámara de Compensación de Alto Valor S.A.	5,435	906	4,085	444	5,109	772	3,631	706
Total	603,467	556,876	40,293	6,298	437,147	406,587	29,061	1,494

d)	Restrictions over the ability of associated companies to transfer funds to investors.

There are no significant restrictions regarding the capacity of associates to transfer funds, whether in cash dividends, refund of loans, or advance payments to the Bank.

e)	Activity with respect to investments in other companies during 2013 and 2012 is as follows:

	As of December 31
	2013	2012
	MCh$	MCh$

Initial book value	7,614	8,728
Acquisition of investments (1)	1,440	61
Sale of investments (2) (4)	-	(401)
Participation in income	1,422	267
Dividends received (3)	(663)	(690)
Other equity adjustments	(132)	(351)

Total	9,681	7,614

(1)	See letter a), reference (4) and (5)
(2)	See letter a), reference (2)
(3)	As of December 31, 2013 y 2012, dividends from investments accounted for the cost method were Ch$112 million and Ch$206 million, respectively, are not included.
(4)	The sale of Santander Asset Management S.A. Administradora General de Fondos is not included due to this was a subsidiary.

Consolidated Financial Statements December 2013 / Banco Santander Chile 82

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2013 AND 2012

NOTE 14

INTANGIBLE ASSETS

a)	As of December 31, 2013 and 2012, the composition of the item is as follows:

				As of December 31, 2013
	Years of useful life	Average remaining useful life	Net opening balance January 1, 2013	Gross balance	Accumulated amortization	Net balance
			MCh$	MCh$	MCh$	MCh$

Licenses	3	2	2,621	9,955	(7,758)	2,197
Software development	3	2	84,726	242,023	(177,517)	64,506

Total			87,347	251,978	(185,275)	66,703

				As of December 31, 2012
	Years of useful life	Average remaining useful life	Net opening balance January 1, 2012	Gross balance	Accumulated amortization	Net balance
			MCh$	MCh$	MCh$	MCh$

Licenses	3	2	2,496	9,329	(6,708)	2,621
Software development	3	2	78,243	224,671	(139,945)	84,726

Total			80,739	234,000	(146,653)	87,347

b)	The activity in intangible assets during December 31, 2013 and 2012 is as follows:

b.1) Gross balance

	Licenses	Software development	Total
Gross balances	MCh$	MCh$	MCh$

Balances as of January 1, 2013	9,329	224,671	234,000
Acquisitions	626	17,774	18,400
Disposals	-	-	-
Other	-	(422)	(422)
Balances as of December 31, 2013	9,955	242,023	251,978

Balances as of January 1, 2012	8,085	184,133	192,218
Acquisitions	1,244	41,018	42,262
Disposals	-	(480)	(480)
Other	-	-	-
Balances as of December 31, 2012	9,329	224,671	234,000

Consolidated Financial Statements December 2013 / Banco Santander Chile 83

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2013 AND 2012

NOTE 14

INTANGIBLE ASSETS, continued

b.2) Accumulated amortization

	Licenses	Software development	Total
Accumulated amortization	MCh$	MCh$	MCh$

Balances as of January 1, 2013	(6,708)	(139,945)	(146,653)
Period year’s amortization	(1,050)	(37,572)	(38,622)
Other changes	-	-	-
Balances as of December 31, 2013	(7,758)	(177,517)	(185,275)

Balances as of January 1, 2012	(5,589)	(105,890)	(111,479)
Year’s amortization	(1,119)	(34,055)	(35,174)
Other changes	-	-	-
Balances as of December 31, 2012	(6,708)	(139,945)	(146,653)

c)	The Bank has no restriction on intangible assets as of December 31, 2013 and 2012. Additionally, the intangibles assets have not been pledged as guarantee for fulfillment of financial liabilities. Also, the Bank has no debt related to Property, plant, and equipment as of those dates.

Consolidated Financial Statements December 2013 / Banco Santander Chile 84

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2013 AND 2012

NOTE 15

PROPERTY, PLANT, AND EQUIPMENT

a)	As of December 31, 2013 and 2012, the composition of property, plant, and equipment is as follows:

		As of December 31, 2013
	Net opening balance January 1, 2012	Gross balance	Accumulated depreciation	Net balance
	MCh$	MCh$	MCh$	MCh$

Land and buildings	119,853	184,711	(56,592)	128,119
Equipment	28,625	85,857	(47,016)	38,841
Ceded under operating leases	4,507	4,888	(559)	4,329
Other	9,229	32,207	(23,281)	8,926
Total	162,214	307,663	(127,448)	180,215

		As of December 31, 2012
	Net opening balance January 1, 2012	Gross balance	Accumulated depreciation	Net balance
	MCh$	MCh$	MCh$	MCh$

Land and buildings	118,493	167,241	(47,388)	119,853
Equipment	22,570	66,170	(37,545)	28,625
Ceded under operating leases	4,071	4,996	(489)	4,507
Other	7,925	28,957	(19,728)	9,229
Total	153,059	267,364	(105,150)	162,214

b)	The activity in property, plant, and equipment during 2013 and 2012 is as follows:

b.1)	Gross balance

	Land and buildings	Equipment	Ceded under an operating leases	Other	Total
2013	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2013	167,241	66,170	4,996	28,957	267,364
Additions	17,470	20,171	-	3,148	40,789
Disposals	-	(240)	(108)	-	(348)
Impairment due to damage (i)	-	(244)	-	-	(244)
Other	-	-	-	102	102
Balances as of December 31, 2013	184,711	85,857	4,888	32,207	307,663

i)	Banco Santander Chile recognized on its financial statements as of December 31, 2013 Ch$ 244 million impairment from damages to ATMs. Compensation received from insurance totaled Ch$ 725 million, which is presented within Other operating income and expenses (Note 36).

Consolidated Financial Statements December 2013 / Banco Santander Chile 85

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2013 AND 2012

NOTE 15

PROPERTY, PLANT, AND EQUIPMENT, continued

	Land and buildings	Equipment	Ceded under an operating leases	Other	Total
2012	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2012	156,950	51,781	4,477	24,081	237,289
Additions	16,658	14,570	519	4,991	36,738
Disposals (i)	(6,367)	(91)	-	(115)	(6,573)
Impairment due to damage (ii)	-	(90)	-	-	(90)
Transfers	-	-	-	-	-
Other	-	-	-	-	-
Balances as of December 31, 2012	167,241	66,170	4,996	28,957	267,364

i)	As disclosed in Note 36 - Other operating income and expenses, Banco Santander Chile sold 17 offices, which at the time of the sale had a net book value of approximately Ch$ 6,367 million.

ii)	Banco Santander Chile recognized on its financial statements as of December 31, 2012 Ch$ 90 million impairment from damages to ATMs. Compensation received from insurance totaled Ch$ 262 million, which is presented within “Other operating income and expenses” (Note 36).

b.2) Accumulated depreciation

	Land and buildings	Equipment	Ceded under an operating leases	Other	Total
2013	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2013	(47,388)	(37,545)	(489)	(19,728)	(105,150)
Depreciation charges in the period	(9,207)	(9,554)	(89)	(3,602)	(22,452)
Sales and disposals in the period	3	83	19	49	154
Transfers	-	-	-	-	-
Other	-	-	-	-	-
Balances as of December 31, 2013	(56,592)	(47,016)	(559)	(23,281)	(127,448)

	Land and buildings	Equipment	Ceded under an operating leases	Other	Total
2012	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2012	(38,485)	(29,211)	(378)	(16,156)	(84,230)
Depreciation charges in the period	(9,125)	(8,351)	(111)	(3,608)	(21,195)
Sales and disposals in the period	222	17	-	36	275
Transfers	-	-	-	-	-
Other	-	-	-	-	-
Balances as of December 31, 2012	(47,388)	(37,545)	(489)	(19,728)	(105,150)

Consolidated Financial Statements December 2013 / Banco Santander Chile 86

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2013 AND 2012

NOTE 15

PROPERTY, PLANT, AND EQUIPMENT, continued

c)	Operational leases – Lessor

As of December 31, 2013 and 2012, the future minimum lease cash inflows under non-cancellable operating leases are as follows:

	As of December 31
	2013	2012
	MCh$	MCh$

Due within 1 year	637	1.163
Due after 1 year but within 2 years	508	626
Due after 2 years but within 3 years	300	502
Due after 3 years but within 4 years	263	294
Due after 4 years but within 5 years	263	258
Due after 5 years	2,148	2,148

Total	4,119	4,991

d)	Operational leases – Lessee

Certain Bank’s premises and equipment are leased under various operating leases. Future minimum rental payments under non-cancellable leases are as follows:

	As of December 31
	2013	2012
	MCh$	MCh$

Due within 1 year	18,941	16,266
Due after 1 year but within 2 years	16,948	14,845
Due after 2 year but within 3 years	15,161	12,960
Due after 3 years but within 4 years	14,083	11,443
Due after 4 years but within 5 years	12,902	10,465
Due after 5 years	61,730	63,035

Total	139,765	129,014

e)	As of December 31, 2013 and 2012, the Bank has no financial leases which cannot be unilaterally rescinded.

f)	The Bank has no restriction on intangible assets as of December 31, 2013 and 2012. Additionally, the property, plant, and equipment have not been surrendered as guarantees for the compliance of financial liabilities. Also, the Bank has no debt regarding Property, plant, and equipment as of those dates.

Consolidated Financial Statements December 2013 / Banco Santander Chile 87

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2013 AND 2012

NOTE 16

CURRENT AND DEFERRED TAXES

a) Current taxes

As of December 31, 2013 and 2012, the bank recognizes an income tax provision, which is determined based on the currently applicable tax legislation. This provision is recorded net of recoverable taxes, as shown as follows:

	As of December 31,
	2013	2012
	MCh$	MCh$

Summary of current tax liabilities (assets)
Current tax (assets)	(1,643)	(10,227)
Current tax liabilities	50,242	525

Total tax payable (recoverable)	48,599	(9,702)

(Assets) liabilities current taxes detail (net)
Income tax, tax rate 20%	117,095	83,381
Minus:
Provisional monthly payments (PPM)	(61,730)	(84,940)
Credit for training expenses	(1,656)	(1,505)
Land taxes leasing	(2,987)	(2,939)
Grant credits	(1,892)	(2,534)
Other	(231)	(1,165)

Total tax payable (recoverable)	48,599	(9,702)

b) Effect on income

The effect of tax expense on income for the years ended December 31, 2013 and 2012 is comprised of the following items:

	As of December 31
	2013 MCh$	2012 MCh$

Income tax expense
Current tax	117,095	83,381

Credits (debits) for deferred taxes
Origination and reversal of temporary differences	(27,721)	(32,653)
Subtotals	89,374	50,728
Tax for rejected expenses (Article No.21)	392	936
Other	4,701	(490)
Net charges for income tax expense	94,467	51,174

Consolidated Financial Statements December 2013 / Banco Santander Chile 88

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2013 AND 2012

NOTE 16

CURRENT AND DEFERRED TAXES, continued:

c)	Effective tax rate reconciliation

The reconciliation between the income tax rate and the effective rate applied in determining tax expenses as of December 31, 2013 and 2012, is as follows:

	As of December 31
	2013		2012
	Tax rate	Amount	Tax rate	Amount
	%	MCh$	%	MCh$

Tax calculated over profit before tax	20.00	107,706	20,00	88,816
Permanent differences	(2.04)	(10,989)	(2.74)	(12,161)
Single penalty tax (rejected expenses)	0.07	392	0.21	936
Rate change effect (*)	-	-	(3.66)	(16,221)
Real estate taxes	(0.55)	(2,987)	(1.87)	(8,324)
Other	0.06	345	(0.42)	(1,872)
Effective rates and expenses for income tax	17,54	94,467	11.52	51,174

(*)Law No. 20,455 from 2010 increased the first class tax rate to be applied to companies on the taxable income during 2011 and 2012, to 20% and 18.5% respectively. Nonetheless, law No. 20,630 published in the Official Newspaper on September 27, 2012 increased the First Class Rate from 18.5% to 20%, permanently, for transactions accounted from January 1, 2012 onwards. This created income for MCh$ 16,221, corresponding to the fluctuation of the deferred tax expense/benefit.

d) Effect of deferred taxes on comprehensive income

Below is a summary of the separate effect of deferred tax on Equity, showing the asset and liability balances, for the years ended December 31, 2013 and 2012:

	As of December 31
	2013	2012
	MCh$	MCh$

Deferred tax assets
Available for sale investments	31	2,004
Cash flow hedges	1,651	389
Total deferred tax assets affecting other with effect in other comprehensive incomes	1,682	2,393

Deferred tax liabilities
Available for sale investments	(199)	(1)
Cash flow hedges	-	(1,452)
Total deferred tax liabilities affecting other with effect in other comprehensive incomes	(199)	(1,453)

Net deferred tax balances in equity	1,483	940

Deferred taxes in equity attributable to Bank shareholders	1,491	945
Deferred tax in equity attributable to non-controlling interests	(8)	(5)

Consolidated Financial Statements December 2013 / Banco Santander Chile 89

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2013 AND 2012

NOTE 16

CURRENT AND DEFERRED TAXES, continued

e)	Effect of deferred taxes on income

As of 2013 and 2012, the Bank has recorded deferred tax effects in its financial statements.

Below are the effects of deferred taxes on assets, liabilities and income as of December 31, 2013 and 2012:

	As of December 31
	2013 MCh$	2012 MCh$
Deferred tax assets
Interests and adjustments	7,203	7,854
Non-recurring charge-offs	9,787	12,046
Assets received in lieu of payment	1,149	1,265
Property, plant and equipment	3,579	3,654
Allowance for loan losses	92,088	96,071
Provision for expenses	19,130	17,903
Derivatives	19	54
Leased assets	52,447	39,168
Subsidiaries tax losses	5,716	5,232
Other	37,415	767
Total deferred tax assets	228,533	184,014

Deferred tax liabilities
Valuation of investments	(11,593)	(6,555)
Depreciation	(315)	(261)
Other	(12,981)	(1,275)
Total deferred tax liabilities	(24,889)	(8,091)

f)	Summary of deferred tax assets and liabilities

Below is a summary of the deferred taxes impact on equity and income.

	As of December 31
	2013	2012
	MCh$	MCh$

Deferred tax assets
Recognized through other comprehensive income	1,682	2,393
Recognized through profit or loss	228,533	184,014
Total deferred tax assets	230,215	186,407

Deferred tax liabilities
Recognized through other comprehensive income	(199)	(1,453)
Recognized through profit or loss	(24,889)	(8,091)
Total deferred tax liabilities	(25,088)	(9,544)

Consolidated Financial Statements December 2013 / Banco Santander Chile 90

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2013 AND 2012

NOTE 16

CURRENT AND DEFERRED TAXES, continued:

g)	Supplementary information related to the Circular issued by the local tax authority and SBIF:

g.1) Loans and accounts receivables from customers

	As of December 31, 2013				As of December 31, 2012
		Tax value assets				Tax value assets
			Non-performing loans				Non-performing loans
	Financial		With	Without	Financial		With	Without
	value assets	Total	Guarantees	Guarantees	value assets	Total	Guarantees	Guarantees
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Interbank loans	125,449	125,449	-	-	90,573	90,527	-	-
Commercial loans	11,702,252	10,063,170	123,387	134,807	10,489,021	8,914,074	108,784	117,987
Consumer loans	3,607,248	3,651,539	321	14,995	3,115,477	3,171,438	519	15,420
Mortgage loans	5,625,812	5,636,214	77,861	1,154	5,271,581	5,281,568	64,616	12,312
Total	21,060,761	19,476,372	201,569	150,956	18,966,652	17,457,607	173,919	145,719

g.2) Provisions for substandard loans without bonds

	Balance as of 01.01.2013	Allowance charge-offs	Provisions established	Provisions release	Balance as of 12.31.2013
	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	117,987	(63,380)	212,042	(131,842)	134,807
Consumer loans	15,420	(191,994)	229,482	(37,913)	14,995
Mortgage loans	12,312	(5,715)	29,859	(35,302)	1,154
Total	145,719	(261,089)	471,383	(205,057)	150,956

	Balance as of 01.01.2012	Allowance charge-offs	Provisions established	Provisions release	Balance as of 12.31.2012
	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	93,672	(981)	134,081	(108,785)	117,987
Consumer loans	13,068	(4,738)	77,114	(70,024)	15,420
Mortgage loans	3,777	(481)	37,780	(28,764)	12,312
Total	110,517	(6,200)	248,975	(207,573)	145,719

Consolidated Financial Statements December 2013 / Banco Santander Chile 91

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2013 AND 2012

NOTE 16

CURRENT AND DEFERRED TAXES, continued:

g.3) Direct charge offs and recoveries

	As of December 31,
	2013	2012
	MCh$	MCh$
Direct charges offs Art. 31 No.4 Paragraphs II	31,551	6,454
Cancellations that created release of provisions		-
Retrieval or renegotiations of charged-off loans	53,952	31,322
Total	85,503	37,776

g.4) Enforcement of art.31 No.4 Paragraphs I and II

	As of December 31,
	2013	2012
	MCh$	MCh$
Charge-offs according to paragraph I	-	-
Cancellations according to paragraph III	32,496	7,698
Total	32,496	7,698

Consolidated Financial Statements December 2013 / Banco Santander Chile 92

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2013 AND 2012

NOTE 17

OTHER ASSETS

Other assets item includes the following:

	As of December 31,
	2013	2012
	MCh$	MCh$

Assets for leasing (*)	41,402	42,891

Assets received or awarded in lieu of payment (**)
Assets received in lieu of payment	14,448	15,058
Assets awarded at judicial sale	6,530	9,974
Provision on assets received in lieu of payment or awarded	(2,914)	(3,091)
Subtotals	18,064	21,941

Other assets
Guarantee deposits	68,330	256,854
Gold investments	373	464
VAT credit	8,705	10,337
Income tax recoverable	42,354	28,274
Prepaid expenses	34,970	50,870
Assets recovered from leasing for sale	5,747	3,335
Pension plan assets	1,283	1,989
Accounts and notes receivable	60,256	82,378
Notes receivable through brokerage and simultaneous transactions	75,145	89,314
Other receivable assets	9,746	29,883
Other assets	33,650	36,687
Subtotals	340,559	590,385

Total	400,025	655,217

(*)	Assets available to be granted under the financial leasing agreements.

(**)	Assets received in lieu of payment correspond to assets received as payment of overdue debts. The total assets held that correspond to this type must not exceed 20% of the Bank’s effective equity. These assets currently represent 0.48% (0.55% as of December 31, 2012) of the Bank’s effective equity.

Assets awarded in judicial sales correspond to those acquired in a judicial sale as payment of debts previously subscribed with the Bank. The assets awarded through a judicial sale are not subject to the aforementioned requirement. These properties are assets available for sale. For most assets, sale is expected to be completed within one year from the date on which the asset was received or acquired. If the asset in question is not sold within the year, it must be written off.

In addition, a provision is recorded for the initial award value plus its additions and its estimated realization value (appraisal) if the first is higher.

Consolidated Financial Statements December 2013 / Banco Santander Chile 93

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2013 AND 2012

NOTE 18

TIME DEPOSITS AND OTHER TIME LIABILITIES

As of December 31, 2013 and 2012, the composition of the line item Time deposits and other liabilities is as follows:

	As of December 31
	2013	2012
	MCh$	MCh$

Deposits and other demand liabilities
Checking accounts	4,403,526	4,006,143
Other deposits and demand accounts	569,395	455,315
Other demand liabilities	647,842	508,561

Total	5,620,763	4,970,019

Time deposits and other time liabilities
Time deposits	9,567,855	9,008,902
Time savings account	104,143	101,702
Other time liabilities	3,274	1,609

Total	9,675,272	9,112,213

Consolidated Financial Statements December 2013 / Banco Santander Chile 94

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2013 AND 2012

NOTE 19

INTERBANK BORROWINGS

At December 31, 2013 and 2012 the line item Interbank borrowings is as follows:

	As of December 31
	2013	2012
	MCh$	MCh$
Loans from financial institutions and the Central Bank of Chile
Other obligations with Central Bank of Chile	220	398
Subtotals	220	398
Loans from domestic financial institutions	500	-
Loans from foreign financial institutions
Standard Chartered Bank - New York	349,433	279,966
Citibank N.A. - New York	181,107	187,036
Wells Fargo Bank N.A. – New York	144,284	-
Mizuho Corporate Bank	131,273	95,290
Landesbank Baden Wuerttemberg	108,566	-
Commerzbank A.G. - Frankfurt	107,843	88,801
Banco Interamericano del Desarrollo	104,929	-
Sumitomo Mitsui Banking Corporation	102,379	67,105
Bank of America	94,388	139,570
Bank of Montreal – Toronto	80,820	112,236
The Toronto Dominion Bank – Toronto	70,803	74,486
Banco Santander – Montevideo	52,442	57,532
Royal Bank of Scotland – London	44,608	40,784
The Bank of New York Mellon	26,224	-
HSBC Bank of New York	26,222	-
National Bank of Abu Dhabi	15,741	-
Deutsche Bank A.G.- New York	13,109	245
Wachovia Bank N.A.- Miami	7,394	204,184
Banco Santander – Hong Kong	5,781	4,283
Commerzbank N.A. – Miami	5,254	14,368
Standard Chartered Bank - Hong Kong	1,059	-
Unicrédito Italiana SPA	993	-
Woori Bank	627	-
Lanschot Bankiers N.V.	446	-
Banco Popolare di Novara	351	308
National Agricultural Cooperative	259	-
Banco de Sabadell S.A.	250	-
Banco de Occidente	248	-
Banco Popular Español S.A.	224	-
Banco Bilbao Vizcaya Argentaria	221	-
HSBC Bank USA	179	-
Bank of Tokio Mitsubishi	174	-
U.S. Bank	174	513
Intesa Sanpaolo SPA - USA	173	-
J.P. Morgan Chase Bank N.A. - New York	164	48,176
United Bank of India	160	-
Banco do Brasil S.A. – London	146	285
National Westminster Bank PLC	136	-
Bank of China	105	1,510
State Bank of India	89	-
Banca Popolare di Vicenza SCPA	76	208
Discount Bank – Montevideo	73	3,835
Banco Bradesco S.A.	60	245
Unicredit Banca d Impresa	47	544
Banca Nazionale del Lavoro S.P.	38	216
BBVA Banco Francés S.A.	26	-
Banca Commerciale Italiana S.P.	23	494
Turkiye Halk Bankasi	23	403
Bancolombia S.A. - Panamá	9	709
UBS A.G.	-	3,786
Banca Antoniana Popolare – Venetto	-	746
Unicrédito Italiano - New York	-	410
Banco Santander – Madrid	500	660
Banco General S.A.	-	349
Banco Español de Crédito	-	281
ING Bank N.V. - Vienna	-	257
Banco Sofisa	-	212
Other	2,004	7,572
Subtotals	1,681,657	1,437,605
Total	1,682,377	1,438,003

Consolidated Financial Statements December 2013 / Banco Santander Chile 95

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2013 AND 2012

NOTE 19

INTERBANK BORROWINGS, continued:

a)	Obligations with Central Bank of Chile

Debts to the Central Bank of Chile include credit lines for the renegotiation of loans and other borrowings. These credit lines were provided by the Central Bank of Chile for the renegotiation of loans due to the need to refinance debt as a result of the economic recession and crisis of the banking system in the early 1980s.

The outstanding amounts owed to the Central Bank of Chile under these credit lines are as follows:

	As of December 31,
	2013	2012
	MCh$	MCh$

Totals Line of credit for renegotiation with Central Bank of Chile	220	398

b)	Loans from domestic financial institutions

These obligations’ maturities are as follows:

	As of December 31
	2013	2012
	MCh$	MCh$

Due within 1 year	500	-
Due within 1 and 2 year	-	-
Due within 2 and 3 year	-	-
Due within 3 and 4 year	-	-
Due after 5 years	-	-

Total loans from domestic financial institutions	500	-

c)	Foreign obligations

	As of December 31
	2013	2012
	MCh$	MCh$

Due within 1 year	1,529,511	1,272,994
Due within 1 and 2 year	152,146	164,611
Due within 2 and 3 year	-	-
Due within 3 and 4 year	-	-
Due after 5 years	-	-

Total loans from foreign financial institutions	1,681,657	1,437,605

Consolidated Financial Statements December 2013 / Banco Santander Chile 96

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2013 AND 2012

NOTE 20

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES

As of December 31, 2013 and 2012, the composition of the related item is as follows:

	As of December 31
	2013	2012
	MCh$	MCh$

Other financial liabilities
Obligations to public sector	68,075	96,185
Other domestic obligations	118,683	93,653
Foreign obligations	3,023	2,773
Subtotals	189,781	192,611
Issued debt instruments
Mortgage finance bonds	101,667	128,086
Senior bonds	4,190,918	3,717,213
Mortgage bond	70,339	-
Subordinated bonds	835,734	725,990
Subtotals	5,198,658	4,571,289

Total	5,338,439	4,763,900

Debts classified as current are either demand obligations or will mature in one year or less. All other debts are classified as non-current. The Bank’s debts, both current and non-current, are summarized below:

	As of December 31, 2013
	Current	Non-current	Total
	MCh$	MCh$	MCh$

Mortgage finance bonds	6,493	95,174	101,667
Senior bonds	1,603,929	2,586,989	4,190,918
Mortgage bond	-	70,339	70,339
Subordinated bonds	138,466	697,268	835,734
Issued debt instruments	1,748,888	3,449,770	5,198,658

Other financial liabilities	101,698	88,083	189,781

Total	1,850,586	3,537,853	5,388,439

Consolidated Financial Statements December 2013 / Banco Santander Chile 97

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2013 AND 2012

NOTE 20

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued:

	As of December 31, 2012
	Current	Non-current	Total
	MCh$	MCh$	MCh$

Mortgage finance bonds	6,863	121,223	128,086
Senior bonds	534,852	3,182,361	3,717,213
Subordinated bonds	16,037	709,953	725,990
Issued debt instruments	557,752	4,013,537	4,571,289

Other financial liabilities	101,335	91,276	192,611

Total	659,087	4,104,813	4,763,900

a)	Mortgage finance bonds

These bonds are used to finance mortgage loans. Their principal amounts are amortized on a quarterly basis. The range of maturities of these bonds is between five and twenty years. Loans are indexed to UF and create a yearly interest rate of 5.21% as of December 31, 2013 (5.95% as of December 31, 2012).

	As of December 31,
	2013	2012
	MCh$	MCh$

Due within 1 year	6,493	6,863
Due after 1 year but within 2 years	9,760	7,595
Due after 2 year but within 3 years	8,768	14,752
Due after 3 year but within 4 years	9,921	11,026
Due after 4 year but within 5 years	12,511	11,923
Due after 5 years	54,214	75,927
Total mortgage bonds	101,667	128,086

b)	Senior bonds

The following table shows senior bonds by currency:

	As of December 31,
	2013	2012
	MCh$	MCh$

Santander bonds in UF	1,964,905	2,025,105
Santander bonds in USD	1,658,789	1,269,454
Santander bonds in CHF	246,284	90,249
Santander bonds in Ch$	277,530	293,933
Santander bonds in CNY	43,410	38,472
Total senior bonds	4,190,918	3,717,213

Consolidated Financial Statements December 2013 / Banco Santander Chile 98

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2013 AND 2012

NOTE 20

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued:

i.	Placement of senior bonds:

In 2013, the Bank placed bonds for UF 13,768,000; CLP 32,500,000,000; CHF 300,000,000; and USD 250,000,000 detailed as follows:

Series	Amount		Term	Issuance rate	Issuance date	Series issued amount		Maturity date
E1 Series	UF	2,742,000	5 years	3.5% per annum simple	02-01-2011	UF	4,000,000	02-01-2016
E2 Series	UF	952,000	7 years	3.0% per annum simple	01-01-2012	UF	4,000,000	07-01-2018
E3 Series	UF	2,244,000	8.5 years	3.5% per annum simple	01-01-2011	UF	4,000,000	07-01-2019
E6 Series	UF	3,720,000	10 years	3.5% per annum simple	04-01-2012	UF	4,000,000	04-01-2022
E9 Series	UF	2,000,000	10 years	3.5% per annum simple	01-01-2013	UF	2,000,000	01-01-2023
FD Series	UF	110,000	5 years	3.0% per annum simple	08-01-2010	UF	110,000	08-01-2015
EC Series	UF	2,000,000	10 years	3.5 % per annum simple	11-28-2013	UF	2,000,000	09-01-2023
Total UF	UF	13,768,000
E4 Series	CLP	7,500,000,000	5 years	6.75 % per annum simple	06-01-2011	CLP	50,000,000,000	06-01-2016
E8 Series	CLP	25,000,000,000	10 years	6.75% per annum simple	11-01-2012	CLP	25,000,000,000	11-01-2022
CLP Total	CLP	32,500,000,000
CHF floating bond	CHF	150,000,000	4 years	Libor (3 months) + 100 bp	03-28-2013	CHF	150,000,000	03-28-2017
CHF Bond	CHF	150,000,000	6 years	1.75% per annum simple	09-26-2013	CHF	150,000,000	09-26-2019
CHF Total	CHF	300,000,000
USD floating bond	USD	250,000,000	5 years	Libor (3 months) + 100 bp	06-07-2013	USD	250,000,000	06-07-2018
USD Total	USD	250,000,000

During 2013, the Bank performed a partial repurchase of bonds for Ch$ 49,245,000,000

Consolidated Financial Statements December 2013 / Banco Santander Chile 99

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2013 AND 2012

NOTE 20

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued:

In 2012, the Bank placed bonds for UF 698,000; CLP 55,600,000,000; USD 1,085,990,000; and CNY 500,000,000 detailed as follows:

Series	Amount		Term	Issuance rate	Issuance date	Series issued amount		Maturity date
FD	UF	50,000	5 years	3.00% per annum simple	08-01-2010	UF	3,000,000	08-01-2015
E1	UF	362,000	5 years	3.00% per annum simple	02-01-2011	UF	4,000,000	02-01-2016
E3	UF	6,000	8.5 years	3.50 % per annum simple	01-01-2011	UF	4,000,000	07-01-2019
E6	UF	280,000	10 years	3.50 % per annum simple	04-01-2012	UF	4,000,000	04-01-2022
Total UF	UF	698,000
E4	CLP	5,600,000,000	5 years	6.75 % per annum simple	06-01-2011	CLP	50,000,000,000	06-01-2016
E5	CLP	25,000,000,000	10 years	6,30% per annum simple	12-01-2011	CLP	25,000,000,000	12-01-2021
E7	CLP	25,000,000,000	5 years	6.75 % per annum simple	03-01-2012	CLP	25,000,000,000	03-01-2017
CLP Total	CLP	55,600,000,000
Floating rate bond	USD	250,000,000	2 years	Libor (3 months) + 200 bp	02-14-2012	USD	250,000,000	02-14-2014
Zero coupon floating bond	USD	85,990,000	1 year	Libor (3 months) + 100 bp	08-29-2012	USD	85,990,000	08-30-2013
Senior bonds	USD	750,000,000	10 years	3.875% per annum simple	0920-2012	USD	750,000,000	09-20-2022
USD Total	USD	1,085,990,000
Senior bonds	CNY	500,000,000	2 years	3.75% per annum simple	11-26-2012	CNY	500,000,000	11-26-2014
CNY Total	CNY	500,000,000

During 2012, partial repurchases of bonds were made for CHF 45,000,000 and USD 53,500,000.

ii.	Nominal bonds to be placed:

As of December 31, 2013, there are no outstanding amounts not previously authorized bonds still to be placed.

iii.	The maturities of senior bonds are as follows:

	As of December 31,
	2013	2012
	MCh$	MCh$

Due within 1 year	1,603,929	534,852
Due after 1 year but within 2 years	674,784	600,723
Due after 2 year but within 3 years	338,853	643,791
Due after 3 year but within 4 years	321,589	610,817
Due after 4 year but within 5 years	154,368	323,474
Due after 5 years	1,097,395	1,003,556
Total senior bonds	4,190,918	3,717,213

Consolidated Financial Statements December 2013 / Banco Santander Chile 100

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2013 AND 2012

NOTE 20

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

c)	Mortgage bonds

Detail of mortgage bonds per currency is as follows:

	As of December 31,
	2013	2012
	MCh$	MCh$

Mortgage bonds in UF	70,339	-
Total mortgage bonds	70,339	-

i.	Allocation of mortgage bonds

In 2013, the Bank issued bonds for UF 3,000,000, detailed as follows:

Series	Amount		Term	Issuance rate	Issuance date	Series issued amount		Maturity date
BH	UF	3,000,000	15 years	3.2% per annum simple	07-31-2013	UF	3,000,000	07-31-2028
Total UF	UF	3,000,000

The maturities of senior Mortgage bond are as follows:

	As of December 31,
	2013	2012
	MCh$	MCh$

Due within 1 year	-	-
Due after 1 year but within 2 years	-	-
Due after 2 year but within 3 years	-	-
Due after 3 year but within 4 years	-	-
Due after 4 year but within 5 years	-	-
Due after 5 years	70,339	-
Total senior bonds	70,339	-

d)	Subordinated bonds

Detail of the subordinated bonds per currency is as follows:

	As of December 31
	2013	2012
	MCh$	MCh$

Subordinated bonds denominated in USD	139,802	174,285
Subordinated bonds denominated in UF	695,932	551,705
Total subordinated bonds	835,734	725,990

Consolidated Financial Statements December 2013 / Banco Santander Chile 101

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2013 AND 2012

NOTE 20

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued:

i.	Allocation of subordinated bonds

During 2013, the Bank places subordinated bonds for UF 5,900,000.

The following chart shows details related to subordinated bonds allocations:

Series	Amount		Term	Issuance rate	Issuance date	Series issued amount		Maturity date
G5	UF	1,900,000	20 years	3.9 % per annum simple	04-05-2011	UF	4,000,000	04-01-2031
H1	UF	4,000,000	30 years	3.9 % per annum simple	11-04-2011	UF	4,000,000	04-01-2041
Total	UF	5,900,000

During the first half of 2012, the Bank performed a partial repurchase of bonds for USD 47,786,000.

During 2012, the Bank did not issued any subordinated bonds on the market.

The maturities of subordinated bonds considered non-current, are as follows:

	As of December 31
	2013	2012
	MCh$	MCh$

Due within 1 year	138,466	16,037
Due after 1 year but within 2 years	14,039	182,844
Due after 2 year but within 3 years	4,140	9,535
Due after 3 year but within 4 years	-	5,760
Due after 4 year but within 5 years	-	-
Due after 5 years	679,089	511,814
Total subordinated bonds	835,734	725,990

c)	Other financial liabilities

The composition of other financial obligations, by maturity, is detailed below:

	As of December 31
	2013	2012
	MCh$	MCh$

Due within 1 year
Due after 1 year but within 2 years	3,389	3,897
Due after 2 year but within 3 years	2,389	2,501
Due after 3 year but within 4 years	3,045	3,090
Due after 4 year but within 5 years	20,862	2,937
Due after 5 years	58,398	78,851
Non-current portion subtotals	88,083	91,276

Current portion:
Amounts due to credit card operators	97,027	70,410
Acceptance of letters of credit	741	1,683
Other long-term financial obligations, short-term portion	3,930	29,242
Current portion subtotals	101,698	101,335

Total other financial liabilities	189,781	192,611

Consolidated Financial Statements December 2013 / Banco Santander Chile 102

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2013 AND 2012

NOTE 21

MATURITY OF ASSETS AND LIABILITIES

As of December 31, 2013 and 2012, the detail of the maturities of assets and liabilities is as follows:

	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Subtotal up to 1 year	Between 1 and 5 years	More than 5 years	Subtotal More than 1 year	Total
As of December 31, 2013	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Assets
Cash and deposits in banks	1,571,810	-	-	-	1,571,810	-	-	-	1,571,810
Cash items in process of collection	604,077	-	-	-	604,077	-	-	-	604,077
Trading investments	-	10,018	17	-	10,035	203,608	73,924	277,532	287,567
Investments under resale agreements	-	-	17,469	-	17,469	-	-	-	17,469
Financial derivative contracts	-	168,785	99,471	225,617	493,873	565,329	434,816	1,000,145	1,494,018
Interbank loans (*)	1,224	66,264	56,901	1,060	125,449	-	-	-	125,449
Loans and accounts receivables from customers (**)	773,387	2,173,231	1,776,530	3,533,313	8,256,461	6,367,870	6,310,981	12,678,851	20,935,312
Available for sale investments	-	228,997	240,018	627,052	1,096,067	275,281	329,645	604,926	1,700,993
Held to maturity investments	-	-	-	-	-	-	-	-	-

Total assets	2,950,498	2,647,295	2,190,406	4,387,042	12,175,241	7,412,088	7,149,366	14,561,454	26,736,695

Liabilities
Deposits and other demand liabilities	5,620,763	-	-	-	5,620,763	-	-	-	5,620,763
Cash items in process of being cleared	276,379	-	-	-	276,379	-	-	-	276,379
Obligations under repurchase agreements	-	185,140	18,466	5,366	208,972	-	-	-	208,972
Time deposits and other time liabilities	104,233	5,351,489	2,333,001	1,743,525	9,532,248	87,380	55,644	143,024	9,675,272
Financial derivative contracts	-	126,257	89,128	223,414	438,799	510,661	350,649	861,310	1,300,109
Interbank borrowings	8,199	104,490	216,472	1,201,070	1,530,231	152,146	-	152,146	1,682,377
Issued debt instruments	-	470,600	688,261	590,027	1,748,888	1,548,733	1,901,037	3,449,770	5,198,658
Other financial liabilities	97,027	568	1,111	2,992	101,698	29,685	58,398	88,083	189,781

Total liabilities	6.106.601	6.238.544	3.346.439	3.766.394	19.457.978	2.328.605	2.365.728	4.694.333	24.152.311

(*)	Interbank loans are presented on a gross basis. The amount of allowance is MCh$54.
(**)	Loans and accounts receivables from customers are presented on a gross basis. Provisions amounts according to type of loan are detailed as follows: Commercial loans Ch$300,400 million, Mortgage loans Ch$43,306 million, and Consumer loansCh$264,585 million.

Consolidated Financial Statements December 2013 / Banco Santander Chile 103

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2013 AND 2012

NOTE 21

MATURITY OF ASSETS AND LIABILITIES, continued:

	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Subtotal up to 1 year	Between 1 and 5 years	More than 5 years	Subtotal More than 1 year	Total
As of December 31, 2012	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Assets
Cash and deposits in banks	1,250,414	-	-	-	1,250,414	-	-	-	1,250,414
Cash items in process of collection	520,267	-	-	-	520,267	-	-	-	520,267
Trading investments	-	19,565	2,597	237,726	259,888	58,138	20,261	78,399	338,287
Investments under resale agreements	-	6,993	-	-	6,993	-	-	-	6,993
Financial derivative contracts	-	58,311	77,728	216,832	352,871	571,315	369,026	940,341	1,293,212
Interbank loans (*)	60,654	-	29,919	-	90,573	-	-	-	90,573
Loans and accounts receivables from customers (**)	1,123,417	1,156,145	1,736,942	2,995,860	7,012,364	5,925,100	5,938,615	11,863,715	18,876,079
Available for sale investments	-	112,173	234,566	519,181	865,920	506,152	454,086	960,238	1,826,158
Held to maturity investments	-	-	-	-	-	-	-	-	-

Total assets	2,954,752	1,353,187	2,081,752	3,969,599	10,359,290	7,060,705	6,781,988	13,842,693	24,201,983

Liabilities
Deposits and other demand liabilities	4,970,019	-	-	-	4,970,019	-	-	-	4,970,019
Cash items in process of being cleared	284,953	-	-	-	284,953	-	-	-	284,953
Obligations under repurchase agreements	-	275,303	25,534	3,280	304,117	-	-	-	304,117
Time deposits and other time liabilities	65,854	4,981,947	2,278,958	1,600,701	8,927,460	133,760	50,993	184,753	9,112,213
Financial derivative contracts	-	71,445	80,484	208,473	360,402	503,036	282,723	785,759	1,146,161
Interbank borrowings	5,820	82,965	185,730	998,877	1,273,392	164,611	-	164,611	1,438,003
Issued debt instruments	-	10,855	168,817	378,080	557,752	2,422,240	1,591,297	4,013,537	4,571,289
Other financial liabilities	70,136	718	733	29,748	101,335	12,425	78,851	91,276	192,611

Total liabilities	5,396,782	5,423,233	2,740,256	3,219,159	16,779,430	3,236,072	2,003,864	5,239,936	22,019,366

(*)	Interbank loans are presented on a gross basis. The amount of allowance is MCh$ 46.
(**)	Loans and accounts receivables from customers are presented on a gross basis. Provisions amounts according to type of loan are detailed as follows: Commercial loans Ch$250,873 million, Mortgage loans Ch$35,990 million, and Consumer loans Ch$263,259 million.

Consolidated Financial Statements December 2013 / Banco Santander Chile 104

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2013 AND 2012

NOTE 22

PROVISIONS

a)	As of December 31, 2013 and 2012, the composition shown is as follows:

	As of December 31
	2013	2012
	MCh$	MCh$

Provisions for personnel salaries and expenses.	39,501	47,574
Provisions for mandatory dividends	132,578	116,486
Provisions for contingent loan risk
Provision for immediately available credit lines	18,767	17,850
Other allowances for contingent loan risk	11,847	8,941
Provisions for contingencies	33,069	30,150
Provisions for Country risk	470	88
Total	236,232	221,089

b)	Below is the activity regarding provisions during the years ended December 31, 2013 and 2012:

	Provisions for
	Personnel salaries and expenses	Allowance for contingent loans	Contingencies	Mandatory dividends	Risk country	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2013	47,574	26,791	30,150	116,486	88	221,089
Provisions established	35,515	9,788	98,964	132,578	635	277,480
Application of provisions	(43,588)	-	(3,675)	(116,486)	-	(163,749)
Provisions released	-	(5,965)	(88,932)	-	(253)	(95,150)
Reclassifications	-	-	(3,438)	-	-	(3,438)
Other	-	-	-	-	-	-

Balances as of December 31, 2013	39,501	30,614	33,069	132,578	470	236,232

Balances as of January 1, 2012	42,974	24,988	20,557	130,525	19	219,063
Provisions established	39,151	7,926	26,382	116,486	464	190,409
Application of provisions	(34,551)	(6,123)	(12,469)	(130,525)	-	(183,668)
Provisions released	-	-	(4,862)	-	(395)	(5,257)
Reclassifications	-	-	542	-	-	542
Other	-	-	-	-	-	-

Balances as of December 31, 2012	47,574	26,791	30,150	116,486	88	221,089

Consolidated Financial Statements December 2013 / Banco Santander Chile 105

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2013 AND 2012

NOTE 22

PROVISIONS, continued

c)	Provisions for personnel salaries and expenses.

	As of December 31
	2013	2012
	MCh$	MCh$

Provision for seniority compensation	691	1,299
Provision for stock-based personnel benefits	809	1,986
Provision for performance bonds	18,218	23,667
Provision for vacations	18,741	18,802
Provision for other personnel benefits	1,042	1,820
Total	39,501	47,574

d)	Seniority compensation:

	As of December 31
	2013	2012
	MCh$	MCh$

Balances as of January 1, 2013	1,299	1,510
Increase in provisions	2,096	2,069
Payments made	(2,704)	(2,280)
Prepayments	-	-
Provisions released	-	-
Other	-	-
Total	691	1,299

e)	Movements in provision for performance bonds:

	As of December 31
	2013	2012
	MCh$	MCh$

Balances as of January 1, 2013	23,667	21,788
Provisions established	23,063	22,737
Application of provisions	(27,005)	(20,858)
Provisions released	(1,507)	-
Other	-	-
Total	18,218	23,667

f)	Movements in provision for personnel vacation

	As of December 31
	2013	2012
	MCh$	MCh$

Balances as of January 1, 2013	18,802	17,196
Provisions established	12,311	13,019
Application of provisions	(12,372)	(11,413)
Provisions released	-	-
Other	-	-
Total	18,741	18,802

Consolidated Financial Statements December 2013 / Banco Santander Chile 106

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2013 AND 2012

NOTE 23

OTHER LIABILITIES

The other liabilities line item is as follows:

	As of December 31
	2013	2012
	MCh$	MCh$

Accounts and notes payable	84,729	89,034
Unearned income	384	426
Guarantees received (threshold)	2,631	179,820
Other payable obligations	95,266	59,824
Withheld VAT	1,165	1,254
Other liabilities	14,602	10,916

Total	198,777	341,274

Consolidated Financial Statements December 2013 / Banco Santander Chile 107

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2013 AND 2012

NOTE 24

CONTINGENCIES AND COMMITMENTS

a)	Lawsuits and legal procedures

As of the issuance date of these financial statements, the Bank and its affiliates were subject to certain legal actions in the normal course of their business. As of December 31, 2013, the Banks and its subsidiaries have provisions for this item of Ch$ 1,224 million (Ch$ 428 million as of December 31, 2012) which is included in “Contingency Provisions” in the Consolidated Statements of Financial Position. In addition, there are other lawsuits for UF26,512, which primarily relates to the litigation between Santander Corredores de Seguros Limitada and its clients for leasing assets.

b)	Contingent loans

The following table shows the Bank’s contractual obligations to issue loans:

	As of December 31,
	2013	2012
	MCh$	MCh$

Letters of credit issued	218,032	199,420
Foreign letters of credit confirmed	127,600	113,878
Guarantees	1,212,799	1,046,114
Personal guarantees	181,416	139,059
Subtotals	1,739,847	1,498,471
Available on demand credit lines	5,141,831	4,933,335
Other irrevocable credit commitments	47,376	63,828
Total	6,929,054	6,495,634

c)	Held securities

The Bank holds securities in the normal course of its business as follows:

	As of December 31,
	2013	2012
	MCh$	MCh$

Third party operations
Collections	217,948	287,128
Assets from third parties managed by the Bank and its affiliates (1)	1,015,817	821,080
Subtotals	1,233,765	1,108,208
Custody of securities
Securities held in custody	304,535	227,554
Securities held in custody deposited in other entity	532,072	573,129
Issued securities held in custody	15,351,545	14,931,587
Subtotals	16,188,152	15,732,270
Total	17,421,917	16,840,478
(1)	This includes the portfolios run by private-sector banking for $1,015,781 and $821,045 million as of December 31, 2013 and 2012, respectively.

d)	Guarantees

Banco Santander Chile has a comprehensive officer fidelity insurance policy, No. 2823611, with the Chilena Consolidada de Seguros insurance company, for USD $5,000,000, which jointly covers both the Bank and its affiliates for the period from July 1, 2013 to June 30, 2014.

Consolidated Financial Statements December 2013 / Banco Santander Chile 108

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2013 AND 2012

NOTE 24

CONTINGENCIES AND COMMITMENTS, continued:

e)	Contingent loans and liabilities

To satisfy its clients’ needs, the Bank took on several contingent loans and liabilities, yet these could not be recognized in the Consolidated Statements of Financial Position; these contain loan risks and they are, therefore, part of the Bank’s global risk.

Santander Agente de Valores Limitada

i)	To ensure correct and full performance of all its obligations as an Agent, in conformity with Articles No.30 and onward of Law No.18,045 on the Securities Market, the Company provided a guarantee in the amount of UF 4,000 through Insurance Policy No.213117286, underwritten by the Compañía de Seguros de Crédito Continental S.A., which matures on December 19, 2014.

Santander S.A. Corredores de Bolsa

i)	The Company has given guarantees to the Bolsa de Comercio de Santiago for a current value of Ch$ 17,660 million to cover simultaneous operations.

ii)	In addition, the company has issued a guarantee to CCLV Contraparte Central S.A. (formerly known as Cámara de Compensación) in cash, for a total Ch$ 3,000 million and an additional guarantee to the Santiago Stock Exchange for MCh$ 953 as of December 31, 2013.

iii)	The company possesses a performance bond No.B008643 from Banco Santander Chile to comply with the General rule (Norma de Carácter General) No.120 issued by SVS for USD 500,000, which covers participants who acquire Morgan Stanley Sicav foreign mutual funds valid until September 12, 2014.

Santander Corredora de Seguros Limitada

i)	In accordance with Circular No.1,160 of the Chilean Securities and Insurance Supervisor, the Company has an insurance policy to fully implement and comply with its financial liabilities in connection with its obligations as an intermediary in insurance contracts. The company purchased a guarantee policy for insurance brokers (No.10023615), and a professional liability policy (No.10023624) for its insurance brokers, from the Consorcio Nacional de Seguros S.A. Insurance Company, which have UF 500 and UF 60,000 coverage, respectively, and are valid from April 15, 2013 to April 14, 2014.

ii)	The Company keeps a performance bond with Banco Santander Chile to guarantee fulfillment of the terms of the public tendering for payment protection insurance and payment protection insurance plus ITP 2/3. The amount equals UF5,000 and is valid until July 31, 2015. For the same reason, the Company holds a performance bond for fulfillment of the public tendering for fire insurance for UF5,000 with said banking institution.

Consolidated Financial Statements December 2013 / Banco Santander Chile 109

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2013 AND 2012

NOTE 25

EQUITY

a)	Capital

As of December 31, 2013 and 2012 the Bank had 188,446,126,794 shares outstanding, all of which are subscribed for and paid in full. All shares have the same rights, and have no preferences or restrictions.

The activity with respect to shares during 2013 and 2012 was as follows:

	SHARES As of December 31,
	2013	2012

Issued as of January 1	188,446,126,794	188,446,126,794
Issue of paid shares	-	-
Issue of outstanding shares	-	-
Stock options exercised	-	-
Issued as period end	188,446,126,794	188,446,126,794

As of December 31, 2013 and 2012 the Bank does not have any of its own shares in treasury, nor do any of the consolidated companies.

As of December 31, 2013 the shareholder composition was as follows:

Corporate Name or Shareholder's Name	Shares	ADRs (*)	Total	% of equity holding

Teatinos Siglo XXI Inversiones Limitada	59,770,481,573	-	59,770,481,573	31.72
Santander Chile Holding S.A.	66,822,519,695	-	66,822,519,695	35.46
J.P. Morgan Chase Bank	-	30,087,328,471	30,087,328,471	15.97
Banks and stock brokers on behalf of third parties	12,264,223,820	-	12,264,223,820	6.51
AFP on behalf of third parties	4,412,572,678	-	4,412,572,678	2.34
Other minority holders	3,660,897,625	11,428,102,932	15,089,000,557	8.00
Total			188,446,126,794	100.00

Consolidated Financial Statements December 2013 / Banco Santander Chile 110

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2013 AND 2012

NOTE 25

EQUITY, continued

As of December 31, 2012 the shareholder composition was as follows:

Corporate Name or Shareholder's Name	Shares	ADRs (*)	Total	% of equity holding

Teatinos Siglo XXI Inversiones Limitada	59,770,481,573	-	59,770,481,573	31.72
Santander Chile Holding S.A.	66,822,519,695	-	66,822,519,695	35.46
J.P. Morgan Chase Bank	-	35,111,060,871	35,111,060,871	18.63
BNP Paribas Arbitrage	173,328,889	-	173,328,889	0.09
MBI Arbitrage Fondo de Inversion	495,766,248	-	495,766,248	0.26
Banks and stock brokers on behalf of third parties	12,473,837,817	-	12,473,837,817	6.62
AFP on behalf of third parties	6,346,809,483	-	6,346,809,483	3.37
Other minority holders	3,839,358,209	3,412,964,009	7,252,322,218	3.85
Total			188,446,126,794	100.00

(*)	American Depository Receipts (ADR) are certificates issued by a U.S. commercial bank to be traded on the U.S. securities markets.

b)	Reserves

In April 2013, due to the Shareholders’ Meeting, the Bank agreed to capitalized 40% of the profits from 2012 as reserves; which equals Ch$ 155,502 million (Ch$ 174,033 million in 2012).

c)	Dividends

The distribution of dividends is detailed in the chart of the Consolidated Statements of Changes in Equity.

d)	As of December 31, diluted earnings and basic earnings were as follows:

	As of December 31
	2013	2012
	MCh$	MCh$

a) Basic earnings per share
Total attributable to Bank shareholders	441,926	388,282
Weighted average number of outstanding shares	188,446,126,794	188,446,126,794
Basic earnings per share (in Ch$)	2.345	2.060

b) Diluted earnings per share
Total attributable to Bank shareholders	441,926	388,282
Weighted average number of outstanding shares	188,446,126,794	188,446,126,794
Assumed conversion of convertible debt	-	-
Adjusted number of shares	188,446,126,794	188,446,126,794
Diluted earnings per share (in Ch$)	2.345	2.060

As of December 31, 2013 and 2012 the Bank does not own instruments with dilutive effects.

Consolidated Financial Statements December 2013 / Banco Santander Chile 111

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2013 AND 2012

NOTE 25

EQUITY, continued

d)	Other comprehensive income of available for sale investments and cash flow hedges:

	As of December 31
	2013	2012
	MCh$	MCh$

Available for sale investments
As of January 1	(10,017)	3,043
Gain (losses) on the re-measurement of available for sale investments, before tax	2,629	(15,131)
Reclassification from other comprehensive income to income	8.,228	2.,071
Subtotals	10.,857	(13,060)
Total	840	(10.,017)

Cash flow hedges
As of January 1	5.,315	394
Gains (losses) on the re-measurement of cash flow hedges, before tax	(15,089)	4.,326
Reclassification adjustments on cash flow hedges, before tax	1.,517	595
Amounts removed from equity and included in carrying amount of non-financial asset (liability) which acquisition or incurrence was hedged as a highly probable transition	-	-
Subtotals	(13,572)	4.,921
Total	(8,257)	5.,315

Other comprehensive income, before taxes	(7,417)	(4,702)

Income tax related to other comprehensive income components
Income tax relating to available for sale investments	(168)	2.,003
Income tax relating to cash flow hedges	1.,651	(1,063)
Total	1.,483	(940)

Other comprehensive income, net of tax	(5,934)	(3,762)
Attributable to:
Bank shareholders (Equity holders of the Bank)	(5,964)	(3,781)
Non-controlling interest	30	19

Consolidated Financial Statements December 2013 / Banco Santander Chile 112

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2013 AND 2012

NOTE 26

CAPITAL REQUIREMENTS (BASEL)

Pursuant to the Chilean General Banking Law, the Bank must maintain a minimum ratio of effective equity to risk-weighted consolidated assets of 8% net of required allowances, and a minimum ratio of basic equity to consolidated total assets of 3%, net of required allowances. However, as a result of the Bank’s merger in 2002, the SBIF has determined that the Bank’s combined effective equity cannot be lower than 11% of its risk-weighted assets. Effective equity is defined for these purposes as basic equity (capital and reserves) plus subordinated bonds, up to a maximum of 50% of basic equity.

Assets are allocated to different risk categories, each of which is assigned a weighted percentage according to the amount of capital required to be held for each type of asset. For example, cash, deposits in banks and financial instruments issued by the Central Bank of Chile have a 0% weighted risk, meaning that it is not necessary to hold equity to back these assets according to current regulations. Property, plant and equipment have a 100% weighted risk, meaning that a minimum capital equivalent to 11% of these assets must be held. All derivatives traded off the exchanges are also assigned a weighted risk, using a conversion factor applied to their notional values, to determine the amount of their exposure to credit risk. Off-balance-sheet contingent credits are also included for weighting purposes, as “Credit equivalents.”

According to Chapter 12-1 of the SBIF’s Recopilación Actualizada de Normas [Updated Compilation of Rules] effective January 2010, the SBIF changed existing regulation with the enforcement of Chapter B-3 from the Compendium of Accounting Standards, with changed the risk exposure of contingent loans from 100% exposition to the following:

Type of contingent loan	Exposure

a) Pledges and other commercial commitments	100%
b) Foreign letters of credit confirmed	20%
c) Letters of credit issued	20%
d) Guarantees	50%
e) Interbank guarantee letters	100%
f) Available lines of credit	50%
h) Other loan commitments
- Higher Education Loans Law No. 20,027	15%
- Other	100%
h) Other contingent loans	100%

Consolidated Financial Statements December 2013 / Banco Santander Chile 113

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2013 AND 2012

NOTE 27

CAPITAL REQUIREMENTS (BASEL), continued:

The levels of basic capital and effective net equity as of December 31, 2013 y 2012 are as follows:

	Consolidated assets		Risk-weighted assets
	As of December 31,		As of December 31,
	2013	2012	2013	2012
	MCh$	MCh$	MCh$	MCh$

Balance-sheet assets (net of allowances)
Cash and deposits in banks	1,571,810	1,250,414	-	-
Cash items in process of collection	604,077	520,267	66,672	75,429
Trading investments	287,567	338,287	40,924	21,713
Investments under repurchase agreements	17,469	6,993	3,494	6,993
Financial derivative contracts (*)	1,008,026	937,291	862,810	830,133
Interbank loans	125,395	90,527	25,079	18,105
Loans and accounts receivable from customers	20,327,021	18,325,957	18,071,792	16,205,004
Available for sale investments	1,700,993	1,826,158	238,835	200,285
Investments in other companies	9,681	7,614	9,681	7,614
Intangible assets	66,703	87,347	66,703	87,347
Property, plant, and equipment	180,215	162,214	180,215	162,214
Current taxes	1,643	10,227	164	1,023
Deferred taxes	230,215	186,407	23,022	18,641
Other assets	400,025	655,217	346,533	402,547
Off-balance-sheet assets
Contingent loans	3,436,773	3,201,028	2,013,057	1,903,368
Total	29,967,613	27,605,948	21,948,981	19,940,416

“Financial derivative contracts” are presented at their “Credit Equivalent Risk” value as established in Chapter 12-1 of the Updated Compilation of Ruled issued by the SBIF.

The levels of basic capital and effective net equity at the close of each period are as follows:

			Ratio
	As of December 31,		As of December 31,
	2013	2012	2013	2012
	MCh$	MCh$	%	%

Basic capital	2,325,678	2,134,778	7.76	7.73
Effective net equity	3,033,741	2,734,434	13.82	13.71

Consolidated Financial Statements December 2013 / Banco Santander Chile 114

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2013 AND 2012

NOTE 27

NON-CONTROLLING INTEREST

a)	The non-controlling interest included in the equity and the income from the subsidiaries is summarized as follows:

				Other comprehensive income
	Non- controlling	Equity	Income	Available for sale investments	Deferred tax	Total other comprehensive income	Comprehensive income
As of December 31, 2013%		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Subsidiaries:
Santander Agente de Valores Limitada	0.97	471	87	3	(1)	2	89
Santander S.A. Sociedad Securitizadora	0.36	2	-	-	-	-	-
Santander S.A. Corredores de Bolsa (*)	49.00	19,698	1,656	11	(2)	9	1,665
Santander Asset Management S.A. (**) Administradora General de Fondos	0.02	-	9	-	-	-	9
Santander Corredora de Seguros Limitada	0.25	149	1	-	-	-	1
Subtotals		20,320	1,753	14	(3)	11	1,764

Entities controlled through other considerations:
Bansa Santander S.A.	100.00	3,435	1,307	-	-	-	1,307
Santander Gestión de Recaudación y Cobranzas Limitada	100.00	275	(2,230)	-	-	-	(2,230)
Multinegocios S.A.	100.00	477	234	-	-	-	234
Servicios Administrativos y Financieros Limitada.	100.00	1,686	276	-	-	-	276
Servicios de Cobranzas Fiscalex Limitada	100.00	632	416	-	-	-	416
Multiservicios de Negocios Limitada.	100.00	1,679	379	-	-	-	379
Subtotals		8,184	382	-	-	-	382

Total		28,504	2,135	14	(3)	11	2,146
(*)	In June 2013, Santander S.A Corredores de Bolsa, distributed total accumulated income from previous years, decreasing equity. The amount of dividends distributed to non-controlling interest was Ch$7,590 million.

(**)	According to Note 3 Significant events, letter c), this subsidiary was sold in December 2013. This note presents the effect of the consolidation of the subsidiary until November 2013.
Consolidated Financial Statements December 2013 / Banco Santander Chile 115

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2013 AND 2012

NOTE 27

NON-CONTROLLING INTERESTS continued

				Other comprehensive income
	Non- controlling	Equity	Income	Available for sale investments	Deferred tax	Total other comprehensive income	Comprehensive income
As of December 31, 2012%		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Subsidiaries:
Santander Agente de Valores Limitada	0.97	656	84	1	-	1	85
Santander S.A. Sociedad Securitizadora	0.36	3	-	-	-	-	-
Santander S.A. Corredores de Bolsa	49.00	25,646	2,423	57	(12)	45	2,468
Santander Asset Management S.A. Administradora General de Fondos	0.02	10	4	-	-	-	4
Santander Corredora de Seguros Limitada	0.25	148	4	-	-	-	4
Subtotals		26,463	2,515	58	(12)	46	2,561

Entities controlled through other considerations:
Bansa Santander S.A.	100.00	2,127	1,098	-	-	-	1,098
Santander Gestión de Recaudación y Cobranzas Limitada	100.00	2,505	171	-	-	-	171
Multinegocios S.A.	100.00	244	93	-	-	-	93
Servicios Administrativos y Financieros Limitada.	100.00	1,411	328	-	-	-	328
Servicios de Cobranzas Fiscalex Limitada	100.00	216	64	-	-	-	64
Multiservicios de Negocios Limitada.	100.00	1,299	356	-	-	-	356
Subtotals		7,802	2,110	-	-	-	2,110

Total		34,265	4,625	58	(12)	46	4,671

Consolidated Financial Statements December 2013 / Banco Santander Chile 116

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2013 AND 2012

NOTE 27

NON-CONTROLLING INTERESTS, continued

b)	The overview of the financial information of the subsidiaries included in the consolidation of the Bank that possess non-controlling interests is as follows, which does not include consolidation or homogenization adjustments:

	As of December 31
	2013				2012
				Net				Net
	Assets	Liabilities	Capital	income	Assets	Liabilities	Capital	income
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Santander Corredora de Seguros Limitada	67,956	8,484	59,012	460	69,863	10,520	57,795	1,548
Santander S.A. Corredores de Bolsa	110,917	70,799	36,735	3,383	138,147	85,921	47,193	5,033
Santander Asset Management S.A. Administradora General de Fondos (*)	-	-	-	-	58,186	8,981	27,262	21,943
Santander Agente de Valores Limitada	194,812	146,255	39,581	8,976	215,126	147,545	58,900	8,681
Santander S.A. Sociedad Securitizadora	725	74	764	(113)	849	87	836	(74)
Santander Gestión de Recaudación y Cobranzas Ltda.	4,978	4,703	2,505	(2,230)	6,313	3,808	2,334	171
Multinegocios S.A. (management of sales force)	1,441	963	244	234	2,020	1,777	150	93
Servicios Administrativos y Financieros Limitada (management of sales force).	2,412	725	1,411	276	2,748	1,337	1,083	328
Servicio de Cobranza Fixcalex Ltda.	4,008	3,376	216	416	3,500	3,284	152	64
Multiservicios de Negocios Limitada (call center).	3,049	1,371	1,299	379	3,483	2,183	944	356
Bansa Santander S.A.	28,490	25,055	2,128	1,307	28,938	26,810	1,029	1,099
Total	418,788	261,805	143,895	13,088	529,173	292,253	197,678	39,242

(*) Santander Asset Management S.A. Administradora General de Fondos was sold in December 2013. See Note 3 - Significant events

Consolidated Financial Statements December 2013 / Banco Santander Chile 117

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2013 AND 2012

NOTE 28

INTEREST AND INFLATION-INDEXING ADJUSTMENTS

This item refers to interest earned in the period from the financial assets whose return, whether implicitly or explicitly, is determined by applying the effective interest rate method, regardless of the value at fair value, as well as the reclassifications of products as a consequence of hedge accounting.

a)	As of December 31, 2013 and 2012 the composition of income from interest and inflation-indexing adjustments, not including income from hedge accounting, is as follows:

	As of December 31,
	2013				2012
	Interest	Inflation adjustments	Prepaid fees	Total	Interest	Inflation adjustments	Prepaid fees	Total
Items	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Repurchase agreements	2,254	-	-	2,254	4,796	(10)	-	4,786
Interbank loans	195	-	-	195	790	-	-	790
Commercial loans	728,597	72,570	4,980	806,147	698,925	78,762	4,924	782,611
Mortgage loans	232,860	108,702	13,234	354,796	227,994	123,297	11,401	362,692
Consumer loans	611,936	2,184	3,030	617,150	613,543	2,804	2,797	619,144
Investment instruments	77,240	7,815	-	85,055	95,732	2,011	-	97,743
Other interest income	5,282	(1,063)	-	4,219	19,880	3,037	-	22,917

Interest income	1,658,364	190,208	21,244	1,869,816	1,661,660	209,901	19,122	1,890,683

b)	As indicated in section i), Note 1, suspended interest correspond to operations with late payments up to 90 days or more, which are recorded in off-balance-sheet accounts until they are effectively received.

As of December 31, 2013 and 2012, the detail of income from suspended interest is as follows:

	As of December 31,
	2013			2012
	Interest	Inflation adjustments	Total	Interest	Inflation adjustments	Total
Off balance sheet	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	17,219	4,426	21,645	16,907	3,688	20,595
Mortgage loans	3,935	4,549	8,484	3,962	4,882	8,844
Consumer loans	6,004	749	6,753	7,825	917	8,742

Total	27,158	9,724	36,882	28,694	9,487	38,181

Consolidated Financial Statements December 2013 / Banco Santander Chile 118

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2013 AND 2012

NOTE 28

INTEREST AND INFLATION-INDEXING ADJUSTMENTS, continued:

c)	As of December 31, 2013 and 2012, the composition of expense from interest and inflation-indexing adjustments, excluding expense from hedge accounting is as follows:

	As of December 31,
	2013			2012
	Interest	Inflation adjustments	Total	Interest	Inflation adjustments	Total
Items	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Demand deposits	(5,225)	(588)	(5,813)	(3,601)	(535)	(4,136)
Repurchase agreements	(12,092)	-	(12,092)	(10,707)	9	(10,698)
Time deposits and liabilities	(426,812)	(22,787)	(449,599)	(456,348)	(45,743)	(502,091)
Interbank loans	(21,233)	(5)	(21,238)	(26,182)	(14)	(26,196)
Issued debt instruments	(171,659)	(53,952)	(225,611)	(172,138)	(64,006)	(236,144)
Other financial liabilities	(4,712)	(661)	(5,373)	(4,884)	(881)	(5,765)
Other interest expense	(2,340)	(3,749)	(6,089)	(2,366)	(3,435)	(5,801)
Interest expense total	(644,073)	(81,742)	(725,815)	(676,226)	(114,605)	(790,831)

d)	As of December 31, 2013 and 2012, the overview of interests and inflation-indexing adjustments is as follows:

	As of December 31,
	2013	2012
Items	MCh$	MCh$

Interest income	1,869,816	1,890,683
Interest expense	(725,815)	(790,831)

Interest income	1,144,001	1,099,852

Income from hedge accounting (net)	(67,239)	(57,118)

Total net interest income	1,076,762	1,042,734

Consolidated Financial Statements December 2013 / Banco Santander Chile 119

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2013 AND 2012

NOTE 29

FEES AND COMMISSIONS

This item includes the amount of fees earned and paid in the period, except for those which are an integral part of the financial instrument’s effective interest rate:

	As of December 31,
	2013	2012
	MCh$	MCh$

Fee and commission income
Fees and commissions for lines of credits and overdrafts	7,025	9,296
Fees and commissions for guarantees and letters of credit	30,131	28,523
Fees and commissions for card services	127,101	127,437
Fees and commissions for management of accounts	28,044	28,755
Fees and commissions for collections and payments	45,190	56,481
Fees and commissions for intermediation and management of securities	10,482	11,272
Fees and commissions for investments in mutual funds or others	31,154	33,414
Insurance brokerage fees	32,253	34,670
Office banking	15,165	13,507
Other fees earned	19,575	17,112
Total	346,120	360,467

	As of December 31
	2013	2012
	MCh$	MCh$

Fee and commission expense
Compensation for card operation	(87,776)	(78,892)
Fees and commissions for securities transactions	(4,287)	(1,687)
Office banking and other fees	(24,221)	(22,201)
Total	(116,284)	(102,780)

Net fees and commissions income	229,836	257,687

The fees earned in transactions with letters of credit are presented on the Consolidated Statements of Income in the line item “Interest income”.

Consolidated Financial Statements December 2013 / Banco Santander Chile 120

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2013 AND 2012

NOTE 30

PROFIT AND LOSS FROM FINANCIAL OPERATIONS

This item includes adjustments for changes in financial instruments, except for interest attributable to the application of the effective interest rate method for adjustments to asset values, as well as the income earned in purchases and sales of financial instruments.

As of December 31, 2013 and 2012, the detail of the income from financial operations is as follows:

	As of December 31,
	2013	2012
	MCh$	MCh$

Net income from financial operations
Trading derivatives	(76,525)	(104,344)
Trading investments	29,985	36,338
Sale of loans and accounts receivables from customers
Current portfolio (Note 11)	1,677	2,745
Charged-off portfolio (Note 11)	1,500	2,090
Available for sale investments	10,258	(1,764)
Repurchase of issued bonds	4,502	760
Other income from financial operations	(10)	96
Total	(28,613)	(64,079)

NOTE 31

NET FOREIGN EXCHANGE GAIN (LOSS)

This item includes the income earned from foreign currency trading, differences arising from converting monetary items in a foreign currency to the functional currency, and those generated by non-monetary assets in a foreign currency at the time of their sale.

As of December 31, 2013 and 2012, the detail of foreign exchange income is as follows:

	As of December 31,
	2013	2012
	MCh$	MCh$

Currency exchange differences
Net profit (loss) from currency exchange differences	(242,841)	270,990
Hedging derivatives:	379,910	(120,610)
Income from inflation-indexed assets in foreign currency	8,600	(5,574)
Income from inflation-indexed assets in foreign currency	(943)	1,572
Total	144,726	146,378

Consolidated Financial Statements December 2013 / Banco Santander Chile 121

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2013 AND 2012

NOTE 32

PROVISIONS FOR LOAN LOSSES

a)	The 2013 and 2012 activity within income for allowances and impairment is as follows:

		Loans and accounts receivable from customers
	Interbank loans	Commercial loans		Mortgage loans	Consumer loans	Contingent loans
	Individual	Individual	Group	Group	Group	Individual	Group	Total
As of December 31, 2013	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Charged-off individually significant loans	-	(8,071)	-	-	-	-	-	(8,071)
Provisions established	(127)	(85,628)	(98,715)	(42,487)	(258,446)	(6,679)	(3,109)	(495,191)
Total provisions and charge-offs	(127)	(93,699)	(98,715)	(42,487)	(258,446)	(6,679)	(3,109)	(503,262)
Provisions released	119	22,014	11,151	9,216	35,482	2,128	3,837	83,947
Recovery of loans previously charged off	-	4,572	9,973	4,735	36,004	-	-	55,284
Net charge to income	(8)	(67,113)	(77,591)	(28,536)	(186,960)	(4,551)	728	(364,031)

		Loans and accounts receivable from customers
	Interbank loans	Commercial loans		Mortgage loans	Consumer loans	Contingent loans
	Individual	Individual	Group	Group	Group	Individual	Group	Total
As of December 31, 2012	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Charged-off individually significant loans	-	(5,470)	-	-	-	-	-	(5,470)
Provisions established	(299)	(48,745)	(83,181)	(25,314)	(318,565)	(3,292)	(4,634)	(484,030)
Total provisions and charge-offs	(299)	(54,215)	(83,181)	(25,314)	(318,565)	(3,292)	(4,634)	(489,500)
Provisions released	400	20,716	16,624	7,449	38,471	2,017	4,106	89,783
Recovery of loans previously charged off	-	1,991	6,704	2,305	22,015	-	-	33,015
Net charge to income	101	(31,508)	(59,853)	(15,560)	(258,079)	(1,275)	(250)	(366,702)

b)	The detail of Charge-off of individually significant loans, is as follows:

	As of December 31,
	2013	2012
	MCh$	MCh$

Charge-off of loans	26,390	26,481
Provision applied	(18,319)	(21,011)
Net charge offs of individually significant loans	8,071	5,470

Consolidated Financial Statements December 2013 / Banco Santander Chile 122

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2013 AND 2012

NOTE 33

PERSONNEL SALARIES AND EXPENSES

a)	Composition of personnel salaries and expenses

	As of December 31
	2013	2012
	MCh$	MCh$

Personnel compensation	197,695	188,563
Bonuses or gratifications	67,805	66,666
Stock-based benefits	684	1,747
Seniority compensation:	8,828	8,966
Pension plans (*)	(311)	58
Training expenses	2,366	2,423
Day care and kindergarten	2,542	2,487
Health funds	3,493	3,571
Welfare fund	76	397
Other personnel expenses	25,166	25,026
Total	308,344	299,904

(*) As of January 1, 2013, the modifications to the IAS 19 - Employee Benefits, were launched with retroactive effects. See Note 02 - Accounting Changes.

b)	Share-based compensation:

Banco Santander Chile and Subsidiaries, as part of Santander Group in Spain (Banco Santander S.A.), adheres to the variable offsetting plans designed by the central office regarding the salaries of their employees, linked to the achievement of objectives, which is evaluated and rewarded on a quarterly and/or yearly basis. In addition, there are multi-year variable compensation plans aimed at keeping and motivating sellers. Their payment depends on the extent to which objectives are achieved. Goals are based on individual and group performance, and measured at least once a year.

Long-term incentive policy

The Board of Directors of the equity holders of Banco Santander S.A. (with its Central Office located in Spain, hereinafter the "Parent Company"), approved a long-term incentive plan which was ratified locally. This plan focuses on the Santander Group’s executive directors and certain executive employees in Spain and other Santander Group companies.

Stock performance plan

The plan includes a multi-year incentive plan compensated in shares by the Parent Company. The beneficiaries are Executive Directors, other Senior management members and other employees determined by the Directors Committee from the Parent Company or its deputy, the Executive Committee. These shares will be distributed if the following criteria are met:

i.	The share price reaches the top 10 as compared to 30 other global banks.
ii.	Earnings per share reach the top 10 as compared to 30 other global banks.
iii.	The Bank has achieved its commercial and financial budget objectives in the last two years.
iv.	The executive has achieved his/her personal targets during the last two years and has continued to work at the Bank until the end of the program.

This plan involves the implementation of successive cycles of shares delivered to the beneficiaries. Each cycle lasts three years so, each year a new cycle will begin and, since 2009 onwards, another cycle will end. The aim is to establish a proper sequence between the end of the incentive program linked to the previous plan (I06) and the following cycles of this plan. Therefore, the first two cycles started in July, 2007. The first one lasted two years (PI09) and the second one adhered to the three year standard duration (PI10)

Consolidated Financial Statements December 2013 / Banco Santander Chile 123

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2013 AND 2012

NOTE 33

PERSONNEL SALARIES AND EXPENSES, continued

The commencement of the third-cycle (PI11) and fourth-cycle (PI12) incentive plans were approved by the Parent Company in June 2008 and 2010, respectively. These new plans consist of three-year cycles and are linked to the fulfillment of the predetermined objectives. In June, 2010, the fifth cycle (PI13) was approved. In June, 2011 the sixth and last plan of shares linked to the fulfillment of objectives (PI14) was approved. The first cycle (PI09) was cancelled on July 31, 2009, the second one (PI10) was cancelled on July 31, 2010, the third one (PI11) was cancelled on July 31, 2011, and the forth one (P12) was cancelled on July 31, 2012.

For each cycle, the maximum number of shares that may correspond to each beneficiary is established based on who had been active in the Group over the period covered by the plan. The objective -which fulfillment will determine the number of shares to be delivered- is defined by comparing the evolution of the Group with a group of financial entities of reference. It will be linked solely to the Total Shareholder Return (TSR). Regarding the plans approved prior to June 2008, the objectives that had determined the number of shares to deliver were defined by comparing the evolution of the Group with a group of financial entities of reference, linked to two parameters: the Total Shareholder Return (TSR) and the Growth of Earnings per Share (EPS).

The final number of shares to be granted in each cycle is determined by the degree of fulfillment of the objectives on the third anniversary of each cycle (with the exception of the first cycle, for which the second anniversary is used), and the shares are delivered within seven months from the date the cycle ends.

Regarding PI13, by the completion of the relevant cycle, the TSR was calculated relative to Santander and every entity of the reference group. The list of reference entities was ordered from largest to smallest, thus determining the percentage of shares to be delivered, on the basis of the following scale and according to the relative position of Santander within the group of financial entities for reference:

Santander’s position in the TSR Ranking	Maximum percentage of shares earned

1st to 5th	100.00%
6th	82.50%
7th	65.00%
8th	47.50%
9th	30.00%
10th and more	0.00%

As for PI14, the application of a certain criterion related to TSR will determine the percentage of shares to be delivered, on the basis of the following scale and according to the relative position of Banco Santander S.A. (Spain) within the group of financial entities of reference:

Position of Santander on the TSR Ranking	Percentage of shares earned above the average

1st to 5th	100.00%
6th	86.05%
7th	72.00%
8th	58.00%
9th	44.00%
10th	30.00%
11th to 17th	0.00%

If any of the entities of the reference group was to be acquired by a different company, it would be eliminated from the reference group. In such case, the percentage will be determined based on Santander`s placement in relation to the remaining entities, based on quartiles. If Santander falls within the first quartile (including the top 25th percentile) of the reference group, Santander will earn the highest share percentage, as noted above. No share will be earned if Santander falls below the average (50th percentile) of the reference group. If Santander equals the median (50th percentile), it will earn 30% of the maximum amount. Lastly, for positions in-between the average (50th percentile exclusive) and the first quartile (25th percentile exclusive), it will be calculated be means of linear interpolation.

Consolidated Financial Statements December 2013 / Banco Santander Chile 124

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2013 AND 2012

NOTE 33

PERSONNEL SALARIES AND EXPENSES, continued

As of December 31, 2013, the objectives were not met, so Plan I13 was terminated, however as of December 31, 2012, the objectives were met completely for Plan I12. Plan I14 is still active, so the Bank has recorded an anount of MCh$684 (MCh$ $1,747 as of December 31, 2012), which is included within the income of the specific period on which beneficiaries provided their services to Banco Santander Chile. This program had no effects on non-controlling interest. The fair value was calculated as described:

The fair value of each of those plans conceived by the Group is calculated on the grant date. Volatility is measured using an implied volatility model.

The calculation of the fair value of the stock plan linked to objectives is as follows:

-	It has been considered that the beneficiaries will not leave over the period of each plan.

-	The fair value of the relative position of the TSR was determined by the Banco Santander S.A.(Spain) on the grant date based on an independent expert report using a the Monte Carlo valuation model. The expert ran 10,000 simulations to determine the TSR for each of the reference financial institutions (benchmark), considering the aforementioned variables. The results (each of which represents the distribution of a number of shares) are classified in descending order through the calculation of the weighted average, and this amount is discounted at the risk-free interest rate.

	PI12	PI13	PI14
Expected volatility (*)	42.36%	49.65%	51.35%
Historical annual dividend return	4.88%	6.34%	6.06%
Risk-free interest rate	2.04%	3.33%	4.07%

(*) Determined based on the historical volatility of the corresponding period (three years).

The application of the simulations under the Monte Carlo model results in a percentage value representing the probability of vesting of 55.42% for the I12 plan, 62.62% for the I13 plan and 55.39% for the I14 plan. Fair value measurement takes into account market conditions (TSR and EPS) and we recognize compensation expense for employees who satisfy vesting conditions (such as service conditions).

This appraisal as the price per share (determined as an average of the 15 working days after April 1st of the year when each plan was implemented) determine the cost per share this benefit shall have for Chile.

Consolidated Financial Statements December 2013 / Banco Santander Chile 125

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2013 AND 2012

NOTE 33

PERSONNEL SALARIES AND EXPENSES, continued

Below is a table which provides a detail of the foregoing:

	Number of	Exercise price		Number of	Maturity commencement of the exercise	Date of termination of exercise
	shares	€	Group of employees	individuals	period	period

Options granted (Plan I12)	327,882	-	Manager	157	07-01-2009	06-30-2012
Options granted (Plan I12)	36,848	-	Other non-managerial positions	76	07-01-2009	06-30-2012
Plans in force on December 31, 2009	364,730

2010 Flow
Options granted (Plan I12)	564,339	-	Manager	170	07-01-2009	06-30-2012
Options granted (Plan I12)	43,787	-	Other non-managerial positions	63	07-01-2009	06-30-2012
Options granted (Plan I13)	310,902	-	Manager	166	07-01-2010	06-30-2013
Options granted (Plan I13)	65,148	-	Other non-managerial positions	68	07-01-2010	06-30-2013
Plans in force on December 31, 2010	1,348,906

2011 Flow
Options granted (Plan I12)	591,686	-	Manager	157	07-01-2009	06-30-2012
Options granted (Plan I12)	79,631	-	Other non-managerial positions	77	07-01-2009	06-30-2012
Options granted (Plan I13)	650,474	-	Manager	166	07-01-2011	06-30-2013
Options granted (Plan I13)	136,303	-	Other non-managerial positions	68	07-01-2011	06-30-2013
Options granted (Plan I14)	268,318	-	Manager	147	07-01-2012	06-30-2014
Options granted (Plan I14)	27,185	-	Other non-managerial positions	82	07-01-2012	06-30-2014
Plans in force on December 31, 2011	3,102,503

2012 Flow
Options granted Plan I12	601,101	-	Manager	157	07-01-2009	06-30-2012
Options granted Plan I12	63,254	-	Other non-managerial positions	77	07-01-2009	06-30-2012
Options granted Plan I13	501,456	-	Manager	166	07-01-2010	06-30-2013
Options granted Plan I13	129,076	-	Other non-managerial positions	114	07-01-2010	06-30-2013
Options granted Plan I14	508,144	-	Manager	147	07-01-2011	06-30-2014
Options granted Plan I14	46,810	-	Other non-managerial positions	82	07-01-2011	06-30-2014
Options exercised Plan I12	(2,085,008)	-	Manager	157	07-01-2009	06-30-2012
Options exercised Plan I12	(223,520)	-	Other non-managerial positions	77	07-01-2009	06-30-2012
Plans in force on December 31, 2012	2,643,816

2013 Flow
Plan I13 terminated (*)	(1,462,832)	-	Manager	166	-	-
Plan I13 terminated (*)	(330,527)	-	Other non-managerial positions	114	-	-
Plans in force on December 31, 2013	850,457

Plan I14	850,457

(*) Plan I13 does not comply with the assignation requirements

Consolidated Financial Statements December 2013 / Banco Santander Chile 126

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2013 AND 2012

NOTE 34

ADMINISTRATIVE EXPENSES

As of December 31, 2013 and 2012, the composition of the item is as follows:

	As of December 31
	2013	2012
	MCh$	MCh$

General administrative expenses	116,685	106,308
Maintenance and repair of property, plant and equipment	15,368	14,290
Office lease	26,105	24,369
Equipment lease	106	367
Insurance payments	2,989	2,420
Office supplies	4,579	5,796
IT and communication expenses	29,144	24,873
Lighting, heating, and other utilities	3,871	4,086
Security and valuables transport services	15,879	11,929
Representation and personnel travel expenses	5,255	5,101
Judicial and notarial expenses	1,619	1,113
Fees for technical reports and auditing	6,400	7,396
Other general administrative expenses	5,370	4,568
Outsourced services	44,411	41,127
Data processing	26,489	26,581
Products sale	1,820	1,686
Archive services	1,728	795
Valuation services	2,265	1,957
Furniture storage	579	478
Outsourcing	9,489	8,253
Other	2,041	1,377
Board expenses	1,154	1,073
Marketing expenses	15,800	16,899
Taxes, payroll taxes, and contributions	10,141	10,476
Real estate taxes	1,201	1,615
Patents	1,843	1,961
Other taxes	4	15
Contributions to SBIF	7,093	6,885
Total	188,191	175,883

Consolidated Financial Statements December 2013 / Banco Santander Chile 127

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2013 AND 2012

NOTE 35

DEPRECIATION, AMORTIZATION, AND IMPAIRMENT

a)	Depreciation, amortization and impairment charges for the years ended December 31, 2013 and 2012, are detailed below:

	As of December 31
	2013	2012
	MCh$	MCh$

Depreciation and amortization
Depreciation of property, plant, and equipment	(22,452)	(21,195)
Amortizations of Intangible assets	(38,622)	(35,174)
Total depreciation and amortization	(61,074)	(56,369)
Impairment of property, plant, and equipment	(244)	(90)
Total	(61,318)	(56,459)

As of December 31, 2013, the costs for Property, plant, and equipment impairment totaled Ch$ 244 million, mainly due to damages to ATMs (Ch$ 90 million as of December 31, 2012).

b)	The reconciliation between the book values and balances as of December 31, 2013 and 2012 is as follows:

	Depreciation and amortization
	2013
	Property, plant, and equipment	Intangible assets	Total
	MCh$	MCh$	MCh$

Balances as of January 1, 2013	(105,150)	(146,653)	(251,803)
Depreciation and amortization charges in the period	(22,452)	(38,622)	(61,074)
Sales and disposals in the period	154	-	154
Other	-	-	-
Balances as of December 31, 2013	(127,448)	(185,275)	(312,723)

	Depreciation and amortization
	2012
	Property, plant, and equipment	Intangible assets	Total
	MCh$	MCh$	MCh$

Balances as of January 1, 2012	(84,230)	(111,479)	(195,709)
Depreciation and amortization charges in the period	(21,195)	(35,174)	(56,369)
Sales and disposals in the period	275	-	275
Other	-	-	-
Balances as of December 31, 2012	(105,150)	(146,653)	(251,803)

Consolidated Financial Statements December 2013 / Banco Santander Chile 128

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2013 AND 2012

NOTE 36

OTHER OPERATING INCOME AND EXPENSES

a)	Other operating expenses are comprised of the following components:

	As of December 31,
	2013	2012
	MCh$	MCh$

Income from assets received in lieu of payment
Income from sale of assets received in lieu of payment	6,571	2,654
Recovery of charge-offs and income from assets received in lieu of payment	10,475	6,653
Subtotals	17,046	9,307
Income from sale of investments in other companies
Gain on sale of investments in other companies	-	599
Subtotals	-	599
Other income
Leases	328	142
Income from sale of property, plant and equipment (1)	176	9,194
Recovery of provisions for contingencies	77	-
Compensation from insurance companies due to damages	725	262
Other	2,156	254
Subtotals	3,462	9,852

Total	20,508	19,758

(1)	During 2013, no offices were sold. As of December 31, 2012 the sale of offices is detailed as follows:

	Number of	Book value	Selling price	Profit
As of December 31, 2012	assets	MCh$	MCh$	MCh$
August	2	361	1,045	684
September	9	4,578	9,485	4,907
October	4	704	1,274	570
December	2	724	3,127	2,403
Total	17	6,367	14,931	8,564

Consolidated Financial Statements December 2013 / Banco Santander Chile 129

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2013 AND 2012

NOTE 36

OTHER OPERATING INCOMES AND EXPENSES continued:

b)	Other operating expenses are detailed as follows:

	December 31,
	2013	2012
	MCh$	MCh$
Allowances and expenses for assets received in lieu of payment
Charge-offs of assets received in lieu of payment	8,796	9,180
Provision on assets received in lieu of payment	3,580	3,902
Expenses for maintenance of assets received in lieu of payment	2,461	2,630
Subtotals	14,837	15,712

Credit card expenses	2,157	973

Customer services	10,954	8,674

Other expenses
Operating charge-offs (1)	8,222	8,366
Life insurance and general product insurance policies	7,348	7,211
Additional tax on expenses paid overseas	2,862	3,283
Income for sale of property, plant and equipment	46	72
Provisions for contingencies	5,805	7,964
Expense for compensations	5,873	5,594
Retail Association Payment	1,079	1,279
Expense for adopting chip technology on cards	2,283	-
Other	885	588
Subtotals	34,403	34,357

Total	62,351	59,716

(1)	Includes Ch$ 1,566 million paid to our customers as compensation for the delay in fund transferring that took place on October 31, 2012.

Consolidated Financial Statements December 2013 / Banco Santander Chile 130

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2013 AND 2012

NOTE 37

TRANSACTIONS WITH RELATED PARTIES

In addition to Affiliates and associated entities, the Bank’s “related parties” include its “key personnel” from the executive staff (members of the Bank’s Board of Directors and Managers of Banco Santander Chile and its affiliates, together with their close relatives), as well as the entities over which the key personnel could exercise significant influence or control.

The Bank also considers the companies that are part of the Santander Group worldwide as related parties, given that all of them have a common parent, i.e., Banco Santander S.A. (located in Spain).

Article 89 of the Ley de Sociedades Anónimas (Public Companies Act), which is also applicable to banks, provides that any transaction with a related party must be made under equitable conditions similar to those that customarily prevail in the market.

Moreover, Article 84 of the Ley General de Bancos (General Banking Act) establishes limits for loans that can be granted to related parties and prohibits lending to the Bank’s directors, managers, or representatives.

Transactions between the Bank and its related parties are specified below. To facilitate comprehension, we have divided the information into four categories:

Santander Group Companies

This category includes all the companies that are controlled by the Santander Group around the world, and hence, it also includes the companies over which the Bank exercises any degree of control (Affiliates and special-purpose entities).

Associated companies

This category includes the entities over which the Bank, in accordance with section b) of Note 1 to these Financial Statements, exercises a significant degree of influence and which generally belong to the group of entities known as “business support companies.”

Key personnel

This category includes members of the Bank’s Board of Directors and managers of Banco Santander Chile and its affiliates, together with their close relatives.

Other

This category encompasses the related parties that are not included in the groups identified above and which are, in general, entities over which the key personnel could exercise significant influence or control.

The terms for transactions with related parties are equivalent to those which prevail in transactions made under market conditions or to which the corresponding considerations in kind have been attributed.

Consolidated Financial Statements December 2013 / Banco Santander Chile 131

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2013 AND 2012

NOTE 37

TRANSACTIONS WITH RELATED PARTIES, continued:

a) Loans to related parties:

Below are loans and receivables as well as contingent loans that correspond to related entities:

	As of December 31
	2013				2012
	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Loans and accounts receivables:
Commercial loans	47,305	618	4,022	51,141	46,790	668	2,910	57,723
Mortgage loans	-	-	15,561	-	-	-	15,089	-
Consumer loans	-	-	2,061	-	-	-	1,513	-
Loans and accounts receivables:	47,305	618	21,644	51,141	46,790	668	19,512	57,723

Allowance for loan losses	(326)	(3)	(444)	(6)	(326)	(3)	(39)	(9)
Net loans	47,067	615	21,600	51,135	46,461	665	19,473	57,714

Guarantees	124,420	-	19,237	2,326	9	-	17,909	1,349

Contingent loans:
Personal guarantees	-	-	-	-	-	-	-	-
Letters of credit	30,714	-	-	-	25,697	-	-	-
Guarantees	172,274	-	-	9,989	34,897	-	-	1,443
Contingent loans:	202,988	-	-	9,989	60,594	-	-	1,443

Provisions for contingent loans	(22)	-	-	(4)	(513)	-	-	(2)

Net contingent loans	202,966	-	-	9,985	60,579	-	-	1,441

Loan activity to related parties during the years 2013 and 2012 is shown below:

	As of December 31,
	2013				2012
	Societies	Companies	Group		Societies	Companies	Group
	Personnel	key	partners	Other	of the Group	key	partners	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Opening balances as of January 1,	107,384	668	19,512	59,166	52,673	663	19,698	63,081
Loans granted	161,763	377	7,313	14,858	78,586	21	6,132	10,927
Loans payments	(18,854)	(427)	(5,181)	(12,894)	(23,875)	(16)	(6,318)	(14,842)

Total	250,293	618	21,644	61,130	107,384	668	19,512	59,166

Consolidated Financial Statements December 2013 / Banco Santander Chile 132

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2013 AND 2012

NOTE 37

TRANSACTIONS WITH RELATED PARTIES, continued:

b)	Assets and liabilities with related parties

	As of December 31,
	2013				2012
	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Assets
Cash and deposits in banks	5,306	-	-	-	5,357	-	-	-
Trading investments	-	-	-	-	-	-	-	-
Obligations under repurchase agreements loans	-	-	-	-	-	-	-	-
Financial derivative contracts	557,026	-	-	-	526,734	-	-	-
Available for sale investments	-	-	-	-	-	-	-	-
Other assets	2,460	-	-	-	4,339	-	-	-

Liabilities
Deposits and other demand liabilities	58,030	10,406	2,783	23,300	65,386	2,563	2,286	17,211
Obligations under repurchase agreements loans	59,703	-	-	-	92,862	-	-	-
Time deposits and other time liabilities	54,212	299	3,774	156,977	97,449	373	2,842	39,193
Financial derivative contracts	537,162	-	-	-	387,903	-	-	-
Issued debt instruments	96,872	-	-	-	67,368	-	-	-
Other financial liabilities	3,912	-	-	-	103,207	-	-	-
Other liabilities	462	-	-	-	1,241	-	-	-

c)	Income (expenses) recorded due to transactions with related parties

	As of December 31,
	2013				2012
	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Income (expense) recorded
Income and expenses from interest and inflation adjustments	(8,812)	50	1,065	(1,082)	(11,660)	54	948	(2,819)
Income and expenses from fees and services	-	75	120	3,615	(1,191)	59	114	214
Net income from financial operations and foreign exchange transactions (*)	(8,690)	-	(4)	(1,534)	241,424	-	(1)	107
Other operating revenues and expenses	955	-	-	-	643	-	-	-
Income for Investments in other companies (**)	78,122	-	-	-	-	-	-	-
Key personnel compensation and expenses	-	-	(31,652)	-	-	-	(30,999)	-
Administrative and other expenses	(28,371)	(30,758)	-	-	(23,121)	(20,461)	-	-
Total	33,204	(30,633)	(30,471)	999	206,095	(20,348)	(29,938)	(2,498)

(*)	Primarily relates to derivative contracts used to financially cover exchange risk of assets and liabilities that cover positions of the Bank and its subsidiaries.
(**)	Corresponds to the profit from the sale of the Santander Asset Management S.A Administradora General de Fondos subsidiary.

Consolidated Financial Statements December 2013 / Banco Santander Chile 133

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2013 AND 2012

NOTE 37

TRANSACTIONS WITH RELATED PARTIES, continued:

d)	Payments to Board members and key management personnel

The compensation received by key management personnel, including Board members and all the executives holding Manager positions shown in the “Personnel salaries and expenses” and/or “Administrative expenses” items of the Consolidated Statements of Income, corresponds to the following categories:

	As of December 31
	2013	2012
	MCh$	MCh$

Personnel compensation	16,954	16,880
Board members’ salaries and expenses	1,083	1,034
Bonuses or gratifications	11,267	10,255
Compensation in stock	684	1,508
Training expenses	55	138
Seniority compensation	1,064	12
Health funds	290	289
Other personnel expenses	566	431
Pension plans (*)	(311)	452
Total	31,652	30,999

(*) Some of the executives that qualified for this benefit are no longer members of the Group for various reasons, lowering the amount of the obligation thus generating an income from allowance reversals.

e)	Composition of key personnel

As of December 31, 2013 and 2012, the composition of the Bank’s key personnel is as follows:

	No. of executives
	As of December 31
Position	2013	2012

Director	12	13
Division manager	16	19
Department manager	80	85
Manager	60	63
Total key personnel	168	180

Consolidated Financial Statements December 2013 / Banco Santander Chile 134

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2013 AND 2012

NOTE 37

TRANSACTIONS WITH RELATED PARTIES, continued:

f)	Stock-based benefits

The following table details the activity in stock-based benefits paid to key personnel of the Bank and its subsidiaries. The detail for each of these benefit plans is described in section b) of Note 33:

	Number of	Exercise price		Number of	Date of commencement of the exercise	Date of termination of exercise
	shares	€	Group of employees	individuals	period	period

Options granted (Plan I12)	327,882	-	Manager	157	07-01-2009	06-30-2012
Plans in force on December 31, 2009	327,882

2010 Flow
Options granted (Plan I12)	564,339	-	Manager	170	07-01-2009	06-30-2012
Options granted (Plan I13)	310,902	-	Manager	166	07-01-2010	06-30-2013
Plans in force on December 31, 2010	1,203,123

2011 Flow
Options granted (Plan I12)	591,686	-	Manager	157	07-01-2009	06-30-2012
Options granted (Plan I13)	650,474	-	Manager	166	07-01-2010	06-30-2013
Options granted (Plan I14)	268,318	-	Manager	147	07-01-2011	06-30-2014
Plans in force on December 31, 2011	2,713,601

2012 Flow
Options granted Plan I12	601,101	-	Manager	157	07-01-2009	06-30-2012
Options granted Plan I13	501,456	-	Manager	166	07-01-2010	06-30-2013
Options granted Plan I14	508,144	-	Manager	147	07-01-2011	06-30-2014
Options exercised Plan I12	(2,085,008)	-	Manager	157	07-01-2009	06-30-2012
Plans in force on December 31, 2012	2,239,294

2013 Flow
Plan I13 terminated (*)	(1,462,832)	-	Manager	166	-	-
Plans in force on December 31, 2013	776,462

Plan I14	776,462

Consolidated Financial Statements December 2013 / Banco Santander Chile 135

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2013 AND 2012

NOTE 38

PENSION PLANS

The Bank has an additional benefit available to its principal executives, consisting of a pension plan. The purpose of the pension plan is to endow the executives with funds for a better supplementary pension upon their retirement.

For this purpose, the Bank will match the voluntary contributions made by the beneficiaries for their future pensions with an equivalent contribution. The executives will be entitled to receive this benefit only when they fulfill the following conditions:

e.	The plan is aimed at the Group’s management
f.	The general requirement to apply for this benefit is that the employee must be carrying out his/her duties when turning 60 years old.
g.	The Santander Group will take on insurance (pension fund) for the employee’s behalf where it will pay (defined contribution) periodically.
h.	The Santander Group will be responsible for granting the benefits directly.

If the working relationship between the manager and the respective company ends, before s/he fulfills the abovementioned requirements, s/he will have no rights under this benefit plan.

In the event of the executive’s death or total or partial disability, s/he will be entitled to receive this benefit.

The Bank will make contributions to this benefit plan on the basis of mixed collective insurance policies whose beneficiary is the Bank. The life insurance company with whom such policies are executed is not an entity linked or related to the Bank or any other Santander Group company.

Rights owned by the Bank due to the plan at the end of 2013 totaled Ch$ 5,171 million (Ch$ 5,584 million in 2012).

The amount of the defined benefit plans has been quantified by the Bank, based on the following criteria:

Calculation method:

Use of the credit unit projected method which considers each working year as generating an additional amount of rights over benefits and values each unit separately. It is calculated based primarily on fund contributions, as well as other factors such as the legal annual pension limit, seniority, age and yearly income for each unit valued individually.

Actuarial hypothesis assumptions:

Actuarial assumptions with respect to demographic and financial variables are non-biased and mutually compatible with each other. The most significant actuarial hypotheses considered in the calculations were:

	Plans post- employment	Plans post- employment
	2013	2012

Mortality chart	RV-2009	RV-2009
Termination of contract rates	5.0%	5.0%
Impairment chart	PDT 1985	PDT 1985

Consolidated Financial Statements December 2013 / Banco Santander Chile 136

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2013 AND 2012

NOTE 38

PENSION PLANS, continued:

Assets related to the pension fund contributed by the Bank into the Seguros Euroamérica insurance company with respect to defined benefit plans are presented as net of associated commitments.

Activity for post-employment benefits is as follows:

	As of December 31,
	2013	2012
	MCh$	MCh$
Plan assets	5,171	5,584
Commitments for defined-benefit plans
For active personnel	(3,888)	(3,595)
Incurred by inactive personnel	-	-
Minus:
Unrealized actuarial (gain) losses	-	-
Balances at the period end	1,283	1,989

Year’s cash flow for post-employment benefits is as follows:

	As of December 31,
	2013	2012
	MCh$	MCh$

a) Fair value of plan assets
Opening balance	5,584	5,508
Expected yield of insurance contracts	247	326
Employer contributions	(660)	(250)
Actuarial (gain) losses (*)	-	-
Premiums paid	-	-
Benefits paid	-	-
Fair value of plan assets at year end	5,171	5,584
b) Present value of obligations
Present value of obligations opening balance	(3,594)	(3,143)
Net incorporation of Group companies	-	-
Service cost	(311)	(452)
Interest cost	-	-
Curtailment/settlement effect	-	-
Benefits paid	-	-
Past service cost	-	-
Actuarial (gain) losses	17	-
Other	-	-
Present value of obligations at year end	(3,888)	(3,595)
Net balance at year end	1,283	1,989

Consolidated Financial Statements December 2013 / Banco Santander Chile 137

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2013 AND 2012

NOTE 38

PENSION PLANS, continued:

Plan expected profit:

	As of December 31
	2013	2012

Type of expected yield from the plan’s assets	UF + 2.50% annual	UF + 2.50% annual
Type of yield expected from the reimbursement rights	UF + 2.50% annual	UF + 2.50% annual

Plan associated expenses:

	As of December 31
	2013	2012
	MCh$	MCh$

Current period service expenses	311	452
Interest cost	-	-
Expected yield from plan’s assets	(247)	(326)
Expected yield of insurance contracts linked to the Plan:
Extraordinary allocations	-	-
Actuarial (gain)/ losses recorded in the period	(17)	-
Past service cost	-	-
Other	-	-
Total	47	126

Consolidated Financial Statements December 2013 / Banco Santander Chile 138

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2013 AND 2012

NOTE 39

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The measurement of fair value assumes the transaction to sale and asset or the transference of the liability happens within the main asset or liability market, or the most advantageous market for the asset or liability.

For financial instruments with no available market prices, fair values have been estimated by using recent transactions in analogous instruments, and in the absence thereof, the present values or other valuation techniques based on mathematical valuation models sufficiently accepted by the international financial community. In the use of these models, consideration is given to the specific particularities of the asset or liability to be valued, and especially to the different kinds of risks associated with the asset or liability.

These techniques are inherently subjective and are significantly influenced by the assumptions used, including the discount rate, the estimates of future cash flows and prepayment expectations. Hence, the fair value estimated for an asset or liability may not coincide exactly with the price at which that asset or liability could be delivered or settled on the date of its valuation, and may not be justified in comparison with independent markets.

Determination of fair value of financial instruments

Below is a comparison between the value at which the Bank’s financial assets and liabilities are recorded and their fair value as of December 31, 2013 and 2012:

	As of December 31,
	2013		2012
	Book value	Fair value	Book value	Fair value
	MCh$	MCh$	MCh$	MCh$

Assets
Cash and deposits in banks	1,571,810	1,571,810	1,250,414	1,250,414
Cash items in process of collection	604,077	604,077	520,267	520,267
Trading investments	287,567	287,567	338,287	338,287
Investments under resale agreements	17,469	17,469	6,993	6,993
Financial derivative contracts	1,494,018	1,494,018	1,293,212	1,293,212
Loans and accounts receivable from customers and interbank loans	20,452,416	23,562,746	18,416,484	20,682,784
Available for sale investments	1,700,993	1,700,993	1,826,158	1,826,158

Liabilities
Deposits and interbank borrowings	16,978,412	16,921,614	15,520,235	15,495,714
Cash items in process of being cleared	276,379	276,379	284,953	284,953
Investments under repurchase agreements	208,972	208,972	304,117	304,117
Financial derivative contracts	1,300,109	1,300,109	1,146,161	1,146,161
Issued debt instruments and other financial liabilities	5,388,439	5,729,213	4,763,900	5,300,998

In addition, the fair value estimates presented above do not attempt to estimate the value of the Bank’s profits generated by its business activity, nor its future activities, and accordingly, they do not represent the Bank’s value as a going concern. Below is a detail of the methods used to estimate the financial instruments’ fair value

a)	Cash and deposits in banks

The recorded value of cash and interbank loans approximates its estimated fair value in view of these instruments’ short-term nature.

b)	Cash items in process of collection, trading investments, available for sale investment instruments, and investments under resale agreements

The estimated fair value of these financial instruments was established using market values or estimates from an available dealer, or quoted market prices of similar financial instruments. Investments with maturity of less than one year are evaluated at recorded value since, due to their short maturity term, they are considered as having a fair value not significantly different from their recorded value. To estimate the fair value of debt investments or representative values in these lines of businesses, we take into consideration additional variables and elements, as long as they apply, including the estimate of prepayment rates and credit risk of issuers.

Consolidated Financial Statements December 2013 / Banco Santander Chile 139

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2013 AND 2012

NOTE 39

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES continued:

c)	Loans and accounts receivable from customers and interbank loans

Fair value of commercial, mortgage and consumer loans and credit cards is measured through a discounted cash flow (DCF) analysis. To do so, we use current market interest rates considering product, term, amount and similar loan quality. Fair value of loans with 90 days or more of delinquency are measured by means of the market value of the associated guarantee, minus the rate and term of expected payment. For variable rate loans whose interest rates change frequently (monthly or quarterly) and that are not subjected to any significant credit risk change, the estimated fair value is based on their book value.

d)	Deposits

Disclosed fair value of deposits that do not bear interest and saving accounts is the amount payable at the reporting date and, therefore, equals the recorded amount. Fair value of time deposits is calculated through a discounted cash flow calculation that applies current interest rates from a monthly calendar of scheduled maturities in the market.

e)	Short and long term issued debt instruments

The fair value of these financial instruments is calculated by using a discounted cash flow analysis based on the current incremental lending rates for similar types of loans having similar maturities.

f)	Financial derivative contracts

The estimated fair value of financial derivative contracts is calculated using the prices quoted on the market for financial instruments having similar characteristics.

The fair value of interest rate swaps represents the estimated amount that the Bank expects to receive or pay to rescind the contracts or agreements, bearing in mind the term structures of the interest rate curve, the underlying asset’s volatility, and the counterparty’s credit risk.

If there are no quoted prices from the market (either direct or indirect) for any derivative instrument, the respective fair value estimates have been calculated by using models and valuation techniques such as Black-Scholes, Hull, and Monte Carlo simulations, taking into consideration the relevant inputs/outputs such as volatility of options, observable correlations between underlying assets, counterparty credit risk, implicit price volatility, the velocity with which the volatility reverts to its average value, and the straight-line relationship (correlation) between the value of a market variable and its volatility, among others.

Measurement of fair value and hierarchy

IFRS 13 - Fair Value Measurement, provides a hierarchy of reasonable values which separates the inputs and/or valuation technique assumptions used to measure the fair value of financial instruments. The hierarchy reflects the significance of the inputs used in making the measurement. The three levels of the hierarchy of fair values are the following:

• Level 1: the inputs are quoted prices (unadjusted) on active markets for identical assets and liabilities that the Bank can access on the measurement date.

• Level 2: inputs other than the quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

• Level 3: inputs are unobservable inputs for the asset or liability i.e. they are not based on observable market data.

Consolidated Financial Statements December 2013 / Banco Santander Chile 140

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2013 AND 2012

NOTE 39

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES continued:

The hierarchy level within which the fair value measurement is categorized in its entirety is determined based on the lowest level of input that is significant to the fair value measurement in its entirety.

The best evidence of a financial instrument’s fair value at the initial time is the transaction price (Level 1).

In cases where quoted market prices cannot be observed, Management makes its best estimate of the price that the market would set using its own internal models which in most cases use data based on observable market parameters as a significant input (Level 2) and, in very specific cases, significant inputs not observable in market data (Level 3). Various techniques are employed to make these estimates, including the extrapolation of observable market data.

Financial instruments at fair value and determined by quotations published in active markets (Level 1) include:

-	Chilean Government and Department of Treasury bonds

Instruments which cannot be 100% observable in the market are valued according to other inputs observable in the market (Level 2).

The following financial instruments are classified under Level 2:

Type of financial instrument	Model used in valuation	Description
• Mortgage and private bonds	Present Value of Cash Flows Model

Internal Rates of Return (“IRRs”) are provided by RiskAmerica, according to the following criterion:

If, at the valuation day, there are one or more valid transactions at the Santiago Stock Exchange for a given nemotechnic, the reported rate is the weighted average amount of the observed rates.

In the case there are no valid transactions for a given nemotechnic on the valuation day, the reported rate is the IRR base from a reference structure, plus a spread model based on historical spread for the same item or similar ones.

• Time deposits	Present Value of Cash Flows Model

IRRs are provided by RiskAmerica, according to the following criterion:

If, at the valuation day, there are one or more valid transactions at the Santiago Stock Exchange for a given nemotechnic, the reported rate is the weighted average amount of the observed rates.

In the case there are no valid transactions for a given nemotechnic on the valuation day, the reported rate is the IRR base from a reference structure, plus a spread model based on issuer curves.

• Constant Maturity Swaps (CMS), FX and Inflation Forward (Fwd) , Cross Currency Swaps (CCS), Interest Rate Swap (IRS)	Present Value of Cash Flows Model

IRRs are provided by ICAP, GFI, Tradition, and Bloomberg according to this criterion:

With published market prices, a valuation curve is created by the bootstrapping method and is then used to value different derivative instruments.

• FX Options	Black-Scholes

Formula adjusted by the volatility smile (implicit volatility). Prices (volatility) are provided by BGC Partners, according to this criterion:

With published market prices, a volatility surface is created by interpolation and then these volatilities are used to value options.

In limited occasions significant inputs not observable in market data are used (Level 3). To carry out this estimate, several techniques are used, including extrapolation of observable market data or a mix of observable data.

Consolidated Financial Statements December 2013 / Banco Santander Chile 141

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2013 AND 2012

NOTE 39

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES continued:

The following financial instruments are classified under Level 3:

Type of financial instrument	Model used in valuation	Description
• Caps/ Floors/ Swaptions	Black Normal Model for Cap/Floors and Swaptions	There is no observable input of implicit volatility.

• UF options	Black – Scholes	There is no observable input of implicit volatility.

• Cross currency swap with window	Hull-White	Hybrid HW model for rates and Brownian motion for FX There is no observable input of implicit volatility.

• CCS (special contracts)	Implicit Forward Rate Agreement (FRA)	Start Fwd unsupported by MUREX (platform) due to the UF forward estimate.

• Cross currency swap, Interest rate swap, Call money swap in Tasa Activa Bancaria (Active Bank Rate) TAB,	Present Value of Cash Flows Model	Validation obtained by using the interest curve and interpolating at flow maturities, but TAB is not a directly observable variable and is not correlated to any market input.

• Bonds (in our case, low liquidity bonds)	Present Value of Cash Flows Model	Valued by using similar instrument prices plus a charge/off rate by liquidity.

The following table presents the assets and liabilities that are measured at fair value on a recurrent basis, as of December 31, 2013 and 2012:

	Fair value measurement
	2013	Level 1	Level 2	Level 3
December 31,	MCh$	MCh$	MCh$	MCh$

Assets
Trading investments	287,567	275,296	12,271	-
Available for sale investments	1,700,993	654,945	1,045,210	838
Derivatives	1,494,018	-	1,442,752	51,266
Total	3,482,578	930,241	2,500,233	52,104

Liabilities
Derivatives	1,300,109	-	1,298,690	1,419
Total	1,300,109	-	1,298,690	1,419

	Fair value measurement
	2012	Level 1	Level 2	Level 3
December 31,	MCh$	MCh$	MCh$	MCh$

Assets
Trading investments	338,287	334,756	3,531	-
Available for sale investments	1,826,158	1,020,904	803,895	1,359
Derivatives	1,293,212	-	1,231,422	61,790
Total	3,457,657	1,355,660	2,038,848	63,149

Liabilities
Derivatives	1,146,161	-	1,145,055	1,106
Total	1,146,161	-	1,145,055	1,106

Consolidated Financial Statements December 2013 / Banco Santander Chile 142

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2013 AND 2012

NOTE 39

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES continued:

The following table presents the Bank’s activity for assets and liabilities measured at fair value on a recurrent basis using unobserved significant entries (Level 3) as of December 31, 2013 and 2012:

	Assets	Liabilities
	MCh$	MCh$

As of January 1, 2013	63,149	(1,106)

Total realized and unrealized profits (losses):
Included in statement of income	(10,524)	(313)
Included in other comprehensive income	(521)	-
Purchases, issuances, and loans (net)	-	-

As of December 31, 2013	52,104	(1,419)

Total profits or losses included in comprehensive income for 2013 that are attributable to change in	(11,045)	(313)

	Assets	Liabilities
	MCh$	MCh$

As of January 1, 2012	83,483	(1,369)

Total realized and unrealized profits (losses):
Included in statement of income	(19,724)	263
Included in other comprehensive income	(610)	-
Purchases, issuances, and loans (net)	-	-

As of December 31, 2012	63,149	(1,106)

Total profits or losses included in comprehensive income for 2012 that are attributable to change in	(20,334)	263

The realized and unrealized profits (losses) included in comprehensive income for 2013 and 2012, in the assets and liabilities measured at fair value on a recurrent basis through unobservable market data (Level 3) are recorded in the Statement of Comprehensive Income in the associate line item.

The potential effect as of December 31, 2013 and 2012 on the valuation of assets and liabilities valued at fair value on a recurrent basis through unobservable significant entries (level 3), generated by changes in the principal assumptions if other reasonably possible assumptions that are less or more favorable were used, is not considered by the Bank to be significant.

The following sheet shows the financial instruments subject to offsetting according to IAS 32:

	As of December 31, 2013
	Linked financial instruments subject to offsetting			Linked financial instruments not subject to offsetting			Other financial instruments
	Gross value of financial assets	Gross value of financial liabilities compensated on the balance sheet	Net amount ("+" or "-") of financial assets presented on the balance sheet	Financial instruments- Assets	Financial instruments- Liabilities	Net amount	Assets	Liabilities	Net amount
Financial instrument	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial derivative contracts	-	-	-	1,309,025	1,240,820	68,205	184,993	59,289	125,704
Repurchase agreements	-	-	-	-	-	-	17,469	208,972	(191,503)
Total	-	-	-	1,309,025	1,240,820	68,205	202,462	268,261	(65,799)

Consolidated Financial Statements December 2013 / Banco Santander Chile 143

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2013 AND 2012

NOTE 40

RISK MANAGEMENT

Introduction and general description

The Bank, due to its activities with financial instruments is exposed to several types of risks. The main risks related to financial instruments that apply to the Bank are as follows:

-	Market risk: rises from holding financial instruments whose value may be affected by fluctuations in market conditions, generally including the following types of risk:
a.	Foreign exchange risk: this arises as a consequence of exchange rate fluctuations among currencies.
b.	Interest rate risk: this arises as a consequence of fluctuations in market interest rates.
c.	Price risk: this arises as a consequence of changes in market prices, either due to factors specific to the instrument itself or due to factors that affect all the instruments negotiated in the market.
d.	Inflation risk: this arises as a consequence of changes in Chile’s inflation rate, whose effect would be mainly applicable to financial instruments denominated in UFs.

-	Credit risk: this is the risk that one of the parties to a financial instrument fails to meet its contractual obligations for reasons of insolvency or inability of the individuals or legal entities in question to continue as a going concern, causing a financial loss to the other party.

-	Liquidity risk: is the possibility that an entity may be unable to meet its payment commitments, or that in order to meet them, it may have to raise funds with onerous terms or risk damage to its image and reputation.

-	Operating risk: this is a risk arising from human errors, system errors, fraud or external events which may damage the Bank’s reputation, may have legal or regulatory implications, or cause financial losses.

This note includes information on the Bank’s exposure to these risks and on its objectives, policies, and processes involved in their measurement and management.

Risk management structure

The Board is responsible for the establishment and monitoring of the Bank’s risk management structure, for which purpose it has an on-line corporate governance system which incorporates international recommendations and trends, adapted to Chilean regulatory conditions and given it the ability to apply the most advanced practices in the markets in which the Bank operates. To optimize the performance of this function, the Board of Directors has established the Asset and Liability Committee (“ALCO”), whose principal task is to assist in carrying out its functions relating to oversight and management of the Bank’s risks. To complement the ALCO in the risk management function, the Board also has three key committees: the Markets Committee (“CDM,” the acronym in Spanish) the Executive Credit Committee (“CEC,” the acronym in Spanish) and the Audit Committee (“CDA,” the acronym in Spanish). Each of these committees is composed of directors and executive members of the Bank’s management.

The ALCO is responsible for developing risk handling policies of the Bank following the Board and Santander Spain Global Risk Department guidelines, as well as the requirements of the Chilean SBIF. Said policies have been created mainly to identify and analyze the risks the Bank faces, establishing risk limits and adequate control monitoring risks, and the abiding by of limits. Risk handling policies and systems are revised regularly to reflect changes in market conditions and products or services offered. The Bank, through the creation and management of regulations and procedures, aims at developing a disciplined and constructive control environment in which all employees understand their role and duties.

To carry out its duties, the ALCO works directly with the Bank’s control and risk departments, whose joint objectives include the following:

-	evaluate risks whose magnitude might threaten the Bank’s solvency or which might potentially pose significant risks to its operations or reputation;
-	ensure that the Bank is equipped with the means, systems, structures, and resources, consistent with best practices, which enable the implementation of the risk management strategy;
-	ensure the integration, control, and management of all the Bank’s risks;
-	apply homogeneous risk principles, policies, and metrics throughout the Bank and its businesses;
-	develop and implement a risk management model at the bank, in order for risk exposure to be adequately integrated into the different decision making processes;
Consolidated Financial Statements December 2013 / Banco Santander Chile 144

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2013 AND 2012

NOTE 40

RISK MANAGEMENT, continued:

-	identify risk concentrations and mitigation alternatives, monitor the macroeconomic and competitive environment, quantifying sensitivities and the foreseeable impact of different scenarios on risk positioning; and
-	carry out the management of structural liquidity, interest rate, and exchange rate risks, as well as those arising from the Bank’s own resource base.

To achieve the aforementioned objectives, the Bank (its management and the ALCO) performs a variety of activities relating to risk management, including the following: calculate exposures to risk from different portfolios and/or investments, taking into consideration mitigating factors (guarantees, netting, collateral, etc.); calculate the probabilities of expected loss for each portfolio and/or investment; assign loss factors to new transactions (rating and scoring); measure the risk values of the portfolios and/or investments based on different scenarios by means of historical simulations; specify limits for potential losses based on the different risks incurred; determine the potential impact of the structural risks on the Bank’s Consolidated Statements of Income; set limits and alerts which guarantee the Bank’s liquidity; and identify and quantify the operating risks by line of business, so as to facilitate their mitigation through corrective actions.

The CDA is mainly responsible for supervising compliance with the Bank’s risk management policies and procedures, and for reviewing the adaptation of the risk management framework to the risks faced by the Bank.

Credit risk

Credit risk is the risk that one of the parties to a financial instrument fails to meet its contractual obligations for reasons of insolvency or inability of the individuals or legal entities in question to continue as a going concern, causing a financial loss to the other party. To manage credit risk, the Bank consolidates all elements and components of credit risk exposure (e.g. individual delinquency risk, innate risk of a business line or segment, and/or geographical risk).

Mitigation of credit risk for loans and accounts receivable

The Board has delegated the duty of credit risk management to the ALCO and CEC, as well as to the Bank’s risk departments, whose roles are summarized below:

-	Formulation of credit policies, by consulting with the business units, meeting requirements of guarantees, credit evaluation, risk rating and submission of reports, documentation and legal procedures in compliance with the regulatory, legal and internal requirements of the Bank.

-	Establish the structure to approve and renew credit requests. The Bank structures credit risks by assigning limits to the concentration of that risk in terms of individual debtors, debtor groups, industry segment and country. Approval levels are assigned to the correspondent officials of the business unit (commercial, consumer, SMEs) to be exercised by that level of management. In addition, those limits are revised constantly. Teams in charge of risk evaluation at the branch level interact on a regular basis with customers; however, for larger credit requests, the risk team from the head office and even the CEC work directly with customers to assess credit risks and prepare risk requests. Moreover, Banco Santander España participates in the process to approve larger credits; for example, to customers or economic groups with debts over USD 40 million.

-	Limit concentrations of exposure to customers or counterparties in geographic areas or industries (for accounts receivable or loans), and by issuer, credit rating, and liquidity (for investments).

-	Develop and maintain the Bank’s credit risk classifications for the purpose of classifying risks according to the degree of exposure to financial loss that is exhibited by the respective financial instruments, with the aim of focusing risk management specifically on the associated risks.

-	Revise and evaluate credit risk. Review and evaluate credit risk. Management’s risk divisions are largely independent of the Bank’s commercial division and evaluate all credit risks in excess of the specified limits prior to loan approvals for customers or prior to the acquisition of specific investments. Credit renewal and revisions are subject to similar processes.
Consolidated Financial Statements December 2013 / Banco Santander Chile 145

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2013 AND 2012

NOTE 40

RISK MANAGEMENT, continued:

When preparing a credit request for a corporate customer, the Bank verifies several parameters such as debt service capacity (generally including future cash flows), the customer's financial records and/or projections for their economic sector. The risk division is closely involved in this process. All applications include an analysis of the customer’s strengths and weaknesses, as well as a risk classification and a recommendation. Credit limits are not established over customers’ outstanding balances but on the direct and indirect credit risk of the financial group. For example, a corporation would be evaluated together with subsidiaries and affiliates.

Consumer loans are evaluated and approved by their respective risk divisions (individual, SME), and the evaluation process is based on an evaluation system known as Garra (Banco Santander) and Syseva (Santander Banefe). Both of these processes are decentralized, automated, and based on a scoring system that includes the credit risk policies adopted by the Bank’s Board. The loan application process is based on a collection of information to determine the customer’s financial condition and payment capacity. The parameters used to assess the credit risk of the applicant include different variables such as income levels, duration of current job, indebtedness, reports from credit reporting agencies, etc.

-	Provide advice, training, and specialized knowledge to the business units in order to promote the Bank’s best practices in credit risk management.

Mitigation of credit risk of other financial assets (investments, derivatives, commitments)

As a part of the acquisition process of financial investments and financial instruments, the Bank examines the probability of uncollectability from issuers or counterparties, using internal and external evaluations, such as risk evaluators that are independent from the Bank. The Bank is also governed by a strict and conservative policy which ensures that the issuers of its investments and the counterparties in derivative transactions are highly reputable.

In addition, the Bank holds a variety of instruments which imply credit risk, but are not reflected in the Consolidated Statement of Financial Position, such as: guarantees and bonds, documentary letters of credit, performance bonds, and commitments to grant loans.

Guarantees and bonds represent an irrevocable payment obligation. If a guaranteed customer fails to meet their obligations to third parties secured by the Bank, the Bank will make the relevant payments; hence, these transactions imply the same credit risk exposure as an ordinary loan.

Documentary letters of credit are commitments documented by the Bank on behalf of customers, which are secured by the shipped merchandise to which they relate, and hence, have a lower risk than direct indebtedness. Performance bonds are contingent commitments which become enforceable only if the customer fails to carry out the work agreed upon with a third party who is secured by such performance bonds.

In the case of loan commitments, the Bank is potentially exposed to losses for an amount equivalent to the amount unused of the commitment. However, the expected loss amount is lower than the commitment’s unused amount. The Bank controls the maturity term of credit lines since generally, long-term obligations have a larger credit risk than short-term ones.

Maximum credit risk exposure

For financial assets recorded in the Consolidated Statements of Financial Position, risk exposure equals their book amount. For financial guarantees granted, the maximum exposure to credit risk equals the maximum amount the Banks would have to pay if the financial guaranty was executed.

Consolidated Financial Statements December 2013 / Banco Santander Chile 146

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2013 AND 2012

NOTE 40

RISK MANAGEMENT, continued:

Below is the distribution by financial asset of the Bank’s maximum exposure to credit risk as of December 31, 2013 and 2012, without deduction of collateral or credit improvements received:

		As of December 31
		2013	2012
		Amount of exposure	Amount of exposure
	Note	MCh$	MCh$

Cash and deposits in banks	5	1,571,810	1,250,414
Cash items in process of collection	5	604,077	520,267
Trading investments	6	287,567	338,287
Investments under resale agreements	7	17,469	6,993
Financial derivative contracts	8	1,494,018	1,293,212
Loans and accounts receivable from customers and interbank loans, net	9 and 10	20,452,416	18,416,484
Available for sale investments	12	1,700,993	1,826,158

Off-balance commitments:
Letters of credit issued	24	218,032	199,420
Foreign letters of credit confirmed	24	127,600	113,878
Guarantees	24	1,212,799	1,046,114
Available credit lines	24	5,141,831	4,933,335
Personal guarantees	24	181,416	139,059
Other irrevocable credit commitments	24	47,376	63,828
Total		33,057,404	30,147,449

Consolidated Financial Statements December 2013 / Banco Santander Chile 147

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2013 AND 2012

NOTE 40

RISK MANAGEMENT, continued:

Credit quality is classified as described in the SBIF’s Compendium of Standards as of December 31, 2013 and 2012:

	December 31
Category	2013				2012
Commercial	Individual	Percentage	Allowance	Percentage	Individual	Percentage	Allowance	Percentage
Portfolio	MCh$	%	MCh$	%	MCh$	%	MCh$	%

A1	381,551	1.81%	135	0.02%	169,601	0.89%	59	0.01%
A2	2,013,820	9.56%	1,323	0.22%	1,945,252	10.26%	1,249	0.23%
A3	2,730,837	12.97%	2,923	0.48%	2,531,416	13.35%	2,650	0.48%
A4	2,115,403	10.04%	15,823	2.60%	1,587,998	8.37%	12,230	2.22%
A5	838,697	3.98%	13,712	2.25%	701,917	3.70%	12,356	2.25%
A6	443,059	2.10%	11,981	1.97%	335,676	1.77%	13,972	2.54%
B1	181,676	0.86%	8,061	1.33%	133,240	0.70%	5,699	1.04%
B2	80,513	0.38%	4,229	0.70%	77,411	0.41%	4,714	0.86%
B3	77,940	0.37%	10,430	1.72%	41,266	0.22%	5,393	0.98%
B4	33,922	0.16%	5,318	0.87%	35,980	0.19%	7,331	1.33%
C1	56,040	0.27%	1,121	0.18%	45,104	0.24%	902	0.16%
C2	46,996	0.22%	4,700	0.77%	30,796	0.16%	3,080	0.56%
C3	20,780	0.10%	5,195	0.85%	34,685	0.18%	8,672	1.58%
C4	43,109	0.21%	17,243	2.83%	28,246	0.15%	11,298	2.05%
C5	61,246	0.29%	39,811	6.54%	36,545	0.19%	23,754	4.32%
C6	64,755	0.31%	58,279	9.59%	46,246	0.24%	41,622	7.57%
Subtotal	9,190,344	43.63%	200,284	32.92%	7,781,379	41.02%	154,981	28.18%

	Group	Percentage	Allowance	Percentage	Group	Percentage	Allowance	Percentage
	MCh$	%	MCh$	%	MCh$	%	MCh$	%
Commercial
Normal portfolio	2,237,256	10.62%	30,864	5.07%	2,380,961	12.55%	33,821	6.15%
Impaired portfolio	400,101	1.90%	69,306	11.39%	417,254	2.20%	62,117	11.29%
Subtotal	2,637,357	12.52%	100,170	16.46%	2,798,215	14.75%	95,938	17.44%
Mortgage
Normal portfolio	5,302,411	25.18%	15,701	2.58%	5,042,551	26.59%	17,485	22.99%
Impaired portfolio	323,401	1.54%	27,605	4.54%	229,030	1.21%	18,505	24.85%
Subtotal	5,625,812	26.72%	43,306	7.12%	5,271,581	27.80%	35,990	47.84%
Consumer
Normal portfolio	3,257,836	15.47%	112,468	18.49%	2,722,492	14.36%	126,493	3.18%
Impaired portfolio	349,412	1.66%	152,117	25.01%	392,985	2.07%	136,766	3.36%
Subtotal	3,607,248	17.13%	264,585	43.50%	3,115,477	16.43%	263,259	6.54%
Total	21,060,761	100.00%	608,345	100.00%	18,966,652	100.00%	550,168	100.00%

Consolidated Financial Statements December 2013 / Banco Santander Chile 148

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2013 AND 2012

NOTE 40

RISK MANAGEMENT, continued:

Regarding the individually evaluated portfolio, the different categories and levels within each category correspond to:

-	Category A or Normal Portfolio. Consists of debtors with a payment capacity that allows them to fulfill their financial obligations and commitments and who, according to their financial situation, are not likely to experience a change in this condition in the short term.

-	Category B or Substandard Portfolio. Includes debtors with financial difficulties or whose payment capacity has been diminished and about whom the Bank has considerable doubts about the total reimbursement of the capital and interest according to the agreed terms, showing they have a mess likelihood of meeting their financial obligations in the short term.

-	Category C or Default Portfolio. Consists of those debtors where the Bank considers the ability of reimbursement remote since they have an impaired or null payment capacity.

Regarding the portfolios evaluated on a group basis, all of the associated operations are evaluated together.

See Note 32 for the detail of the Bank’s impaired loans and the associated allowances. Also, see Note 21 for a detail of the maturity of the Bank’s financial assets.

Exposure to credit risk in foreign derivative contracts

As of December 31, 2013, the Bank’s foreign exposure -including counterparty risk in the derivative instruments’ portfolio- was USD 991 million or 1.9% of assets. In the table below, exposure to derivative instruments is calculated by using the equivalent credit risk; which equals the replacement carrying amount plus the maximum potential value, considering the cash collateral that minimizes exposure.

Below, there are additional details regarding our exposure to Spain and Italy, since they are classified above 1 and where most of our exposure to categories other than 1 is. We do not have sovereign exposure to Spain or Italy. Below we detail exposure to Italy and Spain as of December 31, 2013, considering fair value of derivative instruments.

Country	Classification (1)	Derivative Instruments (adjusted to market) USD MM	Deposits USD MM	Loans USD MM	Financial investments USD MM	Total Exposure USD MM
Spain	2	0,28	8,56	0,04	-	8,88
Italy	2	66,40	4,04	0,84	-	71,28
Other	2	5,08	0,17	0,98	-	6,23
Total		71,76	12,77	1,86	-	86,39

(1) Corresponds to country’s classification established in Chapter B-6 of the Compendium of Accounting Standards issued by the SBIF.

*	The total amount of this exposure to derivative instruments must be compensated daily with collateral and, therefore, the net credit exposure is USD 0

Our exposure to Spain within the group is as follows:

Counterpart	Country	Classification	Derivative instruments (market adjusted) USD MM	Deposits USD MM	Loans USD MM	Financial Investments USD MM	Exposure Exposure USD MM
Banco Santander España	Spain	2	0,28	8,56	-	-	8,84

*	The total amount of this exposure to derivative instruments must be compensated daily with collateral and, therefore, the net credit exposure is USD 0.28

**	We have included our exposure to Santander branches in New York and Hong Kong as exposure to Spain.

Consolidated Financial Statements December 2013 / Banco Santander Chile 149

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2013 AND 2012

NOTE 40

RISK MANAGEMENT, continued:

Impairment of other financial instruments

As of December 31, 2013 and 2012, the Bank had no significant impairments of its financial assets other than loans and accounts receivable

Security interests and credit improvements

The maximum exposure to credit risk is reduced in some cases by security interests, credit improvements, and other actions which mitigate the Bank’s exposure. Based on the foregoing, the creation of security interests are a necessary but not a sufficient condition for granting a loan; accordingly, the Bank’s acceptance of risks requires the verification of other variables and parameters, such as the ability to pay or generate funds in order to mitigate the risk being taken on.

Procedures for management and valuation of securities are described in the internal policies of risk management. Said policies set the basic principles for credit risk management, including the management of securities received in customers’ operations. In this sense, the risk management model includes valuating the existence of adequate and sufficient guarantees that allow recovering the credit when the debtor’s circumstances prevent them from fulfilling their obligations.

The procedures used for the valuation of security interests utilize the prevailing market practices, which provide for the use of appraisals for mortgage securities, market prices for stock securities, fair value of the participating interest for investment funds, etc. All security interests received must be instrumented properly and registered on the relevant register, as well as have the approval of legal divisions of the Bank.

In addition, the Bank has classification tools that allow it to group the credit quality of transactions or customers. To study how this probability varies, the Bank has historical databases that keep this internally generated information. Classification tools vary according to the analyzed customer (commercial, consumer, SMEs, etc.).

Below is the detail of security interests, collateral, or credit improvements provided to the Bank as of December 31, 2013 and 2012.

	As of December 31
	2013	2012
	MCh$	MCh$
Non-impaired financial assets:
Properties/mortgages	12,701,836	11,462,572
Investments and others	1,347,770	869,036
Impaired financial assets:
Properties/ mortgages	663,889	1,145,721
Investments and others	27,810	105,903
Total	14,741,305	13,583,232

Consolidated Financial Statements December 2013 / Banco Santander Chile 150

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2013 AND 2012

NOTE 40

RISK MANAGEMENT, continued:

Liquidity risk

Liquidity risk is the risk that the Bank may have difficulty meeting the obligations associated with its financial obligations.

Liquidity risk management

The Bank is exposed on a daily basis to requirements for cash funds from various banking activities, such as wires from checking accounts, fixed-term deposit payments, guarantee payments, disbursements on derivatives transactions, etc. As typical in the banking industry, the Bank does not hold cash funds to cover the balance of all the positions, as experience shows that only a minimum level of these funds will be withdrawn, which can be accurately predicted with a high degree of certainty.

The Bank’s approach to liquidity management is to ensure— whenever possible—to have enough liquidity on hand to fulfill its obligations at maturity, in both normal and stressed conditions, without entering into unacceptable debts or risking the Bank’s reputation. The Board establishes limits on the minimal part of available funds close to maturity to fulfill said payments as well as over a minimum level of interbank operations and other loan facilities that should be available to cover transfers at unexpected demand levels. This is constantly reviewed. Additionally, the Bank must comply with the regulation limits established by the SBIF for maturity mismatches.

These limits affect the mismatches of future flows of income and expenditures of the Bank on an individual basis. They are:

i. mismatches of up to 30 days for all currencies, up to the amount of basic capital;

ii. mismatches of up to 30 days for foreign currencies, up to the amount of basic capital; and

iii. mismatches of up to 90 days for all currencies, twice the basic capital.

The Bank’s treasury department (“Treasury”) receives information from all business units about the liquidity profile of its financial assets and liabilities in addition to details from other future cash flows that arise from future business transactions. Based on this information, Treasury keeps a short-term liquid assets portfolio, mainly composed of liquid investments, interbank loans, and advanced payments, to guarantee that the Bank has enough liquidity. Liquidity needs of business units are fulfilled through short-term transfers from Treasury to cover any short-term variation and long-term financing to address all structural liquidity requirements.

The Bank monitors its liquidity position daily to establish future flows of inflow and outflow. At each month's closing, stress tests are carried out in which a variety of scenarios are used, from normal market conditions to those that contain significant fluctuations. Liquidity policy and procedures are subjected to review and approval of the Bank’s Board. There are periodic reports which detail the Bank’s, and its subsidiaries’, liquidity position, including any exceptions and adopted correcting measures, which are also reviewed periodically by the ALCO.

The Bank relies on customer (retail) and institutional deposits, obligations to banks, debt instruments, and time deposits as its main sources of funding. Although most obligations to banks, debt instruments and time deposits have maturities of more than one year, customer (retail) and institutional deposits tend to have shorter maturities and a large proportion of them are payable within 90 days. The short-term nature of these deposits increases the Bank’s liquidity risk, and hence, the Bank actively manages this risk through continual supervision of the market trends and price management.

Consolidated Financial Statements December 2013 / Banco Santander Chile 151

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2013 AND 2012

NOTE 40

RISK MANAGEMENT, continued:

Exposure to liquidity risk

A similar, yet not identical, measure is the calculation used to measure the Bank´s liquidity limit as established by the SBIF. The Bank determines a mismatch percentage for purposes of calculating such liquidity limit which is calculated by dividing its benefits (assets) by its obligations (liabilities) according to maturity based on estimated repricing. The mismatch amount permitted for the 30 day and under period is 1 times [regulatory] capital and for the 90 day and under period – 2 times [regulatory] capital.

The following table displays the actual derived percentages as calculated per above:

	As of December 31,
	2013	2012
	%	%
30 days	30.00	51.00
30 days foreign currency	(22.00)	3.00
90 days	31.00	29.00

Next, is the breakdown by maturity, of the asset and liability balances of the Bank as of December 31, 2013 and 2012, which also includes off-balance commitments:

	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 5 years	More than 5 years	Total
As of December 31, 2013	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Maturity of assets (Note 21)	2,950,498	2,647,295	2,190,406	4,387,042	7,412,088	7,149,366	26,736,695
Maturity of liabilities (Note 21)	(6,106,601)	(6,238,544)	(3,346,439)	(3,766,394)	(2,328,605)	(2,365,728)	(24,152,311)
Net maturity	(3,156,103)	(3,591,249)	(1,156,033)	620,648	5,083,483	4,783,638	2,584,384
Off-balance commitments:
Personal guarantees	-	(7,745)	(9,292)	(137,269)	(19,001)	(8,109)	(181,416)
Foreign letters of credit confirmed	-	(17,347)	(50,984)	(24,639)	(26,543)	(8,087)	(127,600)
Letters of credit issued	-	(48,634)	(101,181)	(46,210)	(22,007)	-	(218,032)
Guarantees	-	(128,171)	(145,878)	(493,530)	(419,414)	(25,806)	(1,212,799)

Net maturity, including commitments	(3,156,103)	(3,793,146)	(1,463,368)	(81,000)	4,596,518	4,741,636	844,537

	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 5 years	More than 5 years	Total
As of December 31, 2012	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Maturity of assets (Note 21)	2,954,752	1,353,187	2,081,752	3,969,599	7,060,705	6,781,988	24,201,983
Maturity of liabilities (Note 21)	(5,396,782)	(5,423,233)	(2,740,256)	(3,219,159)	(3,236,072)	(2,003,864)	(22,019,366)
Net maturity	(2,442,030)	(4,070,046)	(658,504)	750,440	3,824,633	4,778,124	2,182,617
Off-balance commitments:
Personal guarantees	-	(23,315)	(24,201)	(22,051)	(65,571)	(3,921)	(139,059)
Foreign letters of credit confirmed	-	(4,786)	(22,127)	(40,870)	(46,095)	-	(113,878)
Letters of credit issued	-	(520,56)	(103,153)	(6,351)	(37,860)	-	(199,420)
Guarantees	-	(82,428)	(136,561)	(312,299)	(488,770)	(26,056)	(1,046,114)

Net maturity, including commitments	(2,442,030)	(4,232,631)	(944,546)	368,869	3,186,337	4,748,147	684,146

The tables above show cash flows without deducting financial assets and liabilities over the estimated maturity base. Future cash flows from these instruments might vary significantly compared to this analysis. For example, we expect that demand deposits remain stable or grow steadily and we do not expect to execute all unrecognized loan obligations. In addition, the above detail excludes available credit lines since they do not have contractually defined maturities.

Consolidated Financial Statements December 2013 / Banco Santander Chile 152

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2013 AND 2012

NOTE 40

RISK MANAGEMENT, continued:

Market risk

Market risk arises as a consequence of the market activity, by means of financial instruments whose value can be affected by market variations, reflected in different assets and financial risk factors. The risk can be diminished by means of hedging through other products (assets/liabilities or derivative instruments) or terminating the open transaction/position. The objective of market risk management is to manage and control market risk exposure within acceptable parameters.

There are four major risk factors that affect the market prices: type of interest, type of exchange, price, and inflation. In addition and for certain positions, it is necessary to consider other risks as well, such as spread risk, base risk, commodity risk, volatility or correlation risk.

Market risk management

The Bank’s internal management measure market risk based mainly on the procedures and standards of Santander Spain, which are in turn based on analysis of management in three principal components:

-	trading portfolio;
-	domestic financial management portfolio;
-	foreign financial management portfolio.

The trading portfolio is comprised mainly of investments, valued at fair value, and free of any restriction on their immediate sale, which are often bought and sold by the Bank with the intent of selling them in the short term in order to benefit from short-term price fluctuations. The financial management portfolios include all the financial investments not considered a part of trading portfolio.

The ALCO has the general responsibility for the market risk. The Bank’s risk/finance department is responsible for formulating detailed management policies and applying them to the Bank’s operations, in conformity with the guidelines adopted by the ALCO and the Global Risk Department of Banco Santander – Spain.

The department’s functions in connection with trading portfolio include the following:

i.	apply the “Value at Risk” (VaR) techniques to measure interest rate risk,
ii.	adjust the trading portfolios to market and measure the daily income and loss from commercial activities,
iii.	compare the real VaR with the established limits,
iv.	establish procedures to prevent losses in excess of predetermined limits, and
v.	furnish information on the trading activities to the ALCO, other members of the Bank’s management, and the Global Risk Department of Santander – Spain.

The department’s functions in connection with financial management portfolios include the following:

i.	perform sensitivity simulations (as explained below) to measure interest rate risk for activities denominated in local currency and the potential losses forecasted by these simulations, and
ii.	provide daily reports thereon to the ALCO, other members of the Bank’s management, and the Global Risk Department of Santander - Spain.

Market risk - trading portfolio

The Bank applies VaR methods to measure the market risk of its trading portfolio. The Bank has a consolidated commercial position that is made up of fixed income investments, foreign exchange trading, and a minimum position of investments in equity shares. This portfolio is mostly made of Chilean Central Bank bonds, mortgage bonds and corporate bonds issued locally at low risk. At the closing date, the trading portfolio did not show investments in another portfolio.

Consolidated Financial Statements December 2013 / Banco Santander Chile 153

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2013 AND 2012

NOTE 40

RISK MANAGEMENT, continued:

For the Bank, the VaR estimate is done through the historical simulation method which consists of observing the behavior of profit and loss that might have taken place with the current portfolio if the market conditions at a given time had been present and, based on that information, infer maximum losses with a determined confidence level. This method has the advantage of reflecting precisely the historical distribution of market values and not requiring any distribution assumption for a specific probability. All VaR measures are designed to establish the distribution function for the value change in a given portfolio and, once this distribution is known, to calculate the percentile related to the necessary confidence level, which will match the risk value in virtue of those parameters. As calculated by the Bank, the VaR is an estimate of the maximum expected loss of market value of a given portfolio in one day, with 99.00% confidence. It is the maximum loss in one day the Bank could expect in a given portfolio with a confidence level of 99.00%. In other words, it is the loss the Bank would have to deal only 1.0% of the time. VaR provides a single estimation of the market risk that cannot be compared with other market risks. Returns are calculated using a time window of 2 years or, at least, 520 data points gathered since the reference date in the past to calculate VaR.

The Bank does not calculate three separate VaRs. Only one VaR is calculated for the entire trading portfolio which, in addition, is separated into risk types. The VaR program carries out a historical simulation and calculates a profit (ganancia or “G”) and loss (pérdida or “P”) G&P Statement for 520 data points (days) for each risk factor (fixed income, currency, and variable income). Each risk factor’s G&P is added and a consolidated VaR is calculated with 520 data points or days. In addition, the VaR is calculated for each risk factor based on the individual G&P calculated for each. Additionally, a weighted VaR is calculated following the above mentioned method but giving a larger weight to the 30 most recent data points. The highest VaR is reported. In 2011 and 2010, we were still using the same VaR model and the methodology has not changed.

The Bank uses VaR estimates to issue a warning in case the statistically estimated losses for the trading portfolio exceed the cautionary levels.

Limitations of the VaR model

When applying a calculation methodology, no assumptions are made regarding the probability distribution of the changes in the risk factors; the historically observed changes are used for the risk factors on which each position in the portfolio will be valued.

It is necessary to define a valuation function fj(xi) for each instrument j, preferably the same one used to calculate the market value and income of the daily position. This valuation function will be applied in each scenario to generate simulated prices for all the instruments in each scenario.

In addition, the VaR methodology should be interpreted taking into consideration the following limitations:

-	Changes in market rates and prices may not be independent and identically distributed random variables, and may not have a normal distribution. In particular, the assumption of normal distribution may underestimate the probability of extreme market movements;

-	The historical data used by the Bank may not provide the best estimate of the joint distribution of changes in the risk factors in the future, and any modification of the data may be inadequate. In particular, the use of historical data may fail to capture the risk of potential extreme and adverse market fluctuations, regardless of the time period used;

-	A 1-day time horizon may not fully capture the market risk positions which cannot be liquidated or covered in a single day. It would not be possible to liquidate or cover all the positions in a single day;

-	The VaR is calculated at the close of business, but trading positions may change substantially in the course of the trading day;

-	The use of a 99% level of confidence does not take account of, or make any statement about, the losses that could occur outside of that degree of confidence; and

-	A model such as the VaR does not capture all the complex effects of the risk factors over the value of the positions or portfolios, and accordingly, it could underestimate potential losses.

Consolidated Financial Statements December 2013 / Banco Santander Chile 154

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2013 AND 2012

NOTE 40

RISK MANAGEMENT, continued:

At no time in 2013 and 2012 did the Bank exceed the VaR limits in connection with the three components which comprise the trading portfolio: fixed-income investments, variable-income investments and foreign currency investments.

The Bank carries out back-testings on a daily basis and, generally, discovers that trading losses exceed the estimated VaR almost one out hundred business days. Also, a maximum VaR limit was established that can be applied over the trading portfolio. Both in 2013 and 2012, the Bank has kept within the maximum limit it established for the VaR; even when the real VaR exceeded estimations.

High, low and average levels for each component and year were as follows:

VaR	2013 USDMM	2012 USDMM
Consolidated:
High	3,48	4,62
Low	1,061	0,96
Average	1,72	2,33

Fixed-income investments:
High	2,39	4,99
Low	0,97	0,95
Average	1,57	2,24

Variable-income investments
High	0,19	0,07
Low	0,00	0,00
Average	0,00	0,00

Foreign currency investments
High	3,20	3,23
Low	0,06	0,03
Average	0,69	0,66

Market risk - local and foreign financial management

The Bank’s financial management portfolio includes most of the Bank’s non-trading assets and liabilities, including the credit/loan portfolio. For these portfolios, investment and financing decisions are strongly influenced by the Bank’s commercial strategies.

The Bank uses a sensitivity analysis to measure market risk for domestic and foreign currencies (not included in the trading portfolio). The Bank carries out a simulation of scenarios that will be calculated as the difference between current flows in the chosen scenario (curve with a parallel movement of 100 basis points (“bp”) in all its sections) and its value in the base scenario (current market). All positions in domestic currency indexed to inflation (UF) are adjusted by a sensitivity factor of 0.57 which represents a change in the curve of 57bp in all real rates and 100 bp in nominal rates. The same scenario is carried out for net positions in foreign currency and interest rates in USD. In addition, the Bank has established limits regarding maximum loss this kind of movement in interest rates can have over capital and net financial income budgeted for the year.

To establish the consolidated limit, we add the foreign currency limit to the domestic currency limit and multiple by 2 the sum of the multiplication of them together both for net financial loss limit as well as for the capital and reserves loss limit, using the following formula:

Consolidated limit = square root of a2 + b2 + 2ab

a: domestic currency limit

b: foreign currency limit

Since we assume the correlation is 0; 2ab = 0. 2ab = 0.

Consolidated Financial Statements December 2013 / Banco Santander Chile 155

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2013 AND 2012

NOTE 40

RISK MANAGEMENT, continued:

Limitations of the sensitivity models

The most important assumption is using an exchange rate of 100 bp based on yield curve (57 bp for real rates). The Bank uses a 100 bp exchange since sudden changes of this magnitude are considered realistic. Santander Spain Global Risk Department has also established comparable limits by country, so as to compare, control and consolidate market risk by country in a realistic and orderly fashion.

In addition, the sensitivity simulation methodology should be interpreted taking into consideration the following limitations:

-	The simulation of scenarios assumes that the volumes remain consistent in the Bank’s Consolidated Statements of Financial Position and are always renewed at maturity, thereby omitting the fact that certain credit risk and prepayment considerations may affect the maturity of certain positions.

-	This model assumes an identical change along the entire length of the yield curve and does not take into account the different movements for different maturities.

-	The model does not take into account the volume sensitivity which results from interest rate changes.

-	The limits to losses of budgeted financial income are calculated based on the financial income foreseen for the year, which may not be actually earned, meaning that the real percentage of financial income at risk may be higher than the expected one.

Market risk – Financial management portfolio – December 31, 2013 and 2012

	2013		2012
	Effect on financial income	Effect on capital	Effect on financial income	Effect on capital

Financial management portfolio – local currency (MCh$)
Loss limit	35,500	167,530	37,300	167,530
High	28,923	86,196	26,233	100,175
Low	21,129	69,729	13,885	85,546
Average	25,124	77,849	20,054	92,312
Financial management portfolio – foreign currency (in millions of $US)
Loss limit	30	30	40,0	40,0
High	17	26	24,3	14,7
Low	2	2	3,7	4,5
Average	10	19	12,8	11,7
Financial management portfolio – consolidated (in MCh$)
Loss limit	35,500	167,530	39,200	167,530
High	28,958	86,212	26,437	100,201
Low	21,204	69,787	17,037	85,566
Average	25,146	77,891	21,165	92,457

Operating risk

Operating risk is the risk of direct or indirect losses stemming from a wide variety of causes related to the Bank’s processes, personnel, technology, and infrastructure, as well as external factors other than credit, market, or liquidity, such as those related to legal or regulatory requirements. Operating risks arise from all the Bank’s operations.

The Bank’s objective is to manage operating risk in order to mitigate economic losses and damage to the Bank’s reputation through a flexible internal control structure.

The Bank’s management has the main responsibility to develop and apply controls to mitigate operating risks. This responsibility is supported by the global development of the Bank’s standards for operating risk management in the following areas:

-	Requirements for adequate segregation of duties, including independent authorization of transactions
-	Requirements for reconciliation and supervision of transactions

Consolidated Financial Statements December 2013 / Banco Santander Chile 156

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2013 AND 2012

NOTE 40

RISK MANAGEMENT, continued:

-	Compliance with the applicable legal and regulatory requirements
-	Documentation of controls and procedures
-	Requirements for periodic evaluation of applicable operating risks and improvement of the controls and procedures to address the risks that are identified
-	Requirements for disclosure of operating losses and the proposed corrective measures
-	Development of contingency plans
-	Training and professional development
-	Adoption of ethical business standards
-	Reduction or mitigation of risks, including acquisition of insurance policies if they are effective

Compliance with the Bank’s standards is supported by a program of periodic reviews conducted by the Bank’s internal audit unit, whose results are internally submitted to the management of the business unit that was examined and to the CDA.

Risk Concentration

The Bank operates mainly in Chile, thus most of its financial instruments are concentrated in that country. See Note 10 of the financial statements for a detail of the concentration of the Bank’s loans and accounts receivable by industry.

NOTE 41

SUBSEQUENT EVENTS

In January 2014, a bond was issued for CHF 300,000,000, with an interest rate of 1% and a maturity date on July 31, 2017.

Between January 1, 2014 and the date on which these Consolidated Financial Statements were issued (January 20, 2014), no other events have occurred which could significantly affect their interpretation.

FELIPE CONTRERAS FAJARDO Accounting Manager	CLAUDIO MELANDRI HINOJOSA Chief Executive Officer

Consolidated Financial Statements December 2013 / Banco Santander Chile 157